As filed with the Securities and Exchange Commission on September 23 , 2005

Registration No. 333- 127898

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 1
TO FORM S-2
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

APPALACHIAN BANCSHARES, INC.

(Exact Name of Registrant as Specified in Its Charter)

GEORGIA (State or other jurisdiction of incorporation or organization)	58-2242407 (I.R.S. Employer Identification No.)

829 Industrial Boulevard
Ellijay, Georgia 30540
(706) 276-8000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

TRACY R. NEWTON
Chief Executive Officer
Appalachian Bancshares, Inc.
829 Industrial Boulevard
Ellijay, Georgia 30540

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

W. Thomas King, Esq. Smith, Gambrell & Russell, LLP 1230 Peachtree Street, N.E. Promenade II, Suite 3100 Atlanta, Georgia 30309-3592 (404) 815-3500	William J. Ching, Esq. Nelson Mullins Riley & Scarborough LLP 999 Peachtree Street, N. E. Atlanta, Georgia 30309-3964 (404) 817-6000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  [  ]

If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box.  [  ]

If this Form is filed to register additional securities for an offering pursuant to rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  [  ] ________

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  [  ] ________

If this Form is a post-effective amendment filed pursuant to 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  [  ] ________

If the delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  [  ]

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to Be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee (3)
Common Stock, par value $0.01 per share	1,265,000	$16.90	$21,378,500	$2,516.25

(1)	Includes shares subject to the underwriters’ over-allotment option.

(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 under the Securities Act of 1933, as amended, and based on the average of the high and low prices of Common Stock on the OTC Bulletin Board on August 23, 2005.

(3)	Previously paid.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the securities act of 1933 or until the registration statement shall become effective on such date as the commission, acting pursuant to said section 8(a), may determine.

SUBJECT TO COMPLETION, DATED SEPTEMBER 23 , 2005

PRELIMINARY PROSPECTUS

1,100,000 Shares

Common Stock

Appalachian Bancshares, Inc. is the holding company for Appalachian Community Bank, a commercial bank headquartered in Ellijay, Georgia.

This is a firm commitment offering of 1,100,000 shares of our common stock. Our common stock is currently quoted on the OTC Bulletin Board under the symbol “APAB.OB” and in the Pink Sheets under the symbol “APAB.PK”. As of September 22, 2005, t he last reported trading price of our common stock was $17.50 and occurred on September 9, 2005 . We have applied to have our common stock listed on the Nasdaq National Market under the symbol “APAB”.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 7 to read about factors you should consider before you make your investment decision.

	Per Share	Total
Price to Public	$	$
Underwriting Discount(1)	$	$
Proceeds, before expenses, to Appalachian Bancshares(1)	$	$

(1)	The underwriting discount is $ per share, except with respect to up to shares offered hereby that have been reserved for sale to our directors and officers. The underwriting discount for these shares is $ per share. The figures in the table assume that all shares offered are sold to investors other than our directors and officers. See “Underwriting” for a complete description of compensation to be received by Sandler O’Neill & Partners, L.P.

We have granted the underwriter a 30-day option to purchase up to 165,000 additional shares of common stock at the same price, and on the same terms, solely to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The securities are not savings accounts, deposits or other obligations of any bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

The underwriter expects to deliver the common stock to purchasers against payment in New York, New York on or about   , 2005, subject to customary closing conditions.

Sandler O’Neill & Partners, L.P.

The date of this prospectus is   , 2005.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer an offer to buy these securities in any jursidiction where the offer or sale is not permitted.

TABLE OF CONTENTS

Page
Summary	1
Selected Consolidated Financial Data	5
Risk Factors	7
Cautionary Statement Regarding Forward-Looking Statements	1 4
Use of Proceeds	1 5
Capitalization	1 5
Dilution	1 6
Determination of Offering Price	1 6
Price Range of Our Common Stock	1 7
Dividend Policy	1 7
Business	1 8
Management’s Discussion and Analysis of Financial Condition and Results of Operations	2 6
Management	52
Principal Shareholders	5 9
Certain Relationships and Related Party Transactions	61
Description of Capital Stock	62
Supervision and Regulation	65
Underwriting	73
Legal Matters	75
Experts	75
Where You Can Find More Information About Us	76
Documents Incorporated by Reference	76
Index to Consolidated Financial Statements	F-1

You should rely only on the information contained in this prospectus. We have not, and the underwriter has not, authorized any other person to provide you with different information. We are not, and the underwriter is not, making an offer to sell our common stock in any jurisdiction in which the offer or sale is not permitted. You should assume that the information contained in this prospectus is accurate only as of the date on the front cover page of this prospectus, regardless of the time of delivery of this prospectus or any sale of the common stock. Unless otherwise indicated, all information in this prospectus assumes that the underwriter will not exercise its option to purchase additional shares of common stock to cover over-allotments.

Unless the context indicates otherwise, all references in this prospectus to “we,” “us,” and “our” refer to Appalachian Bancshares, Inc. and its subsidiary, Appalachian Community Bank (operating under its name and the trade name “Gilmer County Bank”), on a consolidated basis.

i

SUMMARY

This summary highlights specific information contained elsewhere in this prospectus. Because this is a summary, it may not contain all of the information that is important to you. Therefore, you should read carefully the more detailed information set forth in this prospectus and our financial statements before making a decision to invest in our common stock. All financial information, operating statistics and ratios in this prospectus are based on generally accepted accounting principles as applied in the United States, referred to as GAAP, unless otherwise noted.

Appalachian Bancshares, Inc.

We are the Georgia bank holding company for Appalachian Community Bank, a community bank operating under its name and under the trade name “Gilmer County Bank”, located in the foothills of the Blue Ridge Mountains in North Georgia. We operate under a traditional community banking model, with a particular focus on real estate lending and generating core deposits from our market area. From the bank’s first organizational meeting, our management team has worked to develop a service-oriented environment that places the highest priority on personal relationships with our customers. Beginning with our original location in Gilmer County, we have experienced significant growth, adding three additional branches and expanding into Union and Fannin counties. We have also developed an operations infrastructure designed to support our growth without sacrificing credit quality. As of June 30, 2005, we had total assets of approximately $516 million, total deposits of approximately $424 million and total shareholders’ equity of approximately $39 million. We believe that our customer service-focused philosophy has contributed to our growth and will continue to drive our performance.

Our Market Area

Our market area is located approximately 80 miles north of Atlanta and is primarily comprised of Gilmer, Fannin and Union counties. We refer to our market area, which borders Tennessee and North Carolina, as “North Georgia”. In recent years, this market area has experienced notable economic growth driven by increased tourism and population growth resulting from the expansion of the greater Atlanta metropolitan area and retiree relocation to North Georgia. According to FDIC data as of June 30, 2004, our market area had total deposits of approximately $1.7 billion and grew at a compounded annual growth rate of 14.7% in the last four years. As of June 30, 2004, we had over a 58% market share in Gilmer County, a 12% market share in Fannin County and almost a 7% market share in Union County.

Between 1990 and 2004, based on U.S. Census Bureau data, the populations of Gilmer, Fannin and Union counties grew by 64% on a combined basis. This growth compares favorably to the 36% population growth in the S tate of Georgia over that same time period. Each of the three counties in our market was recently named to the U.S. Census Bureau’s 100 Fastest Growing U.S. Counties as measured by the increase in housing unit estimates. Similarly, the number of total households increased 20% from 2000 to 2005 for our market area versus the state and national averages of 12% and 7%, respectively. Between 2005 and 2010, total households are projected to further increase approximately 17% in our market area versus 11% for the State of Georgia and 7% for the United States. The significant growth in North Georgia has driven a corresponding increase in the median home value in our market area. From 1990 to 2000, the median home value in Gilmer, Fannin and Union counties increased 69%, 80% and 91%, respectively. Despite this growth, the median home value in all three counties remains below the state and national averages.

North Georgia’s abundant outdoor and recreational activities have made it a popular area for second-home buyers and retirees. In particular, the number of residents over the age of 55 grew by 28%, 31% and 22% for Gilmer, Fannin and Union counties, respectively, between 2000 and 2005. Currently, this age group comprises 27%, 35% and 38% of the population of Gilmer, Fannin and Union counties, respectively. In 2002, Smart Money named Blue Ridge, Georgia (Fannin County) as one of the top five locales for affordable vacation homes in the United States. We believe the demographic trends and growth characteristics of our market area will continue to provide us with significant growth opportunities in the future.

Our Operating Philosophy

We believe the best way to grow our business is by building personal relationships with our customers through superior customer service and by communicating a consistent set of operating principles to our employees. Our strategy is to build a community bank franchise by continuing to service real estate developers, small business owners and primary and second home buyers in the North Georgia mountains and other surrounding fast-growing communities. We leverage the experience and local market knowledge of our management team and employees by providing what we believe to be a superior level of customer service. Specifically, we plan to focus on the following core operating and growth strategies:

•	Community Relationship Banking. We believe our customers value the personal relationships and high level of service afforded by our community relationship banking model. Our senior management team emphasizes to all of our employees the importance of personal relationships and superior customer service through the strict adherence to three principles: (i) build customer trust, (ii) provide consistent customer service and (iii) deliver our services in an efficient manner. To support this philosophy, the branches in the three communities we serve have their own experienced relationship managers. We also have separate community boards of directors in each of our markets whose members serve as a valuable source of business referrals and receive customer feedback, enabling us to react quickly to changing customer needs.

•	Expansion Strategy. We believe that the continued growth in our market area offers us the opportunity for growth at our current branches and the potential for new branches in our existing markets. We will also consider expanding outside of our market area by engaging in selective acquisitions or de novo branching in surrounding areas that we believe offer similar strong demographic and growth characteristics of our current markets.

•	Marketing Strategies. We continuously seek to strengthen our brand awareness across our market area and introduce our services to new residents and businesses. To enhance our brand awareness, we support or sponsor numerous civic organizations in each of our communities and encourage our employees to remain active in the local community. We strive to have our brand associated with a sense of trustworthiness and to be recognized as the community bank of choice in each of our communities.

In addition, we have recently partnered our relationship managers with product leaders who bring additional expertise to our customer relationships. Our product leaders have specialized knowledge of each of our products and services and assist our relationship managers in their marketing and sales efforts. We believe that this combination of relationship management and product expertise enhances our service-oriented approach and the delivery of our products and services.

•	Enhancement of Operating Platform. To manage our continued growth in an efficient manner, we have enhanced our operating procedures and are constructing a new operations center that will consolidate many of our administrative and support functions. We have developed uniform teller, account management, loan origination and disbursement procedures at each of our branches. Further, we have recently organized our credit underwriting and loan administration functions into two new departments. We believe these enhancements have improved the uniformity of our underwriting standards throughout our organization and allowed us to maintain our commitment to a strong credit culture. In addition, our new operations center will house in one location our administrative departments and product leaders. By centrally locating our administrative departments and by providing product leadership, we believe our branch relationship managers will be better able to focus on delivering products and services to our customers which will enhance our growth opportunities.

Our People

Trained and Motivated Employees.  We believe that our hiring process, training and bonus program are essential to our continued growth. During the hiring process, we carefully select employees who possess specialized knowledge and who share our service-oriented values. We provide all of our employees with regular training, including programs at our “corporate university” in areas ranging from relationship building exercises to seminars devoted to product knowledge and regulatory compliance. In addition, every employee sets personal goals that are evaluated every six months by management and is eligible to participate in our bonus program.

Experienced Management Team. We have assembled a senior management team with extensive banking experience and a shared goal to grow our bank while remaining committed to our guiding principles of building strong personal relationships and providing superior customer service. While some of the members of our management team have resided in our market area for most, if not all, of their lives, we have also successfully recruited experienced and dedicated bank professionals from other areas. The diversity of our bankers’ professional experience, coupled with their shared commitment to our guiding principles, has enabled us to continue to grow. Our senior management team consists of the following individuals:

•	Tracy R. Newton is a founding organizer of the bank, our chief executive officer and a director. He has lived in Ellijay his entire life and has over 28 years of banking experience in the Ellijay market.

•	Joseph T. Moss Jr. is our president and chief operating officer. He has over 29 years of experience in the financial services industry, with a focus on revenue enhancement and product development.

•	Darren M. Cantlay is an executive vice president and our chief financial officer. He has over 10 years of experience in banking finance and accounting, having previously served as controller at two large banks located in Georgia.

Our senior management and directors, as a group, beneficially owned approximately 27% of our outstanding common stock as of August 31 , 2005.

Our Financial Performance

We have experienced solid growth while building the infrastructure for our future growth and maintaining a strong credit culture. Specifically, we have:

•	increased our total assets from approximately $223 million at December 31, 1999 to approximately $516 million at June 30, 2005;

•	achieved compounded annual growth rates of 16% in total assets, 17% in total loans and 16% in total deposits for the five and one-half years ended June 30, 2005;

•	increased our profitability each year, growing net income at a five-year compounded annual growth rate of 26% between fiscal year 1999 and fiscal year 2004; and

•	increased our diluted earnings per share at a five-year compounded annual growth rate of 21%, between fiscal year 1999 and fiscal year 2004.

While experiencing this growth, we have maintained strong credit quality, with a nonperforming asset ratio of 0.30% and 0.44% at June 30, 2005 and December 31, 2004, respectively, and a net charge-offs to average total loans ratio of 0.09% and 0.14% for the six months ended June 30, 2005 and year ended December 31, 2004, respectively.

Our recent performance demonstrates that our steady financial growth has continued. As of June 30, 2005, we had:

•	increased our total assets, loans and deposits by 14%, 12% and 16%, respectively, from the same period a year ago;

•	grown our net income for the six month period ended June 30, 2005 to approximately $2.2 million, compared to $1.9 million in the same period in 2004, an increase of 1 9%; and

•	improved our net interest margin to 4.5%, compared to 4.3% at June 30, 2004.

Corporate Information

Our principal executive offices are located at 829 Industrial Boulevard, Ellijay, Georgia 30540. Our telephone number is (706) 276-8000. Our website is www.acbanks.net. Information on our website is not incorporated herein by reference and is not part of this prospectus.

The Offering

Common stock offered by us	1,100,000 shares(1)

Common stock outstanding after the offering	4,980,824 shares(2)

Net proceeds
The net proceeds of this offering will be approximately $ 17.6 million without giving effect to any exercise of the underwriter’s over-allotment option, assuming an offering price of $ 17.50 per share (based on the last reported trading price of our common stock on September 9, 2005 ).

Use of proceeds
We plan to use the net proceeds from the offering to provide additional capital to Appalachian Community Bank to support our asset growth and for other general corporate purposes. See “Use of Proceeds” on page 15 .

Dividends on common stock
We have not paid any cash dividends on our common stock since our inception, electing to retain earnings to fund future growth. We do not anticipate declaring cash dividends on shares of our common stock for the foreseeable future. See “Dividend Policy” on page 17 .

Stock symbols	“APAB.OB” and “APAB.PK”. We have applied to have our common stock listed for quotation on the Nasdaq National Market under the symbol “APAB”.

(1)	The number of shares offered assumes that the underwriter’s over-allotment option is not exercised. If the over-allotment option is exercised in full, we will issue and sell 1,265,000 shares.

(2)	The number of shares outstanding after the offering is based on the number of shares outstanding as of August 31 , 2005 and assumes that the underwriter’s over-allotment option is not exercised. It excludes an aggregate of 525,335 shares reserved for issuance under our stock option plans, of which options to purchase 303,575 shares at a weighted average exercise price of $7.65 had been granted and remained outstanding as of August 31 , 2005.

Risk Factors

Before investing, you should carefully consider the information set forth under “Risk Factors,” beginning on page 7, for a discussion of the risks related to an investment in our common stock.

SELECTED CONSOLIDATED FINANCIAL DATA

Our selected consolidated financial data presented below as of and for the years ended December 31, 2000 through 2004 is derived from our audited consolidated financial statements. Our audited consolidated financial statements as of December 31, 2003 and 2004 and for each of the years in the three year period ended December 31, 2004 are included elsewhere in this prospectus. Our selected consolidated financial data as of and for the six months ended June 30, 2005 and 2004 have not been audited but, in the opinion of our management, contain all adjustments (consisting only of normal recurring adjustments) necessary to present fairly our financial position and results of operations for such periods in accordance with generally accepted accounting principles. Our results for the six months ended June 30, 2005 are not necessarily indicative of our results of operations that may be expected for the year ending December 31, 2005. All per share data has been adjusted to reflect two for one common stock split on May 16, 2000 and a 10% common stock dividend on July 1, 2003. The following selected consolidated financial data should be read in conjunction with our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	At and for the Six Months Ended June 30,		At and for the Years Ended December 31,
	2005	2004	2004	2003	2002	2001	2000
	(In thousands, except per share amounts)
Summary Balance Sheet Data:
Assets	$516,492	$454,205	$472,811	$409,617	$384,024	$319,679	$270,943
Investment securities	64,007	56,394	64,655	55,363	40,375	49,394	32,541
Loans	409,190	363,881	377,352	332,307	298,063	250,569	214,124
Allowance for loan losses	4,936	4,180	4,349	3,610	3,238	2,995	2,211
Deposits	424,102	364,771	381,498	332,919	316,283	264,028	214,169
Short-term borrowings	14,273	7,646	15,470	12,086	5,929	3,665	2,845
Accrued interest	569	528	540	671	976	1,267	1,362
Long-term debt	30,950	41,421	31,950	25,693	34,736	29,654	34,538
Subordinated long-term capital notes	6,186	6,186	6,186	6,186	—	—	—
Other liabilities	1,865	1,030	1,084	981	482	475	359
Shareholders’ equity	38,547	32,622	36,083	31,082	25,619	20,591	17,669

Summary Results of Operations Data:
Interest income	$15,348	$12,286	$25,736	$23,090	$22,892	$23,890	$21,970
Interest expense	5,017	3,533	7,558	8,257	11,425	13,675	13,325
Net interest income	10,331	8,753	18,178	14,833	11,467	10,215	8,645
Provision for loan losses	929	651	1,235	1,465	1,028	1,294	922
Net interest income after provision for loan losses	9,402	8,102	16,943	13,368	10,439	8,921	7,723
Noninterest income	1,530	1,358	2,829	2,703	2,937	2,411	1,159
Noninterest expense	7,704	6,715	13,840	11,732	9,702	7,831	6,381
Income before taxes	3,228	2,745	5,932	4,339	3,674	3,501	2,501
Income tax expense	1,002	869	1,885	1,253	1,006	963	872
Net income	$2,226	$1,876	$4,047	$3,086	$2,668	$2,538	$1,629
Per Share Data:
Net income, basic	$0.58	$0.51	$1.09	$0.86	$0.81	$0.81	$0.54
Net income, diluted	$0.56	$0.48	$1.04	$0.81	$0.76	$0.75	$0.50
Weighted average number of shares outstanding:
Basic	3,822	3,711	3,724	3,610	3,278	3,146	3,031
Diluted	3,957	3,874	3,885	3,810	3,508	3,389	3,266

Performance Ratios:
Return on average assets	0.91%	0.87%	0.91%	0.78%	0.75%	0.85%	0.63%
Return on average equity	12.06%	11.71%	12.23%	10.85%	11.88%	12.80%	10.83%
Net interest margin(1)	4.51%	4.31%	4.42%	4.12%	3.58%	4.07%	3.67%
Efficiency ratio(2)	64.95%	66.27%	65.81%	66.83%	68.72%	62.75%	65.01%
Loan to deposit ratio	96.48%	99.76%	98.91%	99.82%	94.24%	94.90%	100.00%

	At and for the Six Months Ended June 30,		At and for the Years Ended December 31,
	2005	2004	2004	2003	2002	2001	2000
	(In thousands, except per share amounts)

Asset Quality Ratios:
Nonperforming loans to total loans	0.35%	0.45%	0.41%	0.50%	1.73%	0.66%	0.26%
Nonperforming assets to total assets	0.30%	0.43%	0.44%	0.58%	1.60%	0.56%	0.21%
Net charge-offs to average total loans	0.09%	0.02%	0.14%	0.35%	0.28%	0.22%	0.27%
Allowance for loan losses to nonperforming loans	343.25%	252.87%	279.14%	219.05%	62.99%	181.08%	542.59%
Allowance for loan losses to total loans	1.21%	1.15%	1.15%	1.09%	1.09%	1.20%	1.03%

Capital Ratios:
Average equity to average assets	7.55%	7.44%	7.42%	7.23%	6.34%	6.63%	5.79%
Leverage ratio	8.60%	8.41%	8.53%	8.58%	6.07%	5.87%	5.72%
Tier 1 risk-based capital ratio	10.10%	10.07%	10.32%	10.46%	7.54%	7.16%	7.22%
Total risk-based capital ratio	11.27%	11.20%	11.45%	11.55%	8.59%	8.32%	8.25%

Growth Ratios and Other Data:
Percentage change in net income	18.61%	47.37%	31.14%	15.67%	5.12%	55.80%	28.67%
Percentage change in diluted net income per share	16.67%	41.18%	28.40%	6.58%	1.33%	50.00%	25.00%
Percentage change in assets	13.71%	14.04%	15.43%	6.66%	20.13%	17.99%	21.33%
Percentage change in loans	12.45%	16.56%	13.56%	11.49%	18.95%	17.02%	26.62%
Percentage change in deposits	16.27%	11.20%	14.59%	5.26%	19.79%	23.28%	14.69%
Percentage change in equity	18.16%	10.73%	16.09%	21.32%	24.42%	16.54%	42.25%

(1)	Taxable Equivalent.

(2)	Computed by dividing noninterest expense by the sum of net interest income and noninterest income, excluding gains and losses on the sale of assets.

	Quarters Ended 2004
	December 31	September 31	June 30	March 31
Interest income	$6,914	$6,536	$6,260	$6,026
Interest expense	2,099	1,927	1,793	1,739
Net interest income	4,815	4,609	4,467	4,287
Provision for loan losses	310	274	291	360
Noninterest income	745	726	683	675
Noninterest expense	3,616	3,508	3,437	3,279
Income before taxes	1,634	1,553	1,422	1,323
Income tax expense	531	485	442	427
Net income	$1,103	$1,068	$980	$896
Earnings per common share:
Basic	$0.30	$0.29	$0.26	$0.24
Diluted	0.29	0.27	0.25	0.23

	Quarters Ended 2003
	December 31	September 31	June 30	March 31
Total interest income	$5,872	$5,727	$5,764	$5,727
Total interest expense	1,710	1,897	2,234	2,416
Net interest income	4,162	3,830	3,530	3,311
Provision for loan losses	360	385	360	360
Noninterest income	625	723	733	622
Noninterest expenses	3,069	3,006	2,966	2,690
Income before income tax	1,358	1,162	937	883
Income tax expense	341	365	291	256
Net income	$1,017	$797	$646	$627
Earnings per common share:
Basic	$0.28	$0.22	$0.18	$0.18
Diluted	0.26	0.21	0.17	0.17

RISK FACTORS

An investment in shares of our common stock involves various risks, and you should not invest in our common stock unless you can afford to lose some or all of your investment. Before deciding to invest in our common stock, you should carefully consider the risks described below in conjunction with other information contained in this prospectus, including our consolidated financial statements and related notes and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our business, financial condition, and results of operations could be harmed by any of the following risks, or other risks that have not been identified or which we believe are immaterial or unlikely.

Risks Related to our Business

An economic downturn, especially one affecting Gilmer, Union and Fannin counties, could adversely affect our business.

Our success significantly depends upon the growth in population, income levels, deposits and housing starts in our primary market area of Gilmer, Union and Fannin counties. If these communities do not grow or if prevailing local or national economic conditions are unfavorable, our business may not succeed. An economic downturn would likely harm the quality of our loan portfolio and reduce the level of our deposits, which in turn would hurt our business. If an economic downturn occurs, borrowers may be less likely to repay their loans as scheduled. Unlike many larger institutions, we are not able to spread the risks of unfavorable local economic conditions across a large number of diversified economies. An economic downturn could, therefore, result in losses that materially and adversely affect our business.

If real estate values in our market decline or become stagnant, our business could be adversely affected.

Real estate values in our market area have risen substantially over the last several years. Recently, there has been a significant amount of speculation that the United States, or at least certain parts of the country, is in the midst of a real estate “bubble”, meaning that current real estate prices exceed the true values of the properties. If this is the case, or if the market generally perceives that this is the case, then real estate prices could become stagnant or decline, and there could be a significant reduction in real estate construction and housing starts. In addition, the value and liquidity of the real estate or other collateral securing our loans could be impaired. Given our heavy reliance on real estate lending, this could have a significant adverse affect on our business.

Our loan portfolio includes a substantial amount of commercial real estate and construction and development loans, which may have more risks than residential or consumer loans.

Our commercial real estate loans and construction and development loans accounted for 6 5 . 9 % of our total loan portfolio as of June 30, 2005. These loans generally carry larger loan balances and involve a greater degree of financial and credit risk than home equity, residential or consumer loans. The increased financial and credit risk associated with these types of loans is a result of several factors, including the concentration of principal in a limited number of loans and to borrowers in similar lines of business, the size of loan balances, the effects of general economic conditions on income-producing properties and the increased difficulty of evaluating and monitoring these types of loans.

Furthermore, the repayment of loans secured by commercial real estate in some cases is dependent upon the successful operation, development or sale of the related real estate or commercial project. If the cash flow from the project is reduced, the borrower’s ability to repay the loan may be impaired. This cash flow shortage may result in the failure to make loan payments. In these cases, we may be compelled to modify the terms of the loan. As a result, repayment of these loans may, to a greater extent than other types of loans, be subject to adverse conditions in the real estate market or economy.

Many of our borrowers have more than one loan or credit relationship with us.

Many of our borrowers have more than one commercial real estate or commercial business loan outstanding with us. Consequently, an adverse development with respect to one loan or one credit relationship can expose us to a significantly greater risk of loss compared to an adverse development with respect to , for example , a one-to - four family residential mortgage loan.

Our decisions regarding credit risk and reserves for loan losses may materially and adversely affect our business.

Making loans and other extensions of credit is an essential element of our business. Interest received on loans represented approximately 91.9% of our interest income for the year ended December 31, 2004, and 92.3% for the six month period ended June 30, 2005. The risk of nonpayment is affected by a number of factors, including:

•	the duration of the credit;

•	credit risks of a particular customer;

•	changes in economic and industry conditions; and

•	in the case of a collateralized loan, risks resulting from uncertainties about the future value of the collateral.

Although we seek to mitigate risks inherent in lending by adhering to specific underwriting practices, our loans and other extensions of credit may not be repaid.

We attempt to maintain an appropriate allowance for loan losses to provide for potential losses in our loan portfolio. However, there is no precise method of predicting credit losses, since any estimate of loan losses is necessarily subjective and the accuracy depends on the outcome of future events. Therefore, we face the risk that charge-offs in future periods will exceed our allowance for loan losses and that additional increases in the allowance for loan losses will be required. Additions to the allowance for loan losses would result in a decrease of our net income, and possibly our capital.

We face strong competition for customers, which could prevent us from obtaining customers and may cause us to pay higher interest rates to attract deposits.

The banking business is highly competitive and we experience competition in each of our markets from many other financial institutions. We compete with commercial banks, credit unions, savings and loan associations, mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market funds and other mutual funds, as well as super-regional, national and international financial institutions that operate offices in our primary market areas and elsewhere. We may face a competitive disadvantage as a result of our smaller size, lack of geographic diversification and inability to spread our marketing costs across a broader market. Competitors that are not depository institutions are generally not subject to the extensive regulations that apply to us.

We compete with these institutions both in attracting deposits and in making loans. In addition, we have to attract our customer base from other existing financial institutions and from new residents. Many of our competitors are well-established, larger financial institutions, such as BB&T and United Community Banks. These institutions offer some services, such as extensive and established branch networks and trust services, that we currently do not provide. In new markets that we enter, we will also compete against well-established community banks that have developed relationships within the community. There is a risk that we will not be able to compete successfully with other financial institutions in our markets, and that we may have to pay higher interest rates to attract deposits, resulting in reduced profitability.

Changes in interest rates may reduce our profitability.

Our profitability depends in large part on our net interest income, which is the difference between interest earned from interest-earning assets, such as loans and mortgage-backed securities, and interest paid on interest-bearing liabilities, such as deposits and borrowings. Our net interest income will be adversely affected if market interest rates change such that the interest we pay on deposits and borrowings increases faster than the interest we earn on loans and investments. As of June 30, 2005, we had a one-year negative “gap”, meaning that we had more interest rate-sensitive liabilities than interest rate-sensitive assets maturing or repricing within one year of that time. This means that our net interest income is likely to decrease in an increasing interest rate environment unless we adjust our mix of assets and liabilities to compensate for this effect. If we were in a positive “gap” position, meaning we had more interest-sensitive assets than liabilities, our net interest income would likely increase in a rising rate environment. Many factors cause changes in interest rates, including governmental monetary policies and domestic and international economic and political conditions.

Because of the differences in maturities and repricing characteristics of our interest-earning assets and interest-bearing liabilities, changes in interest rates do not produce equivalent changes in interest income earned on interest-earning assets and interest paid on interest-bearing liabilities. Accordingly, fluctuations in interest rates could adversely affect our net interest income and, in turn, our profitability. In addition, loan volumes are affected by market interest rates on loans. Rising interest rates generally are associated with a lower volume of loan originations while lower interest rates are usually associated with higher loan originations. Conversely, in rising interest rate environments, loan repayment rates will decline and in falling interest rate environments, loan repayment rates will increase. Interest rates also affect how much money we can lend. When interest rates rise, the cost of borrowing increases. Accordingly, changes in market interest rates could materially and adversely affect our net interest income, asset quality and loan origination volume.

Our recent operating results may not be indicative of our future operating results.

We may not be able to sustain our historical rate of growth and may not even be able to grow our business at all. If we continue to expand, it will be difficult for us to generate similar earnings growth. Consequently, our historical results of operations are not necessarily indicative of our future operations. Various factors, such as economic conditions, regulatory and legislative considerations and competition may also impede our ability to expand our market presence. If we experience a significant decrease in our rate of growth, our results of operations and financial condition may be adversely affected because a high percentage of our operating costs are fixed expenses.

Our corporate culture has contributed to our success, and if we cannot maintain this culture as we grow, we could lose the beneficial aspects fostered by our culture, which could harm our business.

We believe that a critical contributor to our success has been our corporate culture, which focuses on building personal relationships with our customers. As our organization grows, and we are required to implement more complex organizational management structures, we may find it increasingly difficult to maintain the beneficial aspects of our corporate culture. This could negatively impact our future success.

We could be adversely affected by the loss of one or more key personnel or by an inability to attract and retain employees.

We believe that our growth and future success will depend in large part on the skills of our executive officers. The loss of the services of one or more of these officers could impair our ability to continue to implement our business strategy. In particular, Tracy R. Newton, our chief executive officer, has extensive and long-standing ties within our primary market area and substantial experience with our operations, and has contributed significantly to our growth. If we lose the services of Mr. Newton, he would be difficult to replace and our business and development could be materially and adversely affected.

Our success also depends, in part, on our continued ability to attract and retain experienced and qualified employees. The competition for such employees is intense, and our inability to continue to attract, retain and motivate employees could adversely affect our business.

The success of our growth strategy depends on our ability to identify and recruit individuals with experience and relationships in the markets in which we intend to expand.

We intend to expand our banking network over the next several years in the North Georgia mountains and other surrounding fast-growing communities. We believe that to expand into new markets successfully, we must identify and recruit experienced key management members with local expertise and relationships in these markets. We expect that competition for qualified management in the markets in which we expand will be intense and that there will be a limited number of qualified persons with knowledge of and experience in the community banking industry in these markets. Even if we identify individuals that we believe could assist us in establishing a presence in a new market, we may be unable to recruit these individuals away from more established banks. In addition, the process of identifying and recruiting individuals with the combination of skills and attributes required to carry out our strategy is often lengthy. Our inability to identify, recruit and retain talented personnel to manage new offices effectively and in a timely manner would limit our growth and could materially adversely affect our business, financial condition and results of operations. We may fail to open any additional offices and, if we open these offices, they may not be profitable.

Our growth may require us to raise additional capital that may not be available when it is needed or may not be available on terms acceptable to us.

We are required by regulatory authorities to maintain adequate levels of capital to support our operations. We anticipate that our capital resources following this offering will satisfy our capital requirements for the foreseeable future. We may at some point, however, need to raise additional capital to support our continued growth. Our ability to raise additional capital, if needed, will depend in part on conditions in the capital markets at that time, which are outside our control. Accordingly, we cannot assure you of our ability to raise additional capital, if needed, on terms acceptable to us. If we cannot raise additional capital when needed, our ability to further expand our operations through internal growth and acquisitions could be materially impaired. In addition, if we issue additional equity capital, your interest would be diluted.

We are subject to extensive regulation that could limit or restrict our activities.

We operate in a highly regulated industry and are subject to examination, supervision and comprehensive regulation by the FDIC, the Federal Reserve Board and the Georgia Department of Banking and Finance, or GDBF. Our compliance with these regulations is costly and restricts certain of our activities, including payment of dividends, mergers and acquisitions, investments, loans and interest rates charged, interest rates paid on deposits and locations of offices. We must also meet regulatory capital requirements. If we fail to meet these capital and other regulatory requirements, our financial condition, liquidity and results of operations would be materially and adversely affected. Our failure to remain “well capitalized” and “well managed” for regulatory purposes could affect customer confidence, our ability to grow, our cost of funds and FDIC insurance, our ability to pay dividends on common stock and our ability to make acquisitions.

The laws and regulations applicable to the banking industry could change at any time, and we cannot predict the effects of these changes on our business and profitability. For example, new legislation or regulation could limit the manner in which we may conduct our business, including our ability to obtain financing, attract deposits and make loans. Many of these regulations are intended to protect depositors, the public and the FDIC, not shareholders. In addition, the burden imposed by these regulations may place us at a competitive disadvantage compared to competitors who are less regulated. The laws, regulations, interpretations and enforcement policies that apply to us have been subject to significant change in recent years, sometimes retroactively applied, and may change significantly in the future. Our cost of compliance could adversely affect our ability to operate profitably. See “Supervision and Regulation.”

Efforts to comply with the Sarbanes-Oxley Act will involve significant expenditures, and non-compliance with the Sarbanes-Oxley Act may adversely affect us.

The Sarbanes-Oxley Act of 2002, and the related rules and regulations promulgated by the Securities and Exchange Commission that are now applicable to us, have increased the scope, complexity and cost of corporate governance, reporting and disclosure practices. We have experienced, and we expect to continue to experience, greater compliance costs, including costs related to internal controls, as a result of the Sarbanes-Oxley Act. For example, by December 31, 2007 we will be required to comply with Section 404 of the Sarbanes-Oxley Act and issue a report on our internal controls. We expect these new rules and regulations to continue to increase our accounting, legal and other costs, and to make some activities more difficult, time consuming and costly. In the event that we are unable to maintain or achieve compliance with the Sarbanes-Oxley Act and related rules, we may be adversely affected.

We are evaluating our internal control systems in order to allow management to report on, and our independent registered public accounting firm to attest to, our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. If we identify significant deficiencies or material weaknesses in our internal control over financial reporting that we cannot remediate in a timely manner, or if we are unable to receive a positive attestation from our independent registered public accounting firm with respect to our internal control over financial reporting, the trading price of our common stock could decline, our ability to obtain any necessary equity or debt financing could suffer and the trading market for our common stock could be materially impaired.

We will face risks with respect to future expansion and acquisitions or mergers.

We may expand into new markets which would involve a number of risks such as the time and expense associated with evaluating new markets for expansion, hiring local management and opening new offices. Any expansion plans we undertake may also divert the attention of our management from the operation of our business, which would have an adverse effect on our results of operations.

Technological changes affect our business, and we may have fewer resources than many of our competitors to invest in technological improvements.

The financial services industry is undergoing rapid technological changes with frequent introductions of new technology-driven products and services. In addition to serving clients better, the effective use of technology may increase efficiency and may enable financial institutions to reduce costs. Our future success will depend, in part, upon our ability to use technology to provide products and services that provide convenience to customers and to create additional efficiencies in our operations. We may need to make significant additional capital investments in technology in the future, and we may not be able to effectively implement new technology-driven products and services. Many of our competitors have substantially greater resources to invest in technological improvements.

Risks Related to an Investment in our Common Stock

A public trading market for our common stock may not develop or be maintained.

Although our common stock is currently quoted on the OTC Bulletin Board and in the Pink Sheets, there has been no established public trading market for our common stock. There has been limited trading in our shares of common stock, at widely varying prices, and trading to date has not created an active market for our shares. The transactions on the OTC Bulletin Board and in the Pink Sheets may lack the depth, liquidity and orderliness necessary to maintain a liquid market. Although we have applied to list our common stock for quotation on the Nasdaq National Market under the symbol “APAB”, an established and liquid trading market may not develop, may not continue if it does develop, and, after completion of this offering, our common stock may not trade at or above the public offering price. Accordingly, investors should consider the potential lack of liquidity and the long-term nature of an investment in our common stock prior to investing. Investors may not be able to sell their shares at or above the public offering price.

Purchasers of our common stock will experience immediate dilution.

If you purchase shares of our common stock in this offering, you will experience immediate dilution of approximately 38.1 % in the book value of your investment, in that our net tangible book value per share will be approximately $ 10.84 , compared with an assumed offering price of $ 17.50 (based on the last reported trading price of our common stock on September 9 , 2005). See “Dilution.”

Our stock price may fluctuate and be volatile.

The prices at which our common stock has traded may not be indicative of future market prices. As a result, the trading price of our common stock could fluctuate significantly. Volatility in our stock price could also result from the following factors, among others:

•	variations in quarterly operating results;

•	changes in financial estimates by securities analysts;

•	the operating and stock price performance of other companies in the banking industry; and

•	general stock market or economic conditions.

The stock market in recent years has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of affected companies. We cannot guarantee that investors will be able to sell their shares at or above our offering price or at all.

We have implemented anti-takeover devices that could make it more difficult for another company to acquire us, even though such an acquisition may increase shareholder value.

In many cases, shareholders would receive a premium for their shares if we were acquired by another company. However, state and federal law and our articles of incorporation and bylaws make it difficult for anyone to acquire us without approval of our board of directors. For example, our articles of incorporation divide the board of directors into three classes of directors serving staggered three-year terms with approximately one-third of the board of directors elected at each annual meeting of shareholders. The classification of directors makes it more difficult for shareholders to change the composition of the board of directors. As a result, at least two annual meetings of shareholders would be required for the shareholders to change a majority of the directors, whether or not a change in the board of directors would be beneficial and whether or not a majority of shareholders believe that such a change would be desirable. Further, our bylaws provide that the number of directors be set by the board of directors, which number may be increased or decreased (as the case may be) by the board; provided, however, that such increase or decrease may not exceed two directors in any one year. In addition, our articles of incorporation provide that any director (or the entire board of directors) may be removed only “for cause”, upon the approval of the holders of two-thirds of the outstanding shares entitled to vote thereon or upon the approval of two-thirds of the members of the board of directors, thereby making it more difficult for shareholders to remove a member of the board of directors than to elect one. Consequently, a takeover attempt may prove difficult, and shareholders may not realize the highest possible price for their securities. In addition, certain business combinations involving a shareholder owning more than 10% of the company’s outstanding stock (a “controlling shareholder”) must be approved by the holders of at least 75% of the outstanding shares of common stock of the company, including the affirmative vote of the holders of at least 75% of the outstanding shares of common stock other than shares held by the controlling shareholder, unless the transaction is approved by at least three-fourths of all directors. See “Description of Capital Stock — Anti- T akeover Effects.”

Our directors and executive officers own a significant portion of our common stock.

Our directors and executive officers, as a group, including shares held by our employees’ savings and profit sharing plan and voted by our board of directors, beneficially owned approximately 27% of our outstanding common stock as of August 31 , 2005. As a result of the shares beneficially controlled by our directors and executive officers, and the provisions of our articles of incorporation and bylaws providing for supermajority shareholder votes in certain circumstances, other shareholders, individually or as a group, may be limited in their ability to effectively influence the election or removal of our directors, the supervision and management of our business or a change in control of or sale of our company not supported by our board of directors, even if they believed such changes were in the best interest of our shareholders generally.

We have broad discretion in allocating the net proceeds from this offering.

We intend to use the net proceeds from this offering for general corporate purposes, which may include, among other things, providing additional capital to our bank to support our asset growth. We will have significant flexibility in applying the net proceeds of this offering. Accordingly, investors will not have the opportunity to evaluate the economic, financial and other relevant information that we may consider in the application of the net proceeds. Our failure to apply these funds effectively could have a material adverse effect on our business. See “Use of Proceeds.”

Our ability to pay cash dividends is limited, and we may be unable to pay future dividends if we decide to do so.

Since our inception, we have not paid any cash dividends on our common stock, and we do not intend to pay dividends in the foreseeable future. Even if we decide to pay dividends in the future, our ability to do so will be limited by state and federal regulatory restrictions, by the bank’s ability to pay dividends to us based on its capital position and profitability, and by our need to maintain sufficient capital to support the bank’s operations. If we do not satisfy these regulatory requirements, we will be unable to pay cash dividends on our common stock.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 relating to, without limitation, our future economic performance, plans and objectives for future operations and projections of revenues and other financial items that are based on our beliefs, as well as assumptions made by and information currently available to us. The words “may,” “will,” “anticipate,” “should,” “would,” “believe,” “contemplate,” “could,” “project,” “predict,” “expect,” “estimate,” “continue” and “intend,” as well as other similar words and expressions of the future, are intended to identify forward-looking statements. Our actual results, performance or achievements may differ materially from the results expressed or implied by our forward-looking statements.

The cautionary statements in the “Risk Factors” section and elsewhere in this prospectus also identify important factors and possible events which involve risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. If you are interested in purchasing shares of our common stock, you should consider these risk factors carefully, as well as factors discussed elsewhere in this prospectus, before making a decision to invest. All forward-looking statements in this prospectus are based on information available to us on the date of this prospectus. We do not intend to, and assume no responsibility for, updating any forward-looking statements that may be made by us or on our behalf in this prospectus or otherwise.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of our common stock in this offering will be approximately $ 17.6 million, or approximately $ 20.3 million if the underwriter’s over-allotment option is exercised in full. In each case, this assumes a public offering price of $ 17.50 per share (based on the last reported trading price of our common stock on September 9 , 2005) and deductions of estimated offering expenses of approximately $ 555,000 and underwriting discounts. We plan to use the net proceeds for general corporate purposes, which may include, among other things, providing additional capital to our bank to support our asset growth. We anticipate that the increase in capital will also allow us to repurchase loan participations.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2005. Our capitalization is presented on a historical basis and on an as-adjusted to give effect to the sale of 1,100,000 shares of common stock, based on an assumed offering price of $ 17.50 per share (based on the last reported trading price of our common stock on September 9 , 2005), as if the offering had been completed as of June 30, 2005, and assuming:

•	the net proceeds of the offering are $ 17.6 million, after deducting the estimated underwriting discount and estimated offering expenses of approximately $ 1.7 million ; and

•	the underwriter’s over-allotment option is not exercised.

The following data should be read together with our consolidated financial statements and the related notes included elsewhere in this prospectus.

	June 30, 2005
	Actual	As Adjusted
	(unaudited) (in thousands)
Short Term Borrowings	$14,273	$14,273
Long Term Debt	$30,950	$30,950
Subordinated Long-term Capital Notes	6,186	6,186
Total Long Term Debt	$37,136	$37,136
Shareholders’ Equity:
Common stock, $0.01 par value: 20,000,000 shares authorized; 3,956,797(1) shares issued — actual; 5,056,797(1) shares issued — as adjusted	$40	$51
Preferred stock, no par value: 20,000,000 shares authorized; no shares issued and outstanding	—	—
Paid-in capital	24,544	42,087
Retained earnings	14,861	14,861
Accumulated other comprehensive (loss)	(198)	(198)
Treasury stock	(700)	(700)
Total shareholders’ equity	$38,547	$56,101
Total capitalization	$75,683	$93,237
Capital Ratios:
Leverage Ratio	8.60%	12.14%
Tier 1 risk-based capital ratio	10.10	14.25
Total risk-based capital ratio	11.27	15.41

(1)	Includes 75, 973 shares of treasury stock.

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock after this offering.

The net tangible book value of our common stock as of June 30, 2005 was approximately $36.4 million, or $9.39 per share, based on the number of shares of common stock outstanding as of June 30, 2005. Net tangible book value per share is equal to the amount of our shareholders’ equity less intangible assets, divided by the number of shares of common stock outstanding as of June 30, 2005.

After (i) giving effect to the sale of the 1,100,000 shares of common stock in this offering, at the assumed public offering price of $ 17.50 per share (based on the last reported trading price of our common stock on September 9 , 2005), assuming that the underwriter’s over-allotment option is not exercised, and (ii) deducting the underwriting discount and estimated offering expenses, our pro forma net tangible book value as of June 30, 2005 would be approximately $ 54 million, or $ 10.84 per share. This offering will result in an immediate increase in net tangible book value of $ 1.45 per share to existing shareholders and an immediate dilution of $ 6.66 per share to new investors, or approximately 38.1 % of the assumed public offering price of $ 17.50 per share. Dilution is determined by subtracting pro forma net tangible book value per share after this offering from the assumed public offering price of $ 17.50 per share. The following table illustrates this per share dilution:

Assumed offering price per share		$17.50
Net tangible book value per share at June 30, 2005	9.39
Increase in net tangible book value per share attributable to new investors	1.45
Pro forma net tangible book value per share at June 30, 2005		10.84
Dilution per share to new investors		$6.66

DETERMINATION OF OFFERING PRICE

Prior to this offering, there has been no established public trading market for the shares of common stock being registered. The offering price will be determined by negotiations between us and the underwriter. Among the factors to be considered in determining the offering price will be the prevailing market price for the shares on the OTC Bulletin Board and in the Pink Sheets, our future prospects and those of the community banking industry in general, earnings and certain other financial and operating information of the company in recent periods, including price-earnings ratios, price-book value ratios, assets, market prices of securities and certain financial and operating information of companies engaged in activities similar those of the company. The estimated offering price set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors.

PRICE RANGE OF OUR COMMON STOCK

Our common stock is currently quoted on the OTC Bulletin Board under the symbol “APAB.OB” and quoted in the Pink Sheets under the symbol “APAB.PK”. There has been limited trading, and trading to date has not created an active market for our common stock. Thus, the prices at which trades occur may not be representative of the actual value of our common stock. On a number of days during this period, there were no trades of our common stock. As of September 22 , 2005, the last reported sales price of our common stock was $ 17.50 and occurred on September 9, 2005 . As of that date, there were approximately 1,41 2 holders of record of our common stock. We have applied to have our common stock listed for quotation on the Nasdaq National Market under the symbol “APAB”.

The following table shows the reported high and low bid information (adjusted for stock splits and stock dividends) for the periods indicated. The prices listed below are quotations, which reflect inter-dealer prices, without retail mark-up, mark-down, or commission, and may not represent actual transactions.

	Estimated Price Range Per Share
	High	Low
2005:
First Quarter	$16.50	$15.00
Second Quarter	16.78	15.50
Third Quarter (through September 2 0 , 2005)	17.50	15.00

2004:
First Quarter	$15.00	$14.50
Second Quarter	15.00	15.00
Third Quarter	16.00	16.00
Fourth Quarter	17.00	16.00

2003:
First Quarter	$16.00	$15.00
Second Quarter	15.00	15.00
Third Quarter	15.00	15.00
Fourth Quarter	15.00	13.37

DIVIDEND POLICY

We have not declared or paid any cash dividends on our common stock since our inception. For the foreseeable future we do not intend to declare cash dividends. We intend to retain earnings to grow our business and strengthen our capital base. Our ability to pay cash dividends depends on the ability of our subsidiary, Appalachian Community Bank, to pay dividends to us. As a state bank chartered under the laws of Georgia, Appalachian Community Bank is subject to Georgia banking laws and regulations that limit or otherwise restrict the ability of the bank to pay cash dividends. For example, the approval of the Georgia Department of Banking and Finance must be obtained before the bank can pay cash dividends out of retained earnings if (i) the total classified assets at the most recent examination of the bank exceeded 80% of the equity capital, (ii) the aggregate amount of dividends declared or anticipated to be declared in the calendar year exceeds 50% of the net profits, after taxes but before dividends for the previous calendar year, or (iii) the ratio of equity capital to adjusted assets is less than 6%. In addition, under Federal Reserve policy, we are required to maintain adequate regulatory capital and are expected to act as a source of financial strength to our bank subsidiary and to commit resources to support this subsidiary in circumstances where we might not otherwise do so. This policy could have the effect of reducing the amount of cash dividends we are allowed to declare.

BUSINESS

General

We are a Georgia corporation organized in 1996 to serve as the holding company for Appalachian Community Bank (formerly Gilmer County Bank), a state-chartered bank located in the foothills of the Blue Ridge Mountains in North Georgia. Gilmer County Bank commenced operations in 1995 at one location in Ellijay, Georgia and achieved profitability in 1996. We have made one strategic acquisition and have expanded our market presence by adding additional branches in our North Georgia market. In November 1998, we acquired First National Bank of Union County, an approximately $50 million asset bank with one location in Blairsville, Georgia, and changed its name to Appalachian Community Bank to reflect our strategy to build a community bank franchise in our geographic market area. In May 2000, we opened a branch office in East Ellijay, Georgia, and in August 2001, we opened a loan production office in Blue Ridge, Georgia, which we converted to a full-service branch in February 2002. In August 2001, we merged Appalachian Community Bank into Gilmer County Bank, although we continue to operate our branches in Ellijay and East Ellijay under the trade name “Gilmer County Bank.”

From the bank’s first organizational meeting, our management has worked to develop a service-oriented environment that places the highest priority on personal relationships with our customers. Although it has been over 10 years since our inception, our chief executive officer still refers to his handwritten notes from that first meeting when describing our customer service principles to our employees. Today, we offer a broad range of community banking products and services to our customers through our community banking relationship model and through other platforms, such as our internet banking service with bill payment and our cash management service. We have also developed an operations infrastructure designed to support our growth without sacrificing credit quality. As of June 30, 2005, we had total assets of approximately $516.5 million, total loans of approximately $409.2 million, total deposits of approximately $424.1 million and total shareholders’ equity of approximately $38.5 million.

Our Market Area

Our market area is located approximately 80 miles north of Atlanta and is primarily comprised of Gilmer, Fannin and Union counties. We refer to our market area, which borders Tennessee and North Carolina, as “North Georgia”. According to FDIC data as of June 30, 2004, our market area had total deposits of approximately $1.7 billion and grew at a compounded annual growth rate of 14.7% in the last four years. As of June 30, 2004, we had over a 58% market share in Gilmer County, a 12% market share in Fannin County and almost a 7% market share in Union County.

Between 1990 and 2004, based on U.S. Census Bureau data, the populations of Gilmer, Fannin and Union counties grew by approximately 100%, 63% and 35%, respectively. From 1990 through 2004, the total overall population growth for the three county area was 64%, which compares favorably to the state’s growth of 36% during the same period. Also, each of the three counties was recently named to the U.S. Census Bureau’s 100 Fastest Growing U.S. counties as measured by housing unit estimates. From 2000 to 2004, housing units increased 21% in Gilmer County (#48), 32.9% in Fannin County (#10) and 18.8% in Union County (#64). Total households increased 20.3% from 2000 to 2005 for our market area versus the state and national averages of 12.1% and 6.6% respectively. Between 2005 and 2010, total households are projected to increase approximately 1 6. 7% in North Georgia versus 11.4% for the State of Georgia and 6. 5 % for the United States. In addition, the significant population growth in North Georgia has driven a corresponding increase in the median home value in our market area. From 1990 to 2000, the median home value in Gilmer, Fannin and Union counties increased 68.5%, 79.6% and 90.6%, respectively. Despite this growth, the median home value in all three counties remains below the state and national averages.

Our market area, which is located in the foothills of the Blue Ridge Mountains of the Appalachian Mountain Range, provides a number of outdoor recreational activities, including hiking, canoeing, fishing, swimming, rafting, hunting and mountain biking. We believe that the natural resources of our market area and its proximity to metropolitan Atlanta are two of the main reasons that our market area has recently experienced significant population growth. North Georgia’s abundant outdoor and recreational activities has made it a popular area for second-home buyers and retirees. In particular, the number of residents over the age of 55 grew by 28.2%, 31.2% and 21.5% for Gilmer, Fannin and Union counties, respectively, between 2000 and 2005. Currently, this age group comprises 27%, 35% and 38% of the population of Gilmer, Fannin and Union counties. In 2002, Smart Money named Blue Ridge, Georgia (Fannin County) as one of the top locales for affordable vacation homes in the United States. The Atlanta Business Chronicle has also noted the “surge” in second-home purchases in North Georgia. We believe that the demographic trends and growth characteristics of our market area will continue to provide us with significant growth opportunities in the future.

Our Operating Philosophy

Our strategy is to build a community bank franchise servicing real estate developers, small business owners and primary and second home buyers in the North Georgia mountains and surrounding fast-growing communities. We believe we can execute this strategy and grow our business by building personal relationships with our customers, emphasizing superior customer service and communicating a consistent set of operating principles to our employees.

We plan to focus on the following core operating and growth strategies:

Community Relationship Banking.  We believe our customers value the personal relationships and high level of service afforded by our community relationship banking model. As a result, we emphasize to our employees the importance of personal relationships and superior customer service through the strict adherence to three principles: (i) build customer trust, (ii) provide consistent customer services and (iii) deliver all of our services in an efficient manner. To support this philosophy, the branches in the three communities we serve have their own experienced relationship managers. We also have separate community boards of directors in each of our markets whose members serve as a valuable source of business referrals and receive customer feedback. This timely feedback allows us to react quickly to changes in our customers’ needs in our market area, which helps to solidify customer relationships.

Expansion Strategy.  We believe that the continued growth in our market area offers us the opportunity for growth at our current branches and the potential for new branches in our existing markets. We may also consider de novo branching into high growth areas that we believe offer the strong demographics and growth characteristics of our current markets and are primarily real-estate driven. We will identify experienced local executives in our target markets who share our philosophies regarding community relationship banking, strong credit policies and customer service. After retaining these key executives, we may initially open a loan production office. Once we have built a sufficient loan and customer base at the loan production office, we would convert the loan production office to a full-service branch to further serve the market. We believe our expansion philosophy, which we used to open our Blue Ridge office in February 2002, will enable us to test our markets and establish new branches more cost efficiently. In addition, we will continue to review opportunities for strategic acquisitions outside of our market area in areas with favorable demographics that would support future expansion and where we believe our operating philosophy would be successful.

Marketing Strategies.  We continuously seek to strengthen our brand awareness across our market area and introduce our products and services to new residents and businesses. To strengthen our brand awareness, we support or sponsor numerous civic organizations and encourage our employees to remain active in their local communities. Our employees also target and visit specific businesses in an effort to market our services and increase our customer base. In addition, we are in the process of selecting experienced relationship managers to coordinate the development of community marketing programs in connection with each of our community boards. These individuals, who will be designated as sales ambassadors, will work with our relationship managers and product leaders in selecting and delivering the right products and services to our customers. Through our marketing efforts, we seek to have our brand associated with a sense of trustworthiness and to be recognized as the community bank of choice in each of our communities. Currently, we operate under the name Appalachian Community Bank in Fannin and Union counties, and under the trade name “Gilmer County Bank” in Gilmer County. These two names are tied together under our theme “One

Great Bank — Two Great Names.” Although our marketing focus is on the Appalachian Community Bank brand, we will continue to promote both names for the foreseeable future.

We have recently partnered our relationship managers with product leaders who bring additional expertise to each customer relationship. Our product leaders have specialized knowledge of each of our products and services and assist our relationship managers in their marketing and sales efforts. For example, our commercial loan product leaders focus not only on the quality and standardization of the underwriting process, but also on the ongoing profitability, quality and efficient delivery of each commercial loan product. We believe that this combination of relationship management and product expertise enhances our service-oriented approach and the delivery of our products and services.

In addition, we are introducing and marketing new products and services designed to strengthen our existing customer relationships, attract new customers, improve efficiencies and generate additional fee income. For example, we have introduced an internet-based cash management and bill payment system that is primarily targeted to our small business customers. For consumers, we offer internet banking with bill payment and we recently implemented a consumer overdraft service that improves fee income collection while reducing the number of checks returned to our customers for insufficient funds.

Enhancement of Operating Platform.  To manage our continued growth in an efficient manner, we have enhanced our operating procedures and are constructing a new operations center located adjacent to our main office in Ellijay that will consolidate many of our administrative and support functions into a new operations center. We employ uniform teller, account management, loan origination and disbursement procedures at each of our branches that we believe will support our continued growth. We also organized our credit evaluation and loan administration functions into two new departments. The first department, the credit underwriting group, is in the process of implementing uniform underwriting standards throughout our entire organization. This group will also serve as our commercial loan product leaders and will assist our relationship managers at the customer level. The second, the credit administration group, is responsible for maintaining a continuous internal loan review system. In addition, our new operations center will house in one location our administrative departments and product leaders. We believe that by centrally locating these departments and providing specialized product leadership, our branch relationship managers will be better able to focus on delivering products and services to our customers and therefore enhance our growth opportunities.

Our People

Trained and Motivated Employees.  We believe that our hiring process, training and bonus program are essential to our continued growth. During the hiring process, we carefully select employees who share our service-oriented values. We provide all of our employees with regular training, including programs at our “corporate university” in areas ranging from relationship building exercises to seminars devoted to product knowledge and regulatory compliance. In addition, every employee is eligible to participate in our bonus program and sets personal goals that are evaluated every six months by management. For our management employees, bonuses are based equally on the employee’s individual performance and the company’s earnings. For non-management employees, bonuses are based solely on individual performance.

Experienced Management Team.  We have assembled a senior management team with extensive banking experience and a shared commitment to growing our bank while remaining true to our guiding principles of building strong personal relationships and providing superior customer service. While some of the members of our management team have resided in our market area for most, if not all, of their lives, we have also successfully recruited experienced and dedicated bank professionals from other areas. In addition, most of our relationship managers have extensive banking experience and longstanding ties to our market area. Please refer to the section entitled “Management” for additional information.

Our senior management and directors, as a group, beneficially owned approximately 27% of our outstanding common stock as of August 31 , 2005.

Lending Activities

General.  We offer a variety of loans, including real estate, construction, commercial and consumer loans to individuals and small- to mid-size businesses that are located or conduct a substantial portion of their business in our market area. Although we offer a variety of types of loans, we emphasize the use of real estate as collateral and our underwriting standards vary for each type of loan, as described below. As of June 30, 2005, 85.5% of the loans in our loan portfolio were secured by real estate. At June 30, 2005, we had total loans of $409.2 million, representing 79.2% of our total assets. We have focused our lending activities primarily on small business owners and commercial real estate developers. At June 30, 2005, loans to the construction industry amounted to $165.8 million, or approximately 40.5% of our total loan portfolio, loans to the poultry industry amounted to $20.1 million, or approximately 4.9% of our total loan portfolio and loans to the hospitality (hotel/motel) industry amounted to $19.2 million, or approximately 4.7% of our total loan portfolio.

Our underwriting standards vary for each type of loan. In underwriting all of our real estate related loans, we seek to minimize our risks by giving careful consideration to the property’s operating history, future operating projections, current and projected occupancy, location and physical condition. Our underwriting analysis also includes credit checks, reviews of appraisals and environmental hazards and a review of the financial condition of the borrower. We attempt to limit our risk by analyzing our borrowers’ cash flow and collateral value on a regular basis. After a loan is approved, our credit administration group focuses on the loan portfolio, including regularly monitoring the quality of the loan portfolio. Further, we also engage outside firms to evaluate our loan portfolio on an annual and quarterly basis for credit quality and compliance issues.

In addition, we engage in secondary-market mortgage activities by obtaining commitments from secondary mortgage purchasers for loans originated by our bank. Based on these commitments, we originate mortgage loans on comparable terms and generate fee income to supplement our interest income. We do not hold any of these mortgage loans for resale and do not service the mortgage s .

Real Estate Loans.  Loans secured by real estate are the primary component of our loan portfolio. To increase the likelihood of the ultimate repayment of the loan, we obtain a security interest in the real estate whenever possible, in addition to the other available collateral. At June 30, 2005, loans secured by real estate amounted to $350.0 million, or 85.5%, of our total loan portfolio.

These loans consist primarily of construction and development loans, commercial real estate loans and residential real estate loans. Interest rates for all categories may be fixed or adjustable. We generally charge an origination fee for each loan and may collect renewal and late charge fees. Real estate loans are subject to the same general risks as other loans and are particularly sensitive to fluctuations in the value of real estate. Fluctuations in the value of real estate, as well as other factors arising after a loan has been made, could negatively affect a borrower’s cash flow, creditworthiness and ability to repay the loan.

•	Construction and Development Real Estate Loans. We offer adjustable and fixed rate residential and commercial construction loans to builders and developers and to consumers wishing to build their own homes. At June 30, 2005, our commercial construction and development real estate loans ranged in size from approximately $9,000 to $2. 6 million, with an average loan size of approximately $247,000. At June 30, 2005, our individual residential construction and development real estate loans ranged in size from approximately $3,000 to $7.6 million, with an average loan size of approximately $130,000. The duration of our construction and development loans generally is limited to 12 months, although payments may be structured on a longer amortization basis. Construction and development loans generally carry a higher degree of risk than long-term financing of existing properties because repayment depends on the ultimate completion of the project and usually on the sale of the property. Specific risks include:

•	cost overruns;

•	mismanaged construction;

•	inferior or improper construction techniques;

•	economic changes or downturns during construction;

•	a downturn in the real estate market;

•	rising interest rates which may prevent sale of the property; and

•	failure to sell completed projects in a timely manner.

We attempt to reduce the risk associated with construction and development loans by obtaining personal guarantees where possible and by keeping the loan-to-value ratio of the completed project at or below 80%. At June 30, 2005, total construction and development loans amounted to $165.8 million, or 40.5% of our loan portfolio. Of this amount, commercial construction loans represented $22.8 million, or 5.6% of our loan portfolio, and residential construction loans totaled $143.0 million, or 35% of our loan portfolio.

•	Commercial Real Estate Loans. At June 30, 2005, our commercial real estate loans ranged in size from $5,000 to $2.5 million, with an average loan size of approximately $29 2 ,000. These loans generally have terms of five years or less, although payments can be structured over a longer amortization period. We evaluate each borrower on an individual basis and attempt to determine the business risks and credit profile of each borrower. We attempt to reduce credit risk in the commercial real estate portfolio by emphasizing loans on owner-occupied properties where the loan-to-value ratio, established by independent appraisals, does not exceed 80%. We also generally require that a borrower’s cash flow exceeds 110% of monthly debt service obligations. In order to ensure secondary sources of payment and liquidity, we typically review all of the personal financial statements of the principal owners and require their personal guarantees. These commercial real estate loans include various types of business purpose loans secured by farmland and nonresidential commercial real estate. At June 30, 2005, commercial real estate loans (other than commercial construction loans) amounted to $104.0 million, or approximately 25.4% of our loan portfolio.

•	Residential Real Estate Loans. At June 30, 2005, our residential real estate loans consisted primarily of loans secured by one - to - four family residences and multi-family (five or more) residences and ranged in size from $3,000 to $2.1 million, with an average loan size of approximately $80,000. These loans are generally secured by residential real estate. At June 30, 2005, total residential real estate loans amounted to $80 .1 million, or 19.6% of our loan portfolio. Of this amount, loans secured by one-to-four family residences totaled $72. 1 million, or 17. 6 % of our loan portfolio, and loans secured by multi-family residences totaled $8.0 million, or 2.0% of our loan portfolio.

Commercial Business Loans.  We make loans for commercial purposes to various lines of businesses. At June 30, 2005, our commercial business loans ranged in size from approximately $2,000 to $2.6 million, with an average loan size of approximately $51,000. Commercial loans are generally considered to have greater risk than first or second mortgages on real estate because commercial loans may be unsecured or, if they are secured, the value of the collateral may be difficult to assess and more likely to decrease than real estate. At June 30, 2005, commercial business loans amounted to $34.3 million, or 8.4% of our total loan portfolio, excluding for these purposes commercial loans secured by real estate which are included in the real estate category above.

Consumer Loans.  We make a variety of loans to individuals for personal and household purposes, including secured and unsecured installment and term loans, home equity loans and lines of credit and revolving lines of credit such as credit cards. Consumer loans are underwritten based on the individual borrower’s income, current debt level, past credit history and value of any available collateral. Consumer loan rates are both fixed and variable, with negotiable terms. At June 30, 2005, our individual consumer loans ranged in size from $500 to $400,000, with an average loan size of approximately $4,000. Our installment loans typically amortize over periods up to 60 months. We will offer consumer loans with a single maturity date when a specific source of repayment is available. We typically require monthly payments of interest and a portion of the principal on our revolving loan products. Consumer loans are generally considered to have greater risk than first or second mortgages on real estate because they may be unsecured or, if they are secured, the value of the collateral may be difficult to assess and more likely to decrease in value than real estate. At June 30, 2005, consumer loans amounted to $20.8 million, or 5.1% of our loan portfolio.

Loan Approval.  Certain credit risks are inherent in making loans. These include prepayment risks, risks resulting from uncertainties in the future value of collateral, risks resulting from changes in economic and industry conditions and risks inherent in dealing with individual borrowers. We attempt to mitigate these risks by adhering to internal credit policies and procedures. Our policies and procedures include officer and client lending limits, a multi-layered approval process for larger loans, documentation examination and follow-up procedures for any exceptions to credit policies. Our loan approval policies provide for various levels of officer lending authority. When the amount of aggregate loans to a single borrower exceeds an individual officer’s lending authority, which ranges from $ 5 ,000 to $500,000, the loan request will be considered by an officer with a higher lending limit or by the officers’ loan committee, which is comprised of Mr. Newton, Virginia Cochran, our senior lending officer, and Ken Castle, our chief credit underwriting officer. The members of our officers’ loan committee can approve loans up to $1.0 million. If a loan exceeds $1.0 million, then the board of directors’ loan committee comprised of Mr. Newton and four other directors may approve the loan up to 15% of our legal lending limit. We do not make any loans to directors or executive officers of the bank unless the loan is approved by the board of directors of the bank and is on terms not more favorable to such person than would be available to a person not affiliated with the bank.

Credit Administration and Loan Review.  We maintain a continuous loan review system and use an independent consultant to review the loan files on an annual and quarterly basis. Each loan officer is responsible for rating each loan he or she makes and for reviewing those loans on a periodic basis. Our credit underwriting and credit administration group s assist us in strengthening our credit review processes and establish ing performance benchmarks in the areas of nonperforming assets, charge-offs, past dues and loan documentation. Th e credit administration group also supervises loan and processing functions. Our dedication to strong credit quality is reinforced by Mr. Castle and Pat Skinner, who heads our credit administration group. Mr. Castle has over 24 years of banking experience, including 20 years in commercial lending. Mr. Skinner has over 30 years of banking and regulatory experience, including eight years serving as an FDIC examiner.

Lending Limits.  Our lending activities are subject to a variety of lending limits imposed by state and federal law. In general, the bank is subject to a legal limit on loans to a single borrower equal to 15% of the bank’s capital and unimpaired surplus for unsecured loans and 25% of the bank ’s capital and unimpaired surplus for secured loans . This limit will increase or decrease as the bank’s capital increases or decreases. Based on the capitalization of the bank at June 30, 2005, our legal lending limit was approximately $6.4 million. We sell participations in our larger loans to other financial institutions, which allows us to manage the risk involved in these loans and to meet the lending needs of our customers requiring extensions of credit in excess of this limit. At June 30, 2005, we had participations totaling $23.9 million.

Deposit Services

Our principal source of funding is core deposits, of which approximately 87. 3 % were obtained from within our market area as of June 30, 2005. We offer a full range of deposit services, including checking accounts, commercial accounts, savings accounts and other time deposits of various types, ranging from daily money market accounts to long-term certificates of deposit. We have recently expanded this product line to include an internet-based cash management system for small businesses, as well as an enhancement to personal checking accounts that improves the overdraft process. In the future we intend to upgrade and expand our deposit services to ensure that we remain competitive in our product offerings.

Other Products and Services

We provide a full range of additional retail and commercial banking products and services, including checking, savings and money market accounts; certificates of deposit; internet banking and bill payment; credit cards; safe-deposit boxes; money orders; electronic funds transfer services; travelers’ checks and automatic teller machine access. We currently do not offer trust or fiduciary services.

Competition

The banking business is highly competitive, and we experience competition in our market from many other financial institutions. Competition among financial institutions is based upon interest rates offered on deposit accounts, interest rates charged on loans, other credit and service charges relating to loans, the quality and scope of the services offered, the convenience of banking facilities and, in the case of loans to commercial borrowers, relative lending limits. We compete with commercial banks, credit unions, savings and loan associations, mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market funds and other mutual funds, as well as super-regional, national and international financial institutions that operate offices within our market area and beyond.

As of June 30, 2004, one locally owned bank and three non-locally-owned banks had offices in Gilmer County, two locally-owned banks and one non-locally-owned bank had offices in Union County, and four non-locally-owned banks had offices in Fannin County. Many of our competitors, such as BB&T and United Community Bank, are well-established, larger financial institutions which have substantially greater resources and lending limits. These institutions offer some services, such as extensive and established branch networks and trust services, that we do not provide. We also compete with small banks and thrifts in our markets. In addition, many of our non-bank competitors are not subject to the same extensive federal regulations that govern bank holding companies and federally insured banks.

Properties

Our main office, which we own, is located at 829 Industrial Boulevard, Ellijay, Georgia, between the business districts of Ellijay and East Ellijay. Adjacent to this location, we have constructed a community building on property that we lease from the United States Postal Service. We use this building for meeting space and allow our customers to use it for various community functions. We pay annual rent of $600 for this adjacent property under a lease that is up for renewal in 2006.

In addition to our main office, we operate three branches and an operations center. Our Union County branch is located on Highway 515 in Blairsville, Georgia. The building is owned by the bank. The second floor of this location is vacant and may be used by the bank for future expansion. Our branch located in East Ellijay, Georgia operates under the trade name “Gilmer County Bank”. We have a long-term lease for this location in which the rent increases 2% annually. In 2004, we paid $31,848 in annual rent. Our Fannin County branch is located at 150 Orvin Lance Connector in Blue Ridge, Georgia. There is also a community building at this location that is available for the bank to use as a meeting area, as well as for our customers to use for various community functions. The buildings sit on approximately 2.6 acres that we own.

We own our operations center, which is located at 9 Russell Drive, Ellijay, Georgia. This location houses our computer center, accounting, bookkeeping and data processing services. In addition, the building contains approximately 8,000 additional square feet of commercial space, which we lease to two separate third parties for a total of $67,200 per year. One of these leases will be up for renewal in 2005 for a negotiable payment. We also lease a building directly behind the operations building, which houses additional operations staff members. We have a two-year lease for this space and pay annual rent of $16,800. In 2004, we purchased approximately 6.3 acres of land in Ellijay directly across the street from the main office upon which we are constructing a building at an approximate cost of $4.2 million with approximately 34,500 square feet that will become our operations center. Completion of this building is expected in December 2005.

In August 2004, we purchased additional property in East Ellijay to be used for a new branch office. Currently, there are no plans for construction of an office. An ATM has been placed at this location. The property consists of approximately 2 acres located on Highway 515 South in the new Highlands Shopping Center, which has a Super Wal-Mart, Lowe’s Home Improvement Warehouse and an additional 90,000 square feet of shops and restaurants.

We believe that all of our properties are adequately covered by insurance.

Employees

As of June 30, 2005, we had 14 8 full-time employees and 1 4 part-time employees.

Legal Proceedings

In the ordinary course of operations, we are a party to various legal proceedings from time to time. We do not believe that there is any pending or threatened proceeding against us, which, if determined adversely, would have a material effect on our business, results of operations or financial condition.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion reviews our results of operations and assesses our financial condition. You should read the following discussion and analysis in conjunction with our “Selected Consolidated Financial Data” and our consolidated financial statements and the related notes included elsewhere in this prospectus. Our analysis for the periods ended June 30, 2005 and 2004 is based on unaudited consolidated financial statements for such periods.

Overview

We were incorporated in 1996 to serve as the holding company for Gilmer County Bank (now Appalachian Community Bank). Since that time, we have experienced consistent growth in total assets, loans, deposits and shareholders’ equity, which has continued during the first six months of 2005.

The following table sets forth selected measures of our financial performance for the periods indicated.

	Six Months Ended June 30,		Years Ended December 31,
	2005	2004	2004	2003	2002
	(Dollars in thousands)
Net income	$2,226	$1,876	$4,047	$3,086	$2,668
Total assets	516,492	454,205	472,811	409,617	384,024
Total net loans(1)	409,190	363,881	377,352	332,307	298,063
Total deposits	424,102	364,771	381,498	332,919	316,283
Shareholders’ equity	38,547	32,622	36,083	31,082	25,619

(1)	Loans are net of unearned income.

Like most community banks, we derive the majority of our income from interest and fees received on our loans. Our primary sources of funds for making these loans and investments are our deposits and advances from the Federal Home Loan Bank of Atlanta. Consequently, one of the key measures of our success is our amount of net interest income, or the difference between the income earned on our interest-earning assets, such as loans and investments, and the interest paid on our interest-bearing liabilities, such as deposits and advances from Federal Home Loan Bank of Atlanta. Another key measure is the spread between the yield we earn on these interest-earning assets and the rate we pay on our interest-bearing liabilities, which is called our net interest spread.

We have included a number of tables to assist in our description of these measures. For example, the “Average Balances, Interest Income/Expense and Yield/Rates” table s show for the periods indicated the average balance for each category of our assets and liabilities, as well as the yield we earned or the rate we paid with respect to each category. A review of th ese table s show that our loans typically provide higher interest yields than do other types of interest-earning assets, which is why we intend to channel a substantial percentage of our earning assets into our loan portfolio. Similarly, the analysis of changes in net interest income tables help to demonstrate the impact of changing interest rates and changing volume of assets and liabilities during the periods shown. We also track the sensitivity of our various categories of assets and liabilities to changes in interest rates, and we have included interest sensitivity analysis tables to help explain this. Finally, we have included a number of tables that provide detail about our investment securities, our loans, our deposits and other borrowings.

There are risks inherent in all loans, so we maintain an allowance for loan losses to absorb probable losses on existing loans that may become uncollectible. We maintain this allowance by charging a provision for loan losses against our operating earnings for each period. We have included a detailed discussion of this process, as well as several tables describing our allowance for loan losses.

In addition to earning interest on our loans and investments, we earn income through fees and other charges to our customers. We have also included a discussion of the various components of this noninterest income, as well as of our noninterest expense.

The following discussion and analysis also identifies significant factors that have affected our financial position and operating results during the periods included in the accompanying financial statements. We encourage you to read this discussion and analysis in conjunction with our financial statements and the other statistical information included in this prospectus.

Critical Accounting Policies

In the preparation of our consolidated financial statements, we have adopted various accounting policies that govern the application of GAAP in the United States as well as the general practices within the banking industry. Our significant accounting policies are described in the footnotes to our audited consolidated financial statements as of December 31, 2004, beginning on page F-7 of this prospectus.

Certain accounting policies involve significant judgments and assumptions by management which may have a material impact on the carrying value of certain assets and liabilities. We consider such accounting policies to be critical accounting policies. The judgments and assumptions we use are based on historical experience and other factors, which are believed to be reasonable under the circumstances. Because of the nature of the judgments and assumptions we make, actual results could differ from these judgments and estimates. These differences could have a material impact on our carrying values of assets and liabilities and our results of operations.

We believe the determination of the allowance for loan losses is the critical accounting policy that requires the most significant judgments and estimates when preparing our consolidated financial statements. Some of the more critical judgments supporting the amount of our allowance for loan losses include judgments about the credit worthiness of borrowers, the estimated value of the underlying collateral, cash flow assumptions, the determination of loss factors for estimating credit losses, the impact of current events and other factors impacting the level of probable inherent losses. Under different conditions or using different assumptions, the actual amount of credit losses incurred by us may be different from management’s estimates provided in our consolidated financial statements. Refer to the portion of this discussion that addresses our allowance for loan losses for a more complete discussion of our processes and methodology for determining our allowance for loan losses.

Results of Operations

Income Statement Review

Overview

Years Ended December 31, 2004, 2003 and 2002

For the year ended December 31, 2004, our net income was $4.0 million, or $1.09 basic net income per common share, as compared to $3.1 million, or $0.86 basic net income per common share, for the year ended December 31, 2003 and $2.7 million, or $0.81 basic net income per common share, for the year ended December 31, 2002. Per share data for all periods has been adjusted to reflect a 10% stock dividend that we paid in 2003. The increase in net income for these periods relates to loan growth and a shift to lower cost deposits. Return on average assets was 0.91% in 2004, compared with 0.78% in 2003, and 0.75% in 2002. Return on average shareholders’ equity for 2004 was 12.23% vers u s 10.85% in 2003 and 11.88% in 2002. The decline in return on average shareholders’ equity from 2002 to 2003 was due to the sale of 128,240 shares of treasury stock to improve our capital position. Our average equity to average assets ratio was 7.42% in 2004, 7.23% in 2003 and 6.34% in 2002.

Six and Three Months Ended June 30, 2005 and 2004

Our net income for the six months ended June 30, 2005 was $2.2 million, compared to net income of $1.9 million for the same period in 2004, or an increase of 18.6%. Our net income for the three months ended June 30, 2005 was $1.3 million, compared to net income of $980,000 for the same period in 2004, or an increase of 28.6%. The increase in net income during both periods was primarily attributable to the interest and fee income generated by an increase in the loan portfolio.

Net Interest Income

Years Ended December 31, 2004, 2003 and 2002

Our primary source of revenue is net interest income, which represents the difference between the income on interest-earning assets and expense on interest-bearing liabilities. Net interest income increased $3.3 million, or 22.6%, to $18.2 million for 2004, compared to $14.8 million for 2003. Net interest income increased $3.4 million, or 29.4%, for the year ended December 31, 2003, compared to $11.5 million for the year ended December 31, 2002. The increase was attributable to the strong loan demand in our local markets as well as the shift from high cost certificate s of deposit to lower cost core deposits. Certificates of deposit accounted for approximately 46.4% of our deposit funding at December 31, 2004 and 48.2% at December 31, 2003.

The trend in net interest income is also evaluated in terms of average rates using the net interest margin and the interest rate spread. The net interest margin, or the net yield on earning assets, is computed by dividing fully taxable equivalent net interest income by average earning assets. This ratio represents the difference between the average yield returned on average earning assets and the average rate paid for funds used to support those earning assets, including both interest-bearing and noninterest-bearing sources. The net interest margin for 2004 was 4.42% compared to a net interest margin of 4.12% in 2003 and 3.58% in 2002.

The interest rate spread measures the difference between the average yield on earning assets and the average rate paid on interest-bearing sources of funds. The net interest spread was 4.23% in 2004, compared to 3.93% in 2003 and 3.32% in 2002.

The following table shows, for years ended December 31, 2004, 2003 and 2002, the average daily balances outstanding for the major categories of interest-earning assets and interest-bearing liabilities, and the average interest rate earned or paid. Such yields are calculated by dividing income or expense by the average daily balance of the corresponding assets or liabilities.

	Years Ended December 31,
	2004			2003			2002
	Average Balance	Income/ Expense	Yields/ Rates	Average Balance	Income/ Expense	Yields/ Rates	Average Balance	Income/ Expense	Yields/ Rates
	(Dollars in thousands)
Earning assets:
Loans, net of unearned income(1)	$360,261	$23,669	6.57%	$316,605	$21,321	6.73%	$276,733	$20,420	7.38%
Investment securities	56,981	2,391	4.20	49,951	2,132	4.27	50,933	2,848	5.59
Interest-bearing deposits	350	5	1.43	784	30	3.83	1,007	13	1.29
Federal funds sold	1,994	26	1.30	3,314	37	1.12	5,104	79	1.55
Total interest-earning assets(2)	$419,586	26,091	6.22	$370,654	23,520	6.35	$333,777	23,360	7.00

Interest-bearing liabilities:
Demand deposits	$82,617	$952	1.15%	$83,040	$1,178	1.42%	$62,492	$1,209	1.93%
Savings deposits	61,281	713	1.16	45,318	418	0.92	41,359	712	1.72
Time deposits	187,578	4,544	2.42	170,419	5,363	3.15	167,561	7,432	4.44
Total deposits	331,476	6,209	1.87	298,777	6,959	2.33	271,412	9,353	3.45

Other short-term borrowings	17,953	123	0.69	9,964	83	0.83	4,667	77	1.65
Long-term debt	30,946	1,226	3.96	32,240	1,214	3.77	34,017	1,995	5.86
Total interest-bearing liabilities	$380,375	7,558	1.99	$340,981	8,256	2.42	$310,096	11,425	3.68
Net interest income/net interest spread		18,533	4.23%		15,264	3.93%		11,935	3.32%
Net yield on earning assets			4.42%			4.12%			3.58%

Taxable equivalent adjustment:
Loans		17			63			57
Investment securities		338			367			411
Total taxable equivalent adjustment		355			430			468

Net interest income		$18,178			$14,834			$11,467

(1)	Average loans include nonaccrual loans. All loans and deposits are domestic.

(2)	Tax equivalent adjustments have been based on an assumed tax rate of 34%, and do not give effect to the disallowance for federal income tax purpose s of interest expense related to certain tax-exempt earning assets.

Six Months Ended June 30, 2005 and 2004

During the first six months of 2005, net interest income increased 18.0% to $10.3 million, from $8.8 million for the same period in 2004. Generally, the overall increase in net interest income was primarily the result of the growth in our loan portfolio. To maintain the net interest margin, we actively manage loan rates and yields and monitor the cost of funds locally and in other markets. Management has focused on loan yields keeping pace with increases in the prime rate. Although our cost of funds has increased due to market pressure, management is monitoring both sides of the balance sheet. The continued strong demand for loans also provides us with the opportunity to develop business as the communities we serve continue to grow.

The table below shows, for the six months ended June 30, 2005 and 2004, the daily average balances outstanding for the major categories of interest-earning assets and interest-bearing liabilities, and the average interest rate earned or paid thereon.

	For the Six Months Ended June 30, 2005			For the Six Months Ended June 30, 2004
	Average Balance	Income/ Expense	Yields/ Rates(3)	Average Balance	Income/ Expense	Yields/ Rates(3)
	(Dollars in thousands)
Earning assets:
Loans, net of unearned income(1)	$391,668	$14,176	7.24%	$348,802	$11,296	6.48%
Investment securities	63,641	1,313	4.13	56,045	1,165	4.16
Interest-bearing deposits	503	6	2.39	216	1	0.93
Federal funds sold	2,004	26	2.59	1,537	7	0.91
Total interest-earning assets(2)	$457,816	15,521	6.78	$406,600	12,469	6.13

Interest-bearing liabilities:
Demand deposits	$75,322	475	1.26	$81,585	452	1.11
Savings deposits	77,330	649	1.68	55,958	293	1.05
Time deposits	208,708	3,033	2.91	184,700	2,178	2.36
Total deposits	361,360	4,157	2.30	322,243	2,923	1.81

Other short-term borrowings	9,895	80	1.62	23,980	41	0.34
Long-term debt	40,362	780	3.87	21,968	569	5.18
Total interest-bearing liabilities	$411,617	5,017	2.44	$368,191	3,533	1.92
Net interest income/net interest spread		10,504	4.34%		8,936	4.21%
Net yield on earning assets			4.59%			4.40%
Taxable equivalent adjustment:
Loans		3			14
Investment securities		170			169
Total taxable equivalent adjustment		173			183

Net interest income		$10,331			$8,753

(1)	Average loans include nonaccrual loans. All loans and deposits are domestic.

(2)	Tax equivalent adjustments have been based on an assumed tax rate of 34%, and do not give effect to the disallowance for federal income tax purpose s of interest expense related to certain tax-exempt earning assets.

(3)	Annualized.

Analysis of Changes in Net Interest Income

The following tables set forth a summary of the changes in interest income and interest expense resulting from changes in interest rates and changes in the volume of earning assets and interest-bearing liabilities, segregated by category. The change due to volume is calculated by multiplying the change in volume by the prior year’s rate. The change due to rate is calculated by multiplying the change in the applicable rate by the prior year’s volume. The change attributable to both volume and rate is calculated by multiplying the change in volume by the change in rate. Figures are presented on a taxable equivalent basis.

	For the Year Ended December 31, 2004 vs. 2003			For the Year Ended December 31, 2003 vs. 2002
	Volume(1)	Rate(1)	Net Change	Volume(1)	Rate(1)	Net Change
	(Dollars in thousands)
Earning assets:
Loans, net of unearned income	$2,879	$(531)	$2,348	$2,782	$(1,881)	$901
Investment securities	194	65	259	(77)	(639)	(716)
Interest-bearing deposits	(12)	(13)	(25)	(3)	20	17
Federal funds sold	(16)	5	(11)	(23)	(19)	(42)
Total earning assets	3,045	(474)	2,571	2,679	(2,519)	160

Interest-bearing liabilities:
Demand deposits	(6)	(220)	(226)	339	(370)	(31)
Savings deposits	169	126	295	63	(357)	(294)
Time deposits	502	(1,321)	(819)	125	(2,194)	(2,069)
Total deposits	665	(1,415)	(750)	527	(2,921)	(2,394)

Other short-term borrowings	57	(17)	40	57	(51)	6
Long-term debt	(50)	62	12	(99)	(682)	(781)
Total interest-bearing liabilities	672	(1,370)	(698)	485	(3,654)	(3,169)

Net interest income/net interest spread	$2,373	$896	$3,269	$2,194	$1,135	$3,329

(1)	The change in interest due to both rate and volume has been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of the change in each.

	Six Months Ended June 30, 2005 vs. 2004
	Volume(1)	Rate(1)	Net Change
	(Dollars in thousands)
Earning assets:
Loans, net of unearned income	$1,474	$1,406	$2,880
Investment securities	173	(25)	148
Interest-bearing deposits	3	2	5
Federal funds sold	3	16	19
Total earning assets	1,653	1,399	3,052

Interest-bearing liabilities:
Demand deposits	(81)	104	23
Savings deposits	138	218	356
Time deposits	306	549	855
Total deposits	363	871	1,234

Other short-term borrowings	(78)	117	39
Long-term debt	604	(393)	211
Total interest-bearing liabilities	889	595	1,484

Net interest income/net interest spread	$764	$804	$1,568

(1)	The change in interest due to both rate and volume has been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of the change in each.

Provision for Loan Losses

The provision for loan losses is based on the growth of the loan portfolio, the amount of net loan losses incurred and management’s estimation of potential future losses based on an evaluation of the risk in the loan portfolio. The provision for loan losses was $1.2 million for 2004, $1.5 million for 2003 and $1.0 million for 2002. The provision for loan losses was $929,000 for the six months ended June 30, 2005, compared to $651,000 for the same period of 2004. For the three months ended June 30, 2005 and 2004, the provision for loan losses was $492,000 and $291,000, respectively. The increase in the loan loss provision for all periods was the direct result of the loan growth for all periods combined with an increase in interest rates and general economic conditions. Please see the discussion below under “Allowance for Loan Losses” for a description of the factors we consider in determining the amount of the provision we expense each period to maintain this allowance.

Noninterest Income

Years Ended December 31, 2004, 2003 and 2002

Noninterest income for 2004, 2003 and 2002 totaled $2.8 million, $2.7 million and $2.9 million, respectively. These amounts are primarily from customer service fees, mortgage origination fees and insurance commissions and fees on services to customers. Customer service fees decreased from $1.1 million in 2002 to $845,000 in 2003, but increased to $1.2 million in 2004. The increase in customer service fees during 2004 was partially related to some of the new products introduced during the year, such as our consumer overdraft protection service. Mortgage origination fees increased from $1.0 million in 2002 to $1.3 million in 2003, and then decreased to $801,000 in 2004. These fluctuations were primarily due to a high volume of mortgage refinancing in 2003 due to the historically low interest rates. The subsequent rise in rates during 2004 contributed to a decrease in mortgage refinancings during the year.

Six and Three Months Ended June 30, 2005 and 2004

Noninterest income for the six months ended June 30, 2005 was $1.5 million, compared to $1.4 million for the same period in 2004, an increase of 12.6%. There was an increase of $77,000 in the collection of service charges on deposit accounts, as well as a decrease in realized losses on securities of $23,000 for the first six months of 2005. Other operating income increased by $64,000 for the first six months of 2005, as compared to the same period in 2004, which increase consisted primarily of additional earnings on the cash surrender value of life insurance, as well as fluctuations in various other fees.

Noninterest income for the three months ended June 30, 2005 was $784,000, compared to $683,000 for the same period in 2004, an increase of 14.7%. There was an increase of $53,000 in the collection of service charges on deposit accounts, an increase of $10,000 in mortgage origination fees, as well as a decrease in realized losses on securities of $23,000 during the quarter ended June 30, 2005. Other operating income increased by $17,000 for the quarter ended June 30, 2005, as compared to the same period in 2004.

Noninterest Expenses

Years Ended December 31, 2004, 2003 and 2002

Noninterest expenses totaled $13.8 million in 2004, $11.7 million in 2003 and $9.7 million in 2002. Salaries and employee benefits increased $1.2 million, or 21.9%, to $6.9 million in 2004, and $791,000, or 16.3%, to $5.6 million from 2002 to 2003, due to the opening of the new full service branch in Blue Ridge, Georgia as well as the expense of complying with the Sarbanes-Oxley Act of 2002, which primarily consist of increased professional fees. Occupancy, furniture and equipment expenses totaled $2.0 million in 2004, an increase of 21.3% over 2003, due to the completion of construction of the new Blue Ridge branch. Occupancy, furniture and equipment expenses increased $75,000, or 4.8%, from 2002 to 2003 because 2003 was the first full year of operation of the original Blue Ridge branch. Advertising expenses increased $266,000, or 51.6%, to $782,000 in 2004 and decreased $51,000, or 8.9%, from 2002 to 2003. The advertising expense increase for 2004 is related to the marketing of the new Blue Ridge location as well as new products that were rolled out during 2004. Noninterest expenses also increased by $354,000 during 2004 due to losses on disposal of repossessed property.

Six and Three Months Ended June 30, 2005 and 2004

Noninterest expenses increased by $988,000, or 14.7%, for the six months ended June 30, 2005, compared to the same period in 2004, relating, in part to an increase in salaries and employee benefits of $736,000, or 22.7%. We provided annual raises in the first half of the year and hired several customer service oriented employees. Occupancy, furniture and equipment expense increased by $124,000 during the first six months of 2005, compared to the same period in 2004. Other operating expenses increased by $129,000 for the first six months of 2005, as compared to the same period in 2004, due in part to a loss on the sale of fixed assets of approximately $63,000, additional expenses associated with other real estate of approximately $19,000, compliance with the Sarbanes-Oxley Act of 2002 of approximately $11,000, as well as our overall growth.

Noninterest expenses increased by $434,000, or 12.6%, for the quarter ended June 30, 2005, as compared to the same period in 2004. Salaries and employee benefits increased by $359,000, or 21.4%, for the three months ended June 30, 2005, compared to the same period in 2004. Occupancy, furniture and equipment costs increased by $45,000, and other operating expenses increased by $30,000 for the second quarter of 2005 as compared to the same period in 2004.

Balance Sheet Review

General

At December 31, 2004, we had total assets of $472.8 million, consisting principally of $373.0 million in loans (net of allowance of $4.3 million), $64.7 million in investments, $2.2 million in federal funds sold and $5.0 million in cash and due from banks. Our liabilities at December 31, 2004 totaled $436.7 million, consisting principally of $381.5 million in deposits, $32.0 million in long-term debt, $15.5 million of short-term borrowings and $6.2 million of subordinated long-term capital notes. At December 31, 2004, our shareholders’ equity was $36.1 million.

At June 30, 2005, we had total assets of $516.5 million, consisting principally of $404.3 million in loans (net of allowance of $4.9 million), $64.0 million in investments, $767,000 in federal funds sold and $14.4 million in cash and due from banks. Our liabilities at June 30, 2005 totaled $477.9 million, consisting principally of $424.1 million in deposits, $31.0 million in long-term debt, $14.3 million of short-term borrowings and $6.2 million of subordinated long-term capital notes. At June 30, 2005, our shareholders’ equity was $38.5 million.

Federal Funds Sold

Management maintains federal funds sold as a tool in managing daily cash needs. Federal funds sold at June 30, 2005 and December 31, 2004 were $767,000 and $2.2 million respectively. Average federal funds sold for the six months ended June 31, 2005 and fiscal 2004 were approximately $2.0 million, or 0.44% of average earning assets, and approximately $2.0 million, or 0.48% of average earning assets, respectively. The increase in year-end federal funds resulted from the timing of funding loan demand. We continue to try to minimize federal funds sold in this low rate environment to maximize our use of earning assets. Federal funds sold were $767,000 at June 30, 2005, compared to the December 31, 2004 total of $2.2 million, a 64.4% decrease.

Securities Portfolio

The primary objectives of our investment strategy are to maintain an appropriate level of liquidity, and to provide a tool with which to control our interest rate position while, at the same time, producing adequate levels of interest income.

The following table presents the carrying amounts of the securities portfolio at June 30, 2005 and at December 31 in each of the last three years.

		December 31,
	June 30, 2005	2004	2003	2002
	(Dollars in thousands)
Securities Available-for-Sale:
U.S. treasury and government agencies	$32,700	$31,744	$20,074	$8,579
State and municipal securities	14,532	14,277	14,355	15,314
Mortgage-backed securities	13,428	14,927	19,205	14,759
Equity securities	3,347	3,707	1,729	1,723
Total Securities	$64,007	$64,655	$55,363	$40,375

In 2004, average taxable securities were 75.1% of the portfolio, compared to 69.9% in 2003 and 68.2% in 2002. At June 30, 2005, average taxable securities were 77.5% of the portfolio, compared to 64.7% at June 30, 2004.

At June 30, 2005 and December 31, 2004 and 2003, all of our securities were classified as available-for-sale. During 2004, gross securities sales were $4.3 million and maturities were $12.5 million, representing 7.48% and 21.89%, respectively, of the average portfolio for the year. Net losses associated with sales and maturities totaled $23,000 in 2004. Gross unrealized gains in the portfolio amounted to $909,000 at year-end 2004 and unrealized losses amounted to $337,000. During 2003, gross securities sales were $5.4 million and maturities were $23.1 million, representing 10.75% and 46.29%, respectively, of the average portfolio for the year. Net losses associated with sales and maturities totaled $17,000 in 2003. Gross unrealized gains in the portfolio amounted to $967,000 at year-end 2003 and unrealized losses amounted to $316,000. At June 30, 2005, net unrealized losses amounted to $299,478.

Mortgage-backed securities have varying degrees of risk of impairment of principal, as opposed to U.S. Treasury and U.S. government agency obligations, which are considered to contain virtually no default or prepayment risk. Impairment risk is primarily associated with accelerated prepayments, particularly with respect to longer maturities purchased at a premium and interest-only strip securities. Our purchases of mortgage-backed securities during 2004, 2003 and 2002 did not include securities with these characteristics. The recoverability of our investments in mortgage-backed securities is reviewed periodically, and we intend to make appropriate adjustments to income for other than temporary impaired values.

The maturities and weighted average yields of our investments in securities at December 31, 2004 and June 30, 2005 are presented below. Taxable equivalent adjustments (using a 34% tax rate) have been made in calculating yields on tax-exempt obligations.

	At December 31, 2004
	Within One Year		After One But Within Five Years		After Five But Within Ten Years		After Ten Years
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(Dollars in thousands)
Securities Available-for-Sale
U.S. treasury and government agencies	$—	—%	$28,751	3.23%	$2,993	3.38%	$—	—%
State and municipal securities	—	—	356	6.74	2,617	20.41	11,304	7.42
Mortgage-backed securities	—	—	213	5.66	1,215	4.46	13,499	3.89
Equity securities	—	—		—		—	3,707	2.70
Total Securities	$—	—	$29,320	3.29	$6,825	10.10	$28,510	5.14

	At June 30, 2005
	Within One Year		After One But Within Five Years		After Five But Within Ten Years		After Ten Years
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(Dollars in thousands)
Securities Available-for-Sale
U.S. treasury and government agencies	$1,969	2.4 5%	$27,748	3.34%	$2,983	3.38%	$—	—%
State and municipal securities	105	6.06	337	7.31	2,910	6.75	11,180	7.43
Mortgage-backed securities	—	—	161	4.86	2,724	4.17	10,543	3.91
Equity securities	—	—		—		—	3,347	4.32
Total Securities	$2,074	2.66	$28,246	3.40	$8,617	4.77	$25,070	5.14

There were no securities held by us of which the aggregate value on December 31, 2004 or June 30, 2005 exceeded 10% of shareholders’ equity at that date. Securities which are payable from and secured by the same source of revenue or taxing authority are considered to be securities of a single issuer. Securities of the U.S. Government and U.S. Government agencies and corporations are not included.

Loan Portfolio

Loans make up the largest component of our earning assets. At December 31, 2004, our total loans were $377.4 million, compared to total loans of $332.3 million at the end of 2003. In 2004, average net loans represented 85.9% of average earning assets and 79.8% of total average assets, while in 2003 average net loans represented 85.4% of average earning assets and 80.4% of total average assets. This was the result of loan demand and the expansion of our branch in Blue Ridge, Georgia. The ratio of total loans to total deposits was 98.9% in 2004 and 99.8% in 2003.

At June 30, 2005, total loans amounted to $409.2 million. At June 30, 2005, loans, net of unearned income and allowance for loan losses, were 78.3% of total assets. At June 30, 2005, net loans were $404.3 million, representing an 8.4% increase from $373.0 million at December 31, 2004. Loan demand in our market area remains strong due to the current interest rate environment, the amount of development occurring in our market and the relationship that our employees have with our customers.

The following table shows the classification of loans by major category at December 31, 2004, and for each of the preceding four years.

	At December 31,
	2004		2003		2002		2001		2000
	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total
	(Dollars in thousands)
Commercial, financial and agricultural	$31,920	8.5%	$34,613	10.4%	$33,449	11.2%	$29,092	11.6%	$36,320	17.0%
Real estate — c onstruction(1)	145,588	38.6	104,619	31.5	73,242	24.6	54,255	21.7	22,057	10.3
Real estate — other (2)	173,955	46.1	166,598	50.1	165,526	55.5	147,852	59.0	136,718	63.8
Consumer	20,957	5.6	20,535	6.2	20,296	6.8	19,370	7.7	17,254	8.1
Other loans	4,932	1.2	5,942	1.8	5,550	1.9		0.0	1,775	0.8
Loans, gross	377,352	100.0%	332,307	100.0%	298,063	100.0%	250,569	100.0%	214,124	100.0%
Allowance for loan losses	(4,349)		(3,610)		(3,238)		(2,995)		(2,211)
Net loans	$373,003		$328,697		$294,825		$247,574		$211,913

(1)	The “real estate — construction” category includes residential construction loans and commercial construction loans.

(2)	The “real estate — other” category includes one - to - four family residential, home equity, multi-family (more than five) residential, commercial real estate and undeveloped agricultural real estate loans.

The following table shows the classification of loans by major category at June 30, 2005.

	At June 30, 2005
	Amount	% of Total
	(Dollars in thousands)
Commercial, financial and agricultural	$34,337	8.4%
Real estate — construction(1)	165,789	40.5
Real estate — other(2)	184,174	45.0
Consumer	20,798	5.1
Other loans	4,092	1.0
Loans, gross	409,190	100.0%
Allowance for loan losses	(4,936)
Net loans	$404,254

(1)	The “real estate — construction” category includes residential construction loans and commercial construction loans.

(2)	The “real estate — other” category includes one to four family residential, home equity, multi-family (more than five) residential, commercial real estate and undeveloped agricultural real estate loans.

The following table shows the maturity distribution of selected loan classifications at December 31, 2004, and an analysis of these loan maturities.

	Maturity				Rate Structure for Loans Maturing Over One Year
	One Year or Less	Over One Year Through Five Years	Over Five Years	Total	Predetermined Interest Rate	Floating or Adjustable Rate
	(Dollars in thousands)
Commercial, financial and agricultural	$25,464	$6,018	$438	$31,920	$5,318	$1,138
Real estate — construction	129,541	15,965	82	145,588	13,436	2,611
Total	$155,005	$21,983	$520	$177,508	$18,754	$3,749

For the purposes of this schedule, loans that have reached the fixed contractual floor rate are treated as having a pre-determined interest rate.

The following table shows the maturity distribution of selected loan classifications at June 30, 2005, and an analysis of these loan maturities.

	Maturity				Rate Structure for Loans Maturing Over One Year
	One Year or Less	Over One Year Through Five Years	Over Five Years	Total	Predetermined Interest Rate	Floating or Adjustable Rate
	(Dollars in thousands)
Commercial, financial and agricultural	$20,161	$12,411	$1,765	$34,337	$6 , 0 8 9	$8 , 0 87
Real estate — construction	140,707	23,311	1,771	165,789	1 4 , 7 9 2	10 , 290
Total	$160,868	$35,722	$3,536	$200,126	$2 0 , 881	$1 8 , 377

Allowance for Loan Losses

We have established an allowance for loan losses through a provision for loan losses charged as an expense on our income statement. The allowance for loan losses represents an amount which we believe will be adequate to absorb probable losses on existing loans that may become uncollectible. Our judgment as to the adequacy of the allowance for loan losses is based on a number of assumptions about future events, which we believe to be reasonable, but which may or may not prove to be accurate. In assessing adequacy, management relies predominantly on its ongoing review of the loan portfolio, which is undertaken both to determine whether there are probable losses that must be charged off and to assess the risk characteristics of the aggregate portfolio. This review takes into consideration the judgments of the responsible lending officers and senior management, and also those of bank regulatory agencies that review the loan portfolio as part of the regular bank examination process. In evaluating the allowance, management also considers our loan loss experience, the amount of past due and nonperforming loans, current and anticipated economic conditions, lender requirements and other appropriate information. Certain nonperforming loans are individually assessed for impairment under SFAS No. 114 and assigned specific allocations. Other identified high-risk loans or credit relationships based on internal risk ratings are also individually assessed and assigned specific allocations.

Periodically, we adjust the amount of the allowance based on changing circumstances. We charge recognized losses to the allowance and add subsequent recoveries back to the allowance for loan losses. There can be no assurance that charge-offs of loans in future periods will not exceed the allowance for loan losses as estimated at any point in time or that provisions for loan losses will not be significant to a particular accounting period.

The allocation of the allowance to the respective loan segments is an approximation and not necessarily indicative of future losses or future allocations. The entire allowance is available to absorb losses occurring in the overall loan portfolio. In addition, the allowance is subject to examination and adequacy testing by regulatory agencies, which may consider such factors as the methodology used to determine adequacy and the size of the allowance relative to that of peer institutions, and other adequacy tests. Such regulatory agencies could require us to adjust the allowance based on information available to them at the time of their examination.

At December 31, 2004, our allowance for loan losses was $4.3 million, or 1.15% of total outstanding loans, compared to an allowance for loan losses of $3.6 million, or 1.09% of outstanding loans, at December 31, 2003 and $3.2 million, or 1.09% of outstanding loans, at December 31, 2002. At June 30, 2005, the allowance for loan losses was $4.9 million, or 1.21% of total outstanding loans, compared to an allowance for loan losses of $4.2 million, or 1.15% of total outstanding loans, at June 30, 2004. The increase in the loan loss provision for all periods was the direct result of the loan growth for all periods combined with an increase in interest rates and general economic conditions.

The following table sets forth certain information with respect to our loans, net of unearned income, and the allowance for loan losses for the years ended December 31, 2000 to 2004.

	Years Ended December 31,
	2004	2003	2002	2001	2000
	(Dollars in thousands)
Allowance for loan losses at beginning of year	$3,610	$3,238	$2,995	$2,211	$1,849
Loans charged off:
Commercial, financial, and agricultural	30	277	89	240	404
Real estate — construction	240	28	50	—	—
Real estate — other	158	638	427	134	49
Consumer	127	265	250	170	138
Total loans charged off	555	1,208	816	544	591
Recoveries on loans previously charged off:
Commercial, financial, and agricultural	35	25	5	8	9
Real estate — construction	—	3	—	—	—
Real estate — other	2	50	—	6	—
Consumer	22	37	26	20	22
Total recoveries on loans previously charged off	59	115	31	34	31
Net loans charged off	496	1,093	785	510	560
Provisions for loan losses	1,235	1,465	1,028	1,294	922
Allowance for loan losses, at end of period	$4,349	$3,610	$3,238	$2,995	$2,211
Loans, net of unearned income, at end of period	$377,352	$332,307	$298,063	$250,569	$214,124
Average loans, net of unearned income, outstanding for the period	$360,261	$316,605	$276,733	$234,031	$204,436
Ratios:
Allowance at end of period to loans, net of unearned income	1.15%	1.09%	1.09%	1.20%	1.03%
Allowance at end of period to average loans, net of unearned income	1.21	1.14	1.17	1.28	1.08
Net charge-offs to average loans, net of unearned income	0.14	0.35	0.28	0.22	0.27
Net charge-offs to allowance at end of period	11.40	30.28	24.24	17.03	25.33
Recoveries to prior year charge-offs	4.88	14.09	5.70	5.75	4.07

The following table sets forth certain information with respect to our loans, net of unearned income, and the allowance for loan losses for the six months ended June 30, 2005 and 2004.

	Six Months Ended June 30,
	2005	2004
	(Dollars in thousands)
Allowance for loan losses at beginning of year	$4,348	$3,610
Loans charged off:
Commercial, financial, and agricultural	266	27
Real estate — construction	10	1
Real estate — other	24	49
Consumer	69	47
Total loans charged off	369	124
Recoveries on loans previously charged off:
Commercial, financial, and agricultural	5	30
Real estate — construction	—	—
Real estate — other	1	2
Consumer	22	11
Total recoveries on loans previously charged off	28	43
Net loans charged off	341	81
Provision for loan losses	929	651
Allowance for loan losses, at end of period	$4,936	$4,180
Loans, net of unearned income, at end of period	$409,190	$363,881
Average loans, net of unearned income, outstanding for the period	$391,668	$348,802
Ratios:
Allowance at end of period to loans, net of unearned income	1.21%	1.15%
Allowance at end of period to average loans, net of unearned income	1.26	1.20
Net charge-offs to average loans, net of unearned income	0.09	0.02
Net charge-offs to allowance at end of period	6.91	1.94
Recoveries to prior year charge-offs	5.05	3.56

The following table sets forth the breakdown of the allowance for loan losses by loan category and the percentage of loans in each category to total loans for the years ended December 31, 2000 to 2004.

	Allocation of Allowance for Loan Losses
	At December 31,
	2004		2003		2002		2001		2000
	(Dollars in thousands)
Domestic Loans(1)
Commercial, financial and agricultural	$548	8%	$1,257	10%	$1,615	11%	$807	12%	$387	17%
Real estate — construction	421	39	184	32	85	25	193	22	199	10
Real estate — other	2,138	46	1,277	50	1,044	55	1,760	59	1,381	64
Consumer	425	6	267	6	168	7	235	7	244	8
Other	817	1	625	2	326	2	—	—	—	1
Total allowance for loan losses	$4,349	100%	$3,610	100%	$3,238	100%	$2,995	100%	$2,211	100%

(1)	There are no foreign loans.

The following table sets forth the breakdown of the allowance for loan losses by loan category and the percentage of loans in each category to total loans for the six months ended June 30, 2005.

	At June 30, 2005
	(Dollars in thousands)
Domestic Loans(1)
Commercial, financial and agricultural	$1, 7 98	8%
Real estate — construction	441	41
Real estate — other	1 ,9 90	45
Consumer	2 79	5
Other	428	1
Total allowance for loan losses	$4,936	100%

(1)	There are no foreign loans.

Nonperforming Assets

Nonperforming assets include nonperforming loans and foreclosed real estate held for sale. Nonperforming loans include loans classified as nonaccrual or renegotiated and loans past due 90 days or more. Our policy is to place a loan on nonaccrual status when it is contractually past due 90 days or more as to payment of principal or interest, unless the collateral value is greater than both the principal due and the accrued interest. At the time a loan is placed on nonaccrual status, interest previously accrued but not collected is reversed and charged against current earnings. Recognition of any interest after a loan has been placed on nonaccrual status is accounted for on a cash basis. Nonperforming loans were 0.35% of total loans at June 30, 2005 and 0.41% of total loans at December 31, 2004, compared to 0.50% at December 31, 2003 and 1.73% at December 31, 2002.

It is our general policy to stop accruing interest income and place the recognition of interest on a cash basis when any commercial, industrial or real estate loan is past due as to principal or interest and the ultimate collection of either is in doubt. Accrual of interest income on consumer installment loans is suspended when any payment of principal or interest, or both, is more than 90 days delinquent. When a loan is placed on a nonaccrual basis, any interest previously accrued but not collected is reversed against current income unless the collateral for the loan is sufficient to cover the accrued interest or a guarantor assures payment of interest. For each of the five years in the period ended December 31, 2004, the difference between gross interest income that would have been recorded in such period, if the nonaccruing loans had been current in accordance with their original terms, and the amount of interest income on those loans, that was included in such period’s net income, was immaterial.

The following table shows our nonperforming assets as well as the total nonaccruing loans to total loans, the ratio of the allowance for loan losses to total nonperforming assets and the total nonperforming assets to total assets for the years ended December 31, 2000 to 2004.

	At December 31,
	2004	2003	2002	2001	2000
	(Dollars in thousands)
Nonaccruing loans	$1,524	$1,127	$4,823	$1,642	$385
Loans past due 90 days or more	34	521	334	12	24
Restructured loans	—	—	—	—	—
Total nonperforming loans	1,558	1,648	5,157	1,654	409
Nonaccruing securities	—	—	—	—	—
Other real estate	516	737	986	133	147
Total nonperforming assets	$2,074	$2,385	$6,143	$1,787	$556
Ratios:
Loan loss allowance to total nonperforming assets	20 9.69%	151 .36%	5 2.71%	16 7.60%	39 7.66%
Total nonperforming loans to total loans (net of unearned interest)	0.41%	0.50%	1.73%	0.66%	0.26%
Total nonperforming assets to total assets	0.44%	0.58%	1.60%	0.56%	0.21%

The following table shows our nonperforming assets as well as the total nonaccruing loans to total loans, the ratio of the allowance for loan losses to total nonperforming assets and the total nonperforming assets to total assets for the periods ended June 30, 2005 and 2004.

	At June 30,
	2005	2004
	(Dollars in thousands)
Nonaccruing loans	$1,347	$1,605
Loans past due 90 days or more	91	47
Restructured loans	—	—
Total nonperforming loans	1,438	1,652
Nonaccruing securities	—	—
Other real estate	136	307
Total nonperforming assets	$1,574	$1,959
Ratios:
Loan loss allowance to total nonperforming assets	31 3.60%	213 .37%
Total nonperforming loans to total loans (net of unearned interest)	0.35%	0.45%
Total nonperforming assets to total assets	0.30%	0.43%

Deposits and Other Interest-Bearing Liabilities

Deposits are the primary source of funds to support our earning assets. Average deposits increased 12.9%, from approximately $320.8 million in 2003 to approximately $362.3 million in 2004. At December 31, 2004, total deposits were $381.5 million, of which $348.6 million, or 91.4%, were interest bearing; at December 31, 2003, total deposits were $332.9 million, of which $309.1 million, or 92.9%, were interest bearing; and at December 31, 2002, total deposits were $316.3 million, of which $294.4 million, or 93.1%, were interest bearing. Alternative funding sources such as national CDs and brokered deposits were used to supplement funding sources. Brokered deposits were $23.4 million at December 31, 2004.

The average amounts of, and the average rate paid on, each of the following categories of deposits, for the years ended December 31, 2004, 2003 and 2002, are as follows:

	Years ended December 31,
	2004		2003		2002
	Amount	Rate	Amount	Rate	Amount	Rate
	(Dollars in thousands)
Noninterest-bearing demand deposits	$30,840	—%	$22,056	—%	$19,549	—%

Interest-bearing demand deposits	82,617	1.15	83,040	1.42	62,492	1.93
Savings deposits	61,281	1.16	45,318	0.92	41,359	1.72
Time deposits	187,578	2.42	170,419	3.15	167,561	4.44
Total interest-bearing deposits	$331,476	1.87	$298,777	2.33	$271,412	3.45
Total average deposits	$362,316	1.71	$320,833	2.17	$290,961	3.21

The average amounts of, and the average rate paid on, each of the following categories of deposits, for the six months ended June 30, 2005 and 2004, are as follows:

	Six Months ended June 30,
	2005		2004
	Amount	Rate	Amount	Rate
	(Dollars in thousands)
Noninterest-bearing demand deposits	$37,941	—%	$30,840	—%

Interest-bearing demand deposits	75,322	1.26	81,585	1.11
Savings deposits	77,330	1.68	55,958	1.05
Time deposits	208,708	2.91	184,700	2.36
Total interest-bearing deposits	$361,360	2.30	$322,243	1.81
Total average deposits	$399,301	2.08	$353,083	1.66

Total deposits at June 30, 2005 were $424.1 million, an increase of $42.6 million over total deposits of $381.5 million at year-end 2004. Our core deposits, which exclude brokered and national certificates of deposits, were $333.4 million at December 31, 2004, an increase of 13.2% compared to $294.5 million at December 31, 2003. Our core deposits were $3 70.1 at June 30, 2005, an increase of 16. 3 % compared to $318.1 million at June 30, 2004. Core deposits as a percentage of total deposits were approximately 87.4% and 88.5% at December 31, 2004 and 2003, respectively, and 87.2% at both June 30, 2005 and June 30, 2004. We continue to focus on increasing our core deposit base. The two categories of lowest cost deposits comprised the following percentages of average total deposits during 2004: average noninterest-bearing demand deposits, 8.51%; and average savings deposits, 16.91%. Of average time deposits, approximately 49.64% were large denomination certificates of deposit. Brokered deposits were $27.7 million at June 30, 2005.

Noninterest-bearing deposits increased $13.0 million, or 39.5%, from year-end 2004 to $45.9 million at June 30, 2005, and interest-bearing deposits increased $29.6 million, or 8.5%, during the same period to $378.2 million. The increase in noninterest-bearing deposits has been the result of our focus on providing excellent customer service to our small business customers and also by the development of relationships with new businesses that have moved into our communities. The increase in our interest-bearing deposits has been the result of offering competitive products to serve our customers as well as the development of relationships with individuals who have relocated to our communities.

The following table sets forth the maturities of our time deposits of $100,000 or more by category at June 30, 2005 and December 31, 2004.

	At June 30, 2005	At December 31, 2004
	(Dollars in thousands)
Three months or less	$33,430	$22,555
Over three through six months	32,297	12,721
Over six through twelve months	38,432	50,034
Over twelve months	24,454	23,378
Total	$128,613	$108,688

Borrowings

Short-Term Borrowings

Securities sold under agreements to repurchase amounted to $6.3 million at December 31, 2004, compared to $4.1 million at December 31, 2003, and $5.9 million at December 31, 2002. The weighted average rates on these borowings were 1.36%, 1.23% and 1.60% for 2004, 2003 and 2002, respectively. Securities sold under agreements to repurchase averaged $6.1 million during 2004, $5.5 million during 2003 and $4.1 million during 2002. The maximum amount outstanding at any month end during 2004 was $13.0 million, during 2003 was $8.2 million and during 2002 was $5.9 million. The total amount of securities sold under agreements to repurchase are associated with the cash flow needs of our corporate customers who participate in repurchase agreements. We also had a short-term line of credit with the Federal Home Loan Bank with balances of $9.2 million, $5.0 million and $-0- at December 31, 2004, 2003 and 2002, respectively. The short-term line of credit with the Federal Home Loan Bank is in the form of a daily rate credit. It floats daily based on the overnight funds market. The line of credit has a one year term and matures in May of each year. At December 31, 2004, we had $24.0 million in available lines to purchase Federal Funds, on an unsecured basis, from commercial banks. We had federal funds purchased that amounted to $-0- at year-end 2004, and $3,000,000 at year-end 2003, compared to $-0- at year-end 2002.

Short-term borrowings at June 30, 2005 and December 31, 2004 consisted of the following:

	June 30, 2005	December 31, 2004
	(Dollars in thousands)
Federal funds purchased	$833	$—
Securities sold under agreements to repurchase	3,234	6,264
FHLB line of credit	10,206	9,206
	$14,273	$15,470

The outstanding balance of federal funds purchased at June 30, 2005 increased to $833,000 from December 31, 2004. At June 30, 2005, there were $28.0 million in available lines to purchase Federal Funds, on an unsecured basis, from commercial banks.

Securities sold under agreements to repurchase totaled $3.2 million at June 30, 2005, a $3.0 million decrease from the December 31, 2004 total of $6.3 million. We also had a short-term line of credit with the Federal Home Loan Bank with a balance of $10.2 million, an increase of $1.0 million over the December 31, 2004 balance of $9.2 million.

Long-term Debt

Our totaled borrowed funds consist primarily of long-term debt with maturities from one to six years. At December 31, 2004 we were approved to borrow up to approximately $70.0 million under various short-term and long-term programs offered by the Federal Home Loan Bank of Atlanta. These borrowings are secured under a blanket lien agreement on certain qualifying mortgage instruments in the loan and securities portfolios. At December 31, 2004, the outstanding balance of our credit line was $41.2 million, of which $9.2 million was accounted for as a short-term line of credit.

Our credit line with the Federal Home Loan Bank was at $74.3 million as of June 30, 2005. This line is subject to collateral availability. At June 30, 2005, the outstanding balance of the credit line was $41.2 million, of which $10.2 million was accounted for as a short-term line of credit.

Trust Preferred

On August 28, 2003, Appalachian Capital Trust I (“the Trust”), a Delaware statutory trust established by us, received $6,000,000 principal amount of the Trust’s floating rate cumulative trust preferred securities in a trust preferred private placement. The proceeds of that transaction were used by the Trust to purchase an equal amount of our floating rate-subordinated debentures. We have fully and unconditionally guaranteed all obligations of the Trust on a subordinated basis with respect to the trust preferred securities. We account for the trust preferred securities as a minority interest of $186,000 and as a long-term debt liability in the amount of $6.2 million. Subject to certain limitations, the trust preferred securities qualify as Tier 1 capital and are presented in the consolidated financial statements included elsewhere in this prospectus as “subordinated long-term capital notes”.

The sole assets of the Trust are the subordinated debentures issued by us. Both the trust preferred securities and the subordinated debentures have approximately 30-year lives. However, both we and the Trust have options to call our respective securities after five years, subject to regulatory capital requirements.

The following table sets forth the expected debt service for the next five years based on interest rates and repayment provisions as of December 31, 2004.

	2005	2006	2007	2008	2009
	(Dollars in thousands)
Interest on indebtedness	$1,300	$1,096	$991	$858	$792
Repayment of principal	6,200	2,700	2,700	5,350	5,000
	$7,500	$3,796	$3,691	$6,208	$5,792

Capital Resources

Total shareholders’ equity was $36.1 million at December 31, 2004 and $31.1 million at December 31, 2003. The $5.0 million increase between 2003 and 2004 was due in part to net earnings of $4.0 million during 2004. We issued 33,546 shares of stock to our 401(k) Plan during 2004 for proceeds of $503,000. In addition, the effects of the stock-based compensation expense as well as the exercise of 72,340 options during 2004 increased equity by $502,000, including the tax benefit.

At June 30, 2005, our total shareholders’ equity was $38.5 million, an increase of $2.5 million since December 31, 2004. This increase was mainly attributable to net earnings of $2.2 million, proceeds of $495,000 from the issuance of 33,000 shares of stock to our 401(k) plan, the effects of the stock-based compensation expense and the exercise of stock options for proceeds of $319,000. There was a decrease of $576,000 in the unrealized gains on available for sale securities.

The Federal Deposit Insurance Corporation Improvement Act establishes risk-based capital guidelines that take into consideration risk factors, as defined by regulators, associated with various categories of assets, both on and off the balance sheet. Under the guidelines, capital strength is measured in two tiers, which are used in conjunction with risk-adjusted assets to determine the risk-based capital ratios. Our Tier 1 capital, which consists of common equity, paid-in capital, retained earnings and qualifying trust preferred securities (less intangible assets and treasury stock), amounted to $39.7 million at December 31, 2004. Tier 2 capital components include supplemental capital components such as qualifying allowance for loan losses and trust preferred securities not qualified for Tier 1 capital. Tier 1 capital, plus the Tier 2 capital components, are referred to as Total Capital and was $44.1 million at year-end 2004. The percentage ratios as calculated under regulatory guidelines were 10.3% and 11.5% for Tier 1 and Total Capital, respectively, at year-end 2004. Our Tier 1 Capital and Total Capital exceeded the minimum ratios of 4.0% and 8.0%, respectively.

Our Tier 1 capital amounted to $42.8 million at June 30, 2005. Total Capital was $47.7 million at June 30, 2005. Our percentage ratios as calculated under regulatory guidelines for risk-weighted assets were 10.1% and 11.3% for Tier 1 Capital and Total Capital, respectively, at June 30, 2005, exceeding the minimum ratios of 4.0% and 8.0%, respectively.

Another important indicator of capital adequacy in the banking industry is the leverage ratio. The leverage ratio is defined as the ratio which shareholders’ equity, minus intangibles, bears to total assets minus intangibles. At December 31, 2004, our leverage ratio was 8.5%, exceeding the regulatory minimum requirement of 4.0%. At June 30, 2005, the Tier 1 leverage ratio was 8.6%.

The table below illustrates our regulatory capital ratios under federal guidelines at June 30, 2005 and December 31, 2004, 2003 and 2002:

			Years ended December 31,
	Statutory Minimum	Six Months Ended June 30, 2005	2004	2003	2002
	(Dollars in thousands)
Tier 1 Capital		$42,752	$39,713	$34,681	$23,089

Tier 2 Capital		4,936	4,349	3,610	3,238

Total Qualifying Capital		$47,688	$44,062	$38,291	$26,327

Risk Adjusted Total Assets (including off-balance-sheet exposures)		$423,291	$384,847	$331,638	$306,405

Tier 1 Risk-Based Capital Ratio	4.0%	10.10%	10.32%	10.46%	7.54%

Total Risk-Based Capital Ratio	8.0	11.27	11.45	11.55	8.59

Leverage Ratio	4.0	8.60	8.53	8.58	6.07

Return on Equity and Assets

The following table summarizes certain of our financial ratios for the six months ended June 30, 2005 and the years ended December 31, 2004, 2003 and 2002.

		At December 31,
	At June 30, 2005	2004	2003	2002
Return on average assets	0.91%	0.91%	0.78%	0.75%
Return on average equity	12.06	12.23	10.85	11.88
Dividend payout ratio	—	—	—	—
Average equity to average assets ratio	7.55	7.42	7.23	6.34

Interest Rate Sensitivity Management

Interest rate sensitivity is a function of the repricing characteristics of our portfolios of assets and liabilities. These repricing characteristics are the time frames within which the interest-bearing assets and liabilities are subject to changes in interest rates, either at replacement or maturity during the life of the instruments. Sensitivity is measured as the difference between the volume of assets and liabilities in our current portfolio that is subject to repricing in future time periods. The differences are known as interest rate sensitivity gaps and are usually calculated separately for segments of time, ranging from zero to 30 days, 31 to 90 days, 91 days to one year, one to five years, over five years and on a cumulative basis.

The following table indicates that, in a rising interest rate environment, our earnings may be adversely affected in the 0-365 day periods where liabilities will reprice faster than assets, if rates move simultaneously. As seen in the follow ing table, for the first 30 days of repricing opportunity, there is an excess of earning assets over interest-bearing liabilities of approximately $70.7 million. For the first 365 days, interest-bearing liabilities exceed earning assets by approximately $21.7 million. During this one-year time frame, 80.4% of all interest-bearing liabilities will reprice compared to 68.1% of all interest-earning assets. Changes in the mix of earning assets or supporting liabilities can either increase or decrease the net interest margin without affecting interest rate sensitivity. In addition, the interest rate spread between an asset and its supporting liability can vary significantly while the timing of repricing for both the asset and the liability remain the same, thus impacting net interest income. It should be noted, therefore, that a matched interest-sensitive position by itself would not ensure maximum net interest income.

The following table sets forth information regarding our rate sensitivity as of December 31, 2004 for each of the intervals indicated.

	Within thirty days	After thirty but within ninety days	After ninety days but within one year	After one but within five years	After five years	Total
	(Dollars in thousands)
Interest-earning assets(1)
Loans	$142,467	$30,938	$92,802	$104,753	$4,868	$375,828
Securities:
Taxable	11,194	2,628	17,760	10,968	7,828	50,378
Tax-exempt	273	306	588	7,805	5,305	14,277
Time deposits in other banks	403	—	—	—	—	403
Federal funds sold	2,156	—	—	—	—	2,156
Total earning assets	156,493	33,872	111,150	123,526	18,001	443,042
Interest-bearing liabilities(2)
Demand deposits(3)	26,932	26,932	26,932	—	—	80,796
Savings deposits(3)	22,259	22,259	22,260	—	—	66,778
Time deposits	20,999	31,783	101,222	47,024	—	201,028
Other short-term borrowings	15,470	—	—	—	—	15,470
Long-term debt	100	450	5,650	15,750	16,186	38,136
Total interest-bearing liabilities	85,760	81,424	156,064	62,774	16,186	402,208
Interest sensitivity gap	$70,733	$(47,552)	$(44,914)	$60,752	$1,815	$40,834
Cumulative interest sensitivity gap	$70,733	$23,181	$(21,733)	$39,019	$40,834
Ratio of interest-earning assets to interest-bearing liabilities	1.82	0.42	0.71	1.97	1.11
Cumulative ratio	1.82	1.14	0.93	1.10	1.10
Ratio of cumulative gap to total interest-earning assets	0.16	0.05	(0.05)	0.09	0.09

(1)	Excludes nonaccrual loans and securities.

(2)	Excludes matured certificates which have not been redeemed by the customer and on which no interest is accruing.

(3)	Demand and savings deposits are assumed to be subject to movement into other deposit instruments in equal amounts during the 0–30 day period, the 31–90 day period, and the 91–365 day period.

The following table sets forth information regarding our rate sensitivity as of June 30, 2005 for each of the intervals indicated.

	Within thirty days	After thirty but within ninety days	After ninety days but within one year	After one but within five years	After five years	Total
	(Dollars in thousands)
Interest-earning assets(1)
Loans	$90,482	$112,502	$88,203	111,806	$4,850	$407,843
Securities:
Taxable	4,316	—	—	29,855	15,305	49,476
Tax-exempt	—	—	105	337	14,089	14,531
Time deposits in other banks	4,225	—	—	—	—	4,225
Federal funds sold	767	—	—	—	—	767
Total earning assets	99,790	112,502	88,308	141,998	34,244	476,842
Interest-bearing liabilities(2)
Demand deposits(3)	23,535	23,535	23,535	—	—	70,605
Savings deposits(3)	27,349	27,349	27,349	—	—	82,047
Time deposits	26,061	42,245	112,113	44,469	—	224,888
Other short-term borrowings	14,273	—	—	—	—	14,273
Long-term debt	100	650	2,950	17,250	10,000	30,950
Total interest-bearing liabilities	91,318	93,779	165,947	61,719	10,000	422,763
Interest sensitivity gap	$8,472	$18,723	$(77,639)	$80,279	$24,244	$54,079
Cumulative interest sensitivity gap	$8,472	$27,195	$(50,444)	$29,835	$54,079
Ratio of interest-earning assets to interest-bearing liabilities	1.09	1.20	0.53	2.30	3.42
Cumulative ratio	1.09	1.15	0.86	1.07	1.13
Ratio of cumulative gap to total interest-earning assets	0.02	0.06	(0.11)	0.06	0.11

(1)	Excludes nonaccrual loans and securities.

(2)	Excludes matured certificates which have not been redeemed by the customer and on which no interest is accruing.

(3)	Demand and savings deposits are assumed to be subject to movement into other deposit instruments in equal amounts during the 0–30 day period, the 31–90 day period, and the 91–365 day period.

Management continually evaluates the condition of the economy, the pattern of market interest rates and other economic data to determine the types of investments that should be made and at what maturities. Using this analysis, management from time to time assumes calculated interest rate sensitivity gap positions to maximize net interest income based upon anticipated movements in the general level of interest rates.

We also use simulation analysis to monitor and manage our interest rate sensitivity. Simulation analysis is the primary method of estimating earnings at risk and capital at risk under varying interest rate conditions. Simulation analysis is used to test the sensitivity of our net interest income and shareholders’ equity to both the level of interest rates and the slope of the yield curve. Simulation analysis accounts for the expected timing and magnitude of assets and liability cash flows, as well as the expected timing and magnitude of deposits that do not reprice on a contractual basis. In addition, simulation analysis includes adjustments for the lag between movements in market interest rates on loans and interest-bearing deposits. These adjustments are made to reflect more accurately possible future cash flows, repricing behavior and ultimately net interest income.

The estimated impact on our net interest income before provision for loan loss sensitivity over a one-year time horizon is shown below. Such analysis assumes a sustained parallel shift in interest rates and our estimate of how interest-bearing transaction accounts will reprice in each scenario. Actual results will differ from simulated results due to timing, magnitude and frequency of interest rate changes and changes in market conditions and management’s strategies, among other factors.

	Percentage Increase (Decrease) in Interest Income/Expense Given Interest Rate Shifts
	Down 200 Basis Points	Up 200 Basis Points
For the Twelve Months After December 31, 2004

Projected change in:
Interest income	(20.34)%	17.91%
Interest expense	(35.26)	38.43
Net interest income	(10.54)	4.43

	Percentage Increase (Decrease) in Interest Income/Expense Given Interest Rate Shifts
	Down 200 Basis Points	Up 200 Basis Points
For the Twelve Months After June 30, 2005

Projected change in:
Interest income	(17.76)%	15.71%
Interest expense	(34.37)	33.71
Net interest income	(3.05)	0.24

Market Risk

Market risk is the risk arising from adverse changes in the fair value of financial instruments due to a change in interest rates, exchange rates and equity prices. Our primary market risk is interest rate risk.

The primary objective of asset/liability management is to manage interest rate risk and achieve reasonable stability in net interest income throughout interest rate cycles. This is achieved by maintaining the proper balance of rate sensitive earning assets and rate sensitive liabilities. The relationship of rate sensitive earning assets to rate sensitive liabilities is the principal factor in projecting the effect that fluctuating interest rates will have on future net interest income. Rate sensitive earning assets and interest-bearing liabilities are those that can be repriced to current market rates within a relatively short time period. Management monitors the rate sensitivity of earning assets and interest-bearing liabilities over the entire life of these instruments, but places particular emphasis on the first year and through three years.

We have not experienced a high level of volatility in net interest income primarily because of the relatively large base of core deposits that do not reprice on a contractual basis. These deposit products include regular savings, interest-bearing transaction accounts and money market savings accounts. Balances for these accounts are reported based on historical repricing. However, the rates paid are typically not directly related to market interest rates, since management has some discretion in adjusting these rates as market rates change.

Off-Balance Sheet Arrangements

In the normal course of business, we offer a variety of financial products to our customers to aid them in meeting their requirements for liquidity, credit enhancement and interest rate protection. Generally accepted accounting principles recognize these transactions as contingent liabilities and, accordingly, they are not reflected in the Consolidated Financial Statements. Commitments to extend credit, credit card arrangements, commercial letters of credit and standby letters of credit all include exposure to some credit loss in the event of nonperformance of the customer. We use the same credit policies and underwriting procedures for making off-balance sheet credit commitments and financial guarantees as it does for on-balance sheet extensions of credit. Because these instruments have fixed maturity dates, and because many of them expire without being drawn upon, they do not generally present any significant liquidity risk to us. Management conducts regular reviews of these instruments on an individual customer basis, and the results are considered in assessing the adequacy of our allowance for loan losses. Management does not anticipate any material losses as a result of these commitments. The following is a discussion of these commitments:

Standby Letters of Credit.  These agreements are used by our customers as a means of improving their credit standings in their dealings with others. Under these agreements, we agree to honor certain financial commitments in the event that its customers are unable to do so. The amount of credit risk involved in issuing letters of credit in the event of nonperformance by the other party is the contract amount. As of December 31, 2004 and 2003, we had issued standby letters of credit of approximately $1.4 million and $1.1 million, respectively. As of June 30, 2005, we had issued standby letters of credit of approximately $2.7 million. We record a liability for the estimated fair value of standby letters of credit based on the fees charged.

Loan Commitments.  As of December 31, 2004 and 2003, the bank had commitments outstanding to extend credit totaling approximately $59.0 million and $43.4 million, respectively. As of June 30, 2005, the bank had commitments outstanding to extend credit totaling approximately $68.1 million. These commitments generally require the customers to maintain certain credit standards.

Contractual Obligations

We have various contractual obligations that we must fund as part of our normal operations. The following table shows aggregate information about our contractual obligations, including interest, and the periods in which payments are due. The amounts and time periods are measured from December 31, 2004. As of June 30, 2005, there have been no material changes to the contractual obligations measured from December 31, 2004.

	Payments due by period (in thousands)
	Total	Less than One year	One to three years	Three to five years	More than five years
Long-Term Debt	$44,461	$7,500	$7,487	$12,000	$17,474
Capital Lease Obligations	—	—	—	—	—
Operating Lease Obligations	1,010	48	72	71	819
Time Deposits	206,652	156,027	43,863	6,762	—
Other Long-Term Liabilities	—	—	—	—	—
Total	$252,123	$163,575	$51,422	$18,833	$18,293

On November 10, 2004, our wholly owned subsidiary, Appalachian Community Bank, entered into an agreement for construction of a new operations building in Ellijay, Georgia. The total cost of the construction of the building is expected to be approximately $4.2 million. The building is expected to be completed in December 2005.

Impact of Inflation

The effect of relative purchasing power over time due to inflation has not been taken into account in our consolidated financial statements. Rather, our financial statements have been prepared on an historical cost basis in accordance with generally accepted accounting principles.

Unlike most industrial companies, our assets and liabilities are primarily monetary in nature. Therefore, the effect of changes in interest rates will have a more significant impact on our performance than will the effect of changing prices and inflation in general. In addition, interest rates may generally increase as the rate of inflation increases, although not necessarily in the same magnitude. As discussed previously, we seek to manage the relationships between interest sensitive assets and liabilities in order to protect against wide rate fluctuations, including those resulting from inflation.

Recently Issued Accounting Standards

In December 2003, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position (“SOP”) 03-3, Accounting for Certain Loans or Debt Securities Acquired in a Transfer, which addresses the accounting for differences between contractual cash flows and expected cash flows for loans acquired in a transfer when those differences are attributable at least in part to a decline in credit quality. The scope of SOP 03-3 includes loans where there is evidence of deterioration in credit quality since origination, and includes loans acquired individually, in pools or as part of a business combination. Under SOP 03-3, the difference between expected cash flows and the purchase price is accreted as an adjustment to yield over the life. We do not expect the application of SOP 03-03 to have a material impact on our consolidated financial position or results of operations.

In March 2004, the Emerging Issues Task Force (“EITF”) reached a consensus on the remaining portions of EITF 03-01, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments, effective for the first fiscal year or interim period beginning after June 15, 2004. EITF 03-01 provides guidance for determining when an investment is considered impaired, whether impairment is other-than-temporary, and measurement of an impairment loss. An investment is considered impaired if the fair value of the investment is less than its cost. Generally, an impairment is considered other-than-temporary unless: (1) the investor has the ability and intent to hold an investment for a reasonable period of time sufficient for an anticipated recovery of fair value up to (or beyond) the cost of the investment, and (2) evidence indicating that the cost of the investment is recoverable within a reasonable period of time outweighs evidence to the contrary. If impairment is determined to be other-than-temporary, then an impairment loss should be recognized equal to the difference between the investment’s cost and its fair value. Certain disclosure requirements of EITF 03-01 were adopted in 2003 and we began presenting the new disclosure requirements in our consolidated financial statements for the year ended December 31, 2003. The recognition and measurement provisions were initially effective for other-than-temporary impairment evaluations in reporting periods beginning after June 15, 2004. However in September 2004, the effective date of these provisions was delayed until the finalization of a FASB Staff Position to provide additional implementation guidance. Due to the recognition and measurement provisions being suspended and the final rule delayed, we are not able to determine whether the adoption of these new provisions will have a material impact on our consolidated financial position or results of operations.

In March 2004, the Securities and Exchange Commission issued Staff Accounting Bulletin (“SAB”) No. 105, Application of Accounting Principles to Loan Commitments. SAB 105 requires that the fair value measurement of mortgage loan commitments, which are derivatives, exclude any expected future cash flows related to the customer relationship or servicing rights. The guidance in SAB 105 must be applied to mortgage loan commitments entered into after March 31, 2004. The impact on the company is not material given the declines in mortgage banking volume, but could be in the future. The impact is primarily the timing of when gains should be recognized in the consolidated financial statements.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), entitled Share-Based Payment (“SFAS No. 123 ( R ) ”) that will require compensation costs related to share-based payment transactions to be recognized in the financial statements. SFAS No. 123(R) eliminates the alternative to use Accounting Principles Board (“APB”) Opinion No. 25 Accounting for Stock Issued to Employees intrinsic value method of accounting that was provided in Statement 123 as originally issued. Under APB Opinion No. 25, issuing stock options to employees generally resulted in recognition of no compensation cost. SFAS No. 123(R) requires entities to recognize the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value of those awards (with limited exceptions). Recognition of that compensation cost helps users of financial statements to better understand the economic transactions affecting an entity and to make better resource allocation decisions. Effective January 1, 2003, the Company adopted the fair value recognition provisions of SFAS No. 123, Accounting for Stock-Based Compensation, as provided by SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure. SFAS No. 148 allows for a prospective method of adoption of SFAS No. 123, whereby the Company can prospectively account for the current expense of options granted during 2003 and thereafter. On April 21, 2005 , the SEC amended Rule 4-01(a) of Regulation S-X regarding the compliance date for SFAS No. 123(R) so the effective date is delayed to January 1, 2006. The Company is currently evaluating the provisions of SFAS No. 123 ( R ) and will adopt it on January 1, 2006.

MANAGEMENT

Directors

The following table sets forth certain information about our directors as of the date of this prospectus. Each director is also a director of Appalachian Community Bank.

Name	Age	Year First Elected or Appointed	Year Term Expires	Position(s)
Alan S. Dover	4 8	1996	2007	Director
Charles A. Edmondson	57	1996	2007	Director
Roger E. Futch	59	1996	2007	Director
Joseph C. Hensley	48	1996	2008	Director
Frank E. Jones	52	1996	2008	Director
J. Ronald Knight	63	1996	2008	Chairman of the Board
Tracy R. Newton	49	1996	2006	Chief Executive Officer and Director
Kenneth D. Warren	54	1996	2006	Director

Alan S. Dover has been the chief executive officer and owner of A.S. Dover Construction, Inc., a paving and excavating business, since 1980. Mr. Dover is also the owner of A.S. Dover Properties, Inc., a commercial real estate development firm, and A.S. Dover Development, Inc., a residential real estate development firm.

Charles A. Edmondson is our vice-chairman. Mr. Edmondson has been employed by State Farm Insurance since 1978. He currently is an agent in Blue Ridge and was previously an agent in Ellijay, where he also served as agency manager from 1983 to 1995.

Roger E. Futch has been employed by the Ellijay Telephone Company since 1968. He currently serves as chief operations officer and executive vice president of Ellijay Telephone Company and Community Cable Television Company, Inc. He is also president and chief operations officer of ETC Communications, LLC. Prior to joining Ellijay Telephone Company, Mr. Futch worked at AT&T for three years and served in the United States Navy. During his tenure at Ellijay Telephone, Mr. Futch has served on various committees for the Georgia Telephone Association, currently serving as Second Vice President. He is Past Chairman, President and Treasurer of the Management Committee of the Georgia PCS Management, LLC. Mr. Futch is also on the finance committee of USCarrier Telecom, LLC. He is a past director of the Ellijay Chamber of Commerce and an active member of Ebenezer Baptist Church. He also owns R & A Apple Orchard.

Joseph C. Hensley has been vice president of A.S. Dover Construction, Inc., A.S. Dover Development, Inc., and A.S. Dover Properties, Inc. since 2002. Mr. Hensley is a certified public accountant.

Frank E. Jones is the minister of the Ellijay Church of Christ, where he has served for 24 years. Mr. Jones also serves as cha irman on the Workforce Investment Act (“WIA”) Board for the Coosa Valley Regional Development Center and on the State of Georgia Youth Strategies Committee for WIA. He also serves on the board of directors for the S tate of Georgia Family Connection Collaborative.

J. Ronald Knight is the chairman of the board for both the company and bank. Mr. Knight has been the president and part owner of Twin City Motors, Inc., an automobile dealership in Ellijay, since 1985.

Tracy R. Newton is the chief executive officer and a director of both our company and bank. Mr. Newton has held these positions since the bank and holding company were formed in 1994 and 1996, respectively. Prior to formation of the bank, he served as executive vice president of the Bank of Ellijay where he was responsible for the development and implementation of bank policy and lending.

Kenneth D. Warren has been the president and owner of Warren’s Auto Sales, Inc., an automobile dealership in Ellijay, since 1980.

Directors Classes

Our directors are divided into three classes of approximately equal size and serve for terms of three years. The terms of the Class I directors will expire at the 2007 annual shareholders meeting, the terms of the Class II directors will expire at the 2008 annual shareholders meeting and the terms of the Class III directors will expire at the 2006 annual shareholders meeting.

Committees of the Board of Directors

Our board of directors has two standing committees, the compensation committee and the audit committee.

Compensation Committee.  The compensation committee consists of Roger E. Futch, Kenneth D. Warren and J. Ronald Knight, who serves as chairman. The compensation committee has the authority of the board of directors to approve the hiring and termination of members of senior management. In addition, the compensation committee administers the company’s bonus and incentive plans and makes recommendations to the full board of directors with respect to any changes to such plans. The compensation committee also serves, with the authority of the full board of directors, to review the executive compensation of the company’s chief executive officer, to review director compensation, to approve executive officer compensation packages proposed by the company’s chief executive officer, to review summaries of all employee compensation as proposed by the company’s chief executive officer, and to approve the personnel policies of the company.

Audit Committee.  Frank E. Jones, J. Ronald Knight and Joseph C. Hensley serve on the audit committee, with Joseph C. Hensley serving as chairman. The audit committee oversees and reviews the internal and independent audit functions and procedures of the company and reports its findings and recommendations to the board of directors. The audit committee reviews and pre-approves all audit and non-audit services performed by the company’s auditing accountants, or other accounting firms, other than as may be specifically allowed by applicable law. None of the members of the audit committee are employed by the company or the bank. The board of directors has determined that all members of the audit committee are “independent” as that term is defined in Rule 4350(d) of the National Association of Securities Dealers’ listing standards. The company’s board of directors has determined that Joseph C. Hensley is an “audit committee financial expert” as that term is defined in the regulations promulgated under the Exchange Act.

Director Compensation

The same individuals who serve as directors of the company also served as directors of the bank. Each director receives $1,000 per month as a retainer to serve as director of the company, and $500 per month as a retainer to serve as director of the bank. In addition, each director receives a monetary bonus tied to our performance, as well as $100 for each regular committee meeting attended. The company also reimburses directors for travel and expenses incurred in connection with their service on the boards of directors of each of the company and the bank.

No Family Relationships Among Directors and Executive Officers

There are no family relationships between any director or executive officer of the company or the bank and any other director or executive officer of the company or the bank.

Executive Officers

The following table sets forth certain information about our executive officers as of the date of this prospectus.

Name	Age	Year First Appointed	Position(s)
Darren M. Cantlay	34	2003	Executive Vice President and Chief Financial Officer
Virginia C. Cochran	50	2001	Executive Vice President
Alan R. May	43	2003	Executive Vice President
Joseph T. Moss Jr.	5 0	2005	President and Chief Operating Officer
Tracy R. Newton(1)	49	1996	Chief Executive Officer and Director

(1)	Mr. Newton is also a director; information regarding his experience is set forth in the prior section.

Darren M. Cantlay is an executive vice president and the chief financial officer of both our holding company and our bank. Prior to joining us in January 2003, Mr. Cantlay served as controller at both Main Street Banks, Covington, Georgia, and at ABC Bancorp, Moultrie, Georgia.

Virginia C. Cochran is an executive vice president of both our holding company and our bank. Ms. Cochran has served as an officer of our bank since it opened in 1995. She is the head lender for our two branches in Gilmer County and also oversees lending at our other branches. Prior to joining the bank, she served in various positions at the Bank of Ellijay for over 13 years.

Alan R. May is an executive vice president of our holding company and our bank. Mr. May also leads our Sales Ambassador Team across our market area, is primarily responsible for marketing the bank, managing public relations and directing our community involvement. Prior to joining us in June 1998, Mr. May spent 11 years serving in various capacities, including executive vice president at Cooke & Andrews Investments, a real estate development and investment company.

Joseph T. Moss Jr. is the president and chief operating officer of both our holding company and bank. Prior to joining us in July 2005, he was a director of Ceto and Associates, a national consulting firm that provides revenue-enhancement solutions for financial institutions. Mr. Moss has also been a senior manager at KPMG Peat Marwick and chief operating officer of a Caribank, a $500 million-asset community bank in Florida that was acquired by Citicorp.

Equity Compensation Plan Information

The following table provides information as of December 31, 2004 regarding our three equity compensation plans: the 1997 Employee Stock Incentive Plan, the 1997 Directors’ Non-Qualified Stock Option Plan and the 2003 Stock Option Plan, each of which has been approved by our shareholders.

Plan category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	360,300	$6.07	228,900
Equity compensation plans not approved by security holders	—	—	—
Total	360,300	$6.07	228,900

Stock Option Plans

1997 Employee Stock Incentive Plan.  On January 28, 1997, our board of directors approved and adopted the 1997 Employee Stock Incentive Plan (the “1997 Plan”), which was subsequently approved by our shareholders at their annual meeting held April 17, 1997. The 1997 Plan provides for the grant of options to purchase up to an aggregate of 440,000 shares of our common stock (as adjusted to reflect a 2 for 1 stock split on May 18, 1998, a 2 for 1 split on May 16, 2000, and a 10% stock dividend on July 1, 2003). Under the terms of the 1997 Plan, the board of directors or a committee designated thereby may grant options to purchase shares of common stock to our employees, officers, independent contractors and consultants, and to those of our affiliates. The right to grant additional options under the 1997 Plan will expire on April 17, 2007. At June 30, 2005, options to purchase 177,882 shares of common stock were outstanding under the 1997 Plan.

1997 Directors’ Non-Qualified Stock Incentive Plan.  On January 28, 1997, our board of directors approved and adopted the 1997 Directors’ Non-Qualified Stock Option Plan (the “NQ Plan”), which was subsequently approved by our shareholders at their annual meeting held April 17, 1997. The NQ Plan provides for the grant of options to purchase up to an aggregate of 440,000 shares of our common stock (as adjusted to reflect a 2 for 1 stock split on May 18, 1998, a 2 for 1 split on May 16, 2000, and a 10% stock dividend on July 1, 2003). Under the terms of the NQ Plan, the board of directors or a committee designated thereby may grant options to purchase shares of common stock to our non-employee directors. The right to grant additional options under the NQ Plan will expire on April 17, 2007. At June 30, 2005, options to purchase 96,690 shares of common stock were outstanding under the NQ Plan.

2003 Stock Option Plan.  On April 1, 2003, our board of directors approved and adopted the Appalachian Bancshares, Inc. 2003 Stock Option Plan (the “2003 Plan”), which was subsequently approved by our shareholders at their annual meeting held May 27, 2003. The 2003 Plan provides for the grant of stock appreciation rights and options to purchase up to an aggregate of 165,000 shares of our common stock (as adjusted to reflect a 10% stock dividend on July 1, 2003). Under the terms of the 2003 Plan, the board of directors or a committee designated thereby may grant stock appreciation rights and/or options to purchase shares of common stock to our employees and non-employee directors and our affiliates. The right to grant additional stock appreciation rights and/or options under the 2003 Plan will expire on May 27, 2013. At June 30, 2005, no options to purchase shares of common stock were outstanding under the 2003 Plan.

Compensation of Executive Officers and Directors

The following table sets forth information with respect to all compensation, including bonuses, stock option awards and other payments, paid or accrued for each of the last three fiscal years for each of our executive officers who earned over $100,000 for the year ended 2004 (collectively, the “named executive officers”).

Summary Compensation Table

		Annual Compensation(1)				Long-Term Compensation Awards
Name and Principal Position	Fiscal Year	Salary(2)	Bonus	Other Annual Compensation		Securities Underlying Options (#)(3)	All Other Compensation
Tracy R. Newton	2004	$200,354	$76,032	$18,000	(4)	—	$34,380	(5)
President and Chief Executive	2003	153,461	65,000	18,000	(4)	—	38,904	(5)
Officer of the Company and	2002	153,462	58,588	18,000	(4)	—	35,796	(5)
the Bank

Alan R. May	2004	112,028	40,461	12,000	(6)	—	27,301	(7)
Executive Vice President of	2003	107,445	33,800	12,000	(6)	—	29,498	(7)
the Company and President	2002	107,423	28,882	6,900	(6)	11,000	27,806	(7)
of Gilmer County Bank

Virginia C. Cochran	2004	103,513	18,729	—		—	24,340	(8)
Executive Vice President of the	2003	97,215	18,000	—		—	28,272	(8)
Company and the Bank, Chief	2002	89,841	11,553	—		—	24,634	(8)
Credit Officer of the Company
and Chief Lending Officer of
the Bank

Darren M. Cantlay(9)	2004	111,992	40,505	—		—	25,786	(10)
Chief Financial Officer of	2003	100,625	42,500			10,500	13,235	(10)

the Company and the Bank

(1)	Information regarding certain perquisites and other personal benefits has been omitted because the aggregate values of such items do not meet the minimum amount required for disclosure under the rules and regulations of the SEC.

(2)	Includes deferred contributions made at the individual’s election pursuant to the Company’s 401(k) Plan.

(3)	Amounts of securities underlying options have been adjusted to reflect a 10% stock dividend in July 2003.

(4)	Directors’ fees paid for service on the boards of directors of the company and the bank.

(5)	Includes (i) contributions by the bank of $16,965 in 2002, $16,091 in 2003, and 13,371 in 2004 under the 401(k) Plan; (ii) matching contributions by the bank of $4,416 in 2002, $4,125 in 2003 and $5,500 in 2004, pursuant to the 401(k) Plan; and (iii) health and life insurance premiums paid by the bank of $14,415 in 2002, $18,356 in 2003 and $15,509 in 2004.

(6)	Includes (i) board recording secretary’s fees of $5,400 paid in 2002, $6,000 paid in 2003 and $6,000 paid in 2004; and (ii) $1,500 paid in 2002, $6,000 paid in 2003 and $6,000 paid in 2004 for services on the community advisory board of the bank.

(7)	Includes (i) contributions by the bank of $10,905 in 2002, $11,364 in 2003 and $9,946 in 2004 under the 401(k) Plan; (ii) matching contributions by the bank of $3,841 in 2002, $3,150 in 2003, and $3,062 in 2004, pursuant to the 401(k) Plan; and (iii) health and life insurance premiums paid by the bank in the amount of $13,060 in 2002, $14,646 in 2003 and $14,293 in 2004.

(8)	Includes (i) contributions by the bank of $8,111 in 2002, $9,270 in 2003 and $7,973 in 2004 under the 401(k) Plan; (ii) matching contributions by the bank of $3,042 in 2002, $2,853 in 2003 and $3,105 in 2004, pursuant to the 401(k) Plan; and (iii) health and life insurance premiums paid by the bank of $13,481 in 2002, $15,981 in 2003 and $13,262 in 2004.

(9)	Mr. Cantlay joined the bank on January 16, 2003.

(10)	Includes (i) contributions by the bank of $9,376 in 2004 under the 401(k) Plan; (ii) matching contributions by the bank of $3,097 in 2004; and (iii) health and life insurance premiums paid by the bank of $11,035 in 2003 and $13,313 in 2004.

Stock Option Grants and Related Information

There were no options granted to our named executive officers in 2004.

The following table sets forth information with respect to our named executive officers concerning options exercised in 2004 and unexercised options held as of the end of 2004.

Aggregated Option Exercises in Last Fiscal Year
and Fiscal Year-End Option Values

			Number of Securities Underlying Unexercised Options at Fiscal Year-End (#)(1)		Value of Unexercised In-the-Money Options at Fiscal Year-End ($)(2)
Name	Shares Acquired on Exercise (#)	Value Realized ($)(3)	Exercisable	Unexercisable	Exercisable	Unexercisable
Tracy R. Newton	27,700	$314,773	60,850	—	$752,327	$—
Alan R. May	1,900	20,036	13,500	4,400	94,364	14,400
Virginia C. Cochran	—	N/A	17,600	4,400	137,600	14,400
Darren M. Cantlay	—	N/A	2,100	8,400	4,600	18,400

(1)	The options vest and become exercisable in five equal annual installments beginning on the first anniversary of the date of grant. Upon the occurrence of certain events resulting in a change of control of the company or certain major corporate transactions, the options become fully vested and exercisable, subject to certain exceptions and limitations. See “— Employment Agreements, Termination of Employment and Change-in-Control Arrangements.”

(2)	Dollar values calculated by determining the difference between the estimated fair market value of the company’s common stock on December 31, 2004 ($16.00) and the exercise price of such options.

(3)	Value calculated by determining the difference between the estimated fair market value of the company’s common stock on the date of exercise and the exercise price of such options.

Compensation Committee Interlocks and Insider Participation

During the fiscal year ended December 31, 2004, the following individuals served as members of the compensation committee of the board of directors: Roger E. Futch, J. Ronald Knight and Kenneth D. Warren. None of the members of the compensation committee has served as an officer or an employee of either the company or the bank.

Employment Agreements, Termination of Employment and Change-in-Control Arrangements

Employment Agreements.  No employment agreements exist between or among, the company, the bank, and any employee or director of either the company or the bank. However, we are currently in the process of negotiating employment agreements with Mr. Newton, Mr. Moss and Mr. Cantlay.

2004 Change-in-Control Agreements.  The company and the bank have entered into change-in-control agreements with each of the executive officers. Pursuant to the terms of the executive officer agreement, if, during the three-year period following a change in control (as defined in the agreement), the executive’s employment is terminated w ithout c ause, or the executive terminates his or her employment for g ood r eason (both as defined in the agreement), the executive will be paid a lump-sum amount equal to the sum of the following: (i) the higher of (x) two times executive’s annual base salary, or (y) two times executive’s annual base salary for the three years immediately prior to his or her termination (except for Mr. Newton, in which case the base salary multiple shall be two and ninety-nine hundreds); (ii) any previously awarded but unpaid bonus amount for a completed fiscal year prior to the termination; and (iii) a prorated annual bonus amount for the fiscal year in which the termination occurs. In addition, at the election of the executive, the company and the bank shall repurchase all options for shares in the company and the bank held by the executive, payable in a lump-sum amount.

2004 Salary Continuation Agreements.  The company and the bank have entered into salary continuation agreements with the executive officers and directors. The executive officer agreement provides for the payment of certain benefits upon retirement (age 62 or older) or early retirement (prior to attaining age of 62), upon death or disability prior to retirement, or in the event employment is terminated prior to retirement. If the employment of the executive officer is terminated prior to retirement, other than by reason of death, disability or early retirement, then the entitlement of the executive officer to the benefits specified in his or her agreement will depend on whether the officer is terminated (i) on account of a change in control (as defined in the agreement) of the company or the bank, in which case the designated benefit will be 100% vested, or (ii) with cause (as defined in the agreement), in which case all rights and benefits will be forfeited. In the event of pre-retirement death, or death during payment of any benefit under the agreement, the designated benefits shall be paid to the executive’s beneficiary.

The salary continuation agreement for directors provides for the payment of certain benefits upon retirement (age 70) from the board of directors of the bank, upon death prior to retirement, or in the event service is terminated prior to retirement upon a change in control (as defined in the agreement), which benefits will continue for a period of ten years. The agreement also provides for the payment of certain benefits if the director is terminated prior to retirement, other than by reason of death, disability, or a change in control, provided, however, that no benefit shall be paid if the director’s service is terminated for cause (as defined in the agreement). The director shall also have the right to designate a beneficiary to receive any benefits payable under the agreement.

PRINCIPAL SHAREHOLDERS

The following table sets forth certain information as of August 31 , 2005 regarding the beneficial ownership of our common stock by:

•	each shareholder known to us to be the beneficial owner of more than 5% of our outstanding shares of common stock,

•	each of our directors and named executive officers, and

•	all directors and executive officers as a group.

Unless otherwise stated, the business address for each beneficial owner below is 829 Industrial Boulevard, Ellijay, Georgia 30540.

	Amount and Nature of Beneficial Ownership
Name of Beneficial Owner	Number (1)		Percentage (2)
Appalachian Bancshares, Inc. Employees’ Savings and Profit Sharing Plan	332,205	(3)	8.56%
Darren M. Cantlay	7, 6 07		*
Virginia C. Cochran	27,435		*
Alan S. Dover	105,115		2.69
Charles A. Edmondson	119,900		3.09
Roger E. Futch	115,153	(4)	2.97
Joseph C. Hensley	106,921	(5)	2.76
Frank E. Jones	77,000	(6)	1.96
J. Ronald Knight	150,481	(7)	3.88
Alan R. May	21,646	(8)	*
Joseph T. Moss, Jr.	—		*
Tracy R. Newton	190,489	(9)	4.87
Kenneth D. Warren	158,060		4.05
All directors and executive officers as a group (12 persons)	1,079, 8 08		26.7 2

*	Less than 1%

(1)	The information contained in this table with respect to common stock ownership reflects “beneficial ownership” as determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, which includes shares for which an individual, directly or indirectly, has or shares voting or investment power or both and also includes shares of common stock that the individual has the right to acquire on or before October 30 , 2005 (60 days from August 31 , 2005), through the exercise of options granted under the 1997 Directors’ Non-Qualified Stock Option Plan, the 1997 Employee Stock Incentive Plan, or the 2003 Stock Option Plan. See “Stock Option Grants and Related Information.”

(2)	The percentages are based upon 3,880,824 shares outstanding, except for certain parties who hold presently exercisable options to purchase shares. The percentages for those parties who hold presently exercisable options are based upon the sum of 3,880,824 shares plus the number of shares subject to presently exercisable options held by them, as indicated as follows. The number of shares underlying options that may be exercised on or before October 30 , 2005 (60 days from August 31 , 2005) is as follows: (i) Mr. Cantlay — 4, 2 00 shares; (ii) Ms. Cochran — 19,800 shares; (iii) Mr. Dover — 27,000 shares; (iv) Mr. Edmondson — 0 shares; (v) Mr. Futch — 0 shares; (vi) Mr. Hensley — 0 shares; (vii) Mr. Jones — 38,720 shares; (viii) Mr. Knight — 0 shares; (ix) Mr. May — 15,700 shares; (x) Mr. Moss — 0 shares; (xi) Mr. Newton — 30,425 shares; (xii) Mr. Warren — 24,970 shares; and (xiii) all directors and executive officers as a group (thirteen persons) — 160, 8 15 shares.

(3)	The Appalachian Bancshares, Inc. Employees’ Savings and Profit Sharing Plan is a defined contribution 401(k) Employee Stock Ownership Plan established for the exclusive benefit of eligible employees of the company and its subsidiaries (the “401(k) Plan”). The company, as Trustee of the 401(k) Plan, has the sole power to vote, or direct the vote of, 332,205 shares of common stock held by the 401(k) Plan. Similarly, the company, as Trustee of the 401(k) Plan, has the sole power to dispose of, or direct the disposition of, 332,205 shares of common stock. Consequently, under the 401(k) Plan, the company’s board of directors has the sole power to vote and dispose of, or direct the vote and disposition of, the shares of common stock held by the 401(k) Plan. A majority vote of the board of directors, where a quorum is present, is required to exercise these powers. The address of the 401(k) Plan is Box G, 829 Industrial Boulevard, Ellijay, Georgia 30540.

(4)	Includes 880 shares held jointly by Mr. Futch and his son, 8,140 shares held by Mr. Futch’s spouse, as to which Mr. Futch disclaims beneficial ownership, and 9,858 shares held by Mr. Futch and his spouse as custodians for minor grandchildren, as to which Mr. Futch disclaims beneficial ownership.

(5)	Includes 58,521 shares held jointly by Mr. Hensley and his spouse.

(6)	Includes 8,800 shares held by Mr. Jones’ individual retirement account, as well as 1,210 shares held jointly by Mr. Jones and Robert F. Jones.

(7)	Includes 6,556 shares held by Mr. Knight’s spouse, as to which Mr. Knight disclaims beneficial ownership, and 2,200 shares held by Mr. Knight’s spouse as custodian for his minor daughter, as to which Mr. Knight disclaims beneficial ownership.

(8)	Includes 3,900 shares held jointly by Mr. May and his spouse, and 2,046 shares held by Mr. May’s individual retirement account.

(9)	Includes 24,939 shares held by Mr. Newton’s individual retirement account.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In May 2001, the bank entered into a lease agreement with Appalachian Investment Group (“AIG”) for the property on which the bank’s Blue Ridge Branch office is located (the “Lease Agreement”). AIG’s partners include Charles A. Edmondson and P. Joe Sisson, directors and/or honorary directors of both the company and the bank. The Lease Agreement was approved by a majority of the disinterested directors of the bank. The Lease Agreement had an initial term of two years and included a 24 month renewal term. The Lease Agreement was renewed for a 12 month period in May 2003. During the 12 month renewal term, the bank paid AIG annual rent in the sum of $33,000. The lease expired in May 2004. The bank continued to lease this property on a month-to-month basis for $2,750 per month until the land was sold to ETC Communications in March 2005.

During 2004, the bank purchased telecommunication, internet, cable and advertising services from Ellijay Telephone Company. Roger E. Futch, one of the directors of the company and the bank, serves as executive vice president and chief operations officer of Ellijay Telephone Company. Amounts paid to Ellijay Telephone Company in 2004 amounted to $196,000.

During 2004, the bank used A.S. Dover Construction, Inc. (“A.S. Dover”) as a construction contractor. A.S. Dover is owned by Alan S. Dover, one of the directors of the company and the bank, who is also the chief executive officer of A.S. Dover. Joseph C. Hensley, one of the directors of the company and the bank, serves as vice president of A.S. Dover. Amounts paid to A.S. Dover in 2004 amounted to $310,000. Also, in 2004, the bank committed to projects with this construction contractor for approximately $431,000, to be paid in 2005.

Certain of the directors and executive officers of the company, members of their families and companies, or firms with which they are associated, were customers of and had banking transactions with the bank in the ordinary course of business during fiscal year 2004, and such transactions are expected to continue in the future. All loans and loan commitments included in such transactions were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and, in the opinion of management, did not involve more than a normal risk of collectibility or present other unfavorable features. None of such loans outstanding to directors or officers of the company, members of their families or companies or firms with which they are associated was non-performing as of December 31, 2004. Total loans outstanding to all directors and executive officers of the company and the bank, or affiliates of such persons (including members of the immediate families of such persons or companies in which such persons had a 10% or more beneficial interest), amounted to an aggregate of $11.2 million at December 31, 2004.

DESCRIPTION OF CAPITAL STOCK

In this section, we describe the material features and rights of our capital stock. This summary does not purport to be exhaustive and is qualified in its entirety by reference to our articles of incorporation, our bylaws, and to applicable Georgia law.

General

Our authorized capital stock consists of 20,000,000 shares of common stock, par value $0.01 per share, and 20,000,000 shares of preferred stock. At August 31 , 2005, there were 3,956,797 issued shares (which includes 75,793 shares of treasury stock) and 3,880,824 outstanding shares of our common stock and no shares of our preferred stock issued and outstanding. At August 31 , 2005, 303,575 shares were issuable upon exercise of outstanding common stock options at a weighted average price per share of $7.65, and 525,335 additional shares of common stock were reserved for issuance pursuant to future grants and awards under our stock incentive plans.

Common Stock

Holders of shares of our common stock are entitled to receive such dividends as may from time to time be declared by the board of directors out of funds legally available for distribution. We do not plan to declare any cash dividends in the immediate future. See “Dividend Policy”. Holders of common stock are entitled to one vote per share on all matters on which the holders of common stock are entitled to vote and do not have any cumulative voting rights. Shareholders have no preemptive, conversion, redemption or sinking fund rights. In the event of a liquidation, dissolution or winding-up of our company, holders of common stock are entitled to share equally and ratably in our assets, if any, remaining after the payment of all our debts and liabilities and the liquidation preference of any outstanding preferred stock. The outstanding shares of common stock are, and the shares of common stock offered hereby, when issued and delivered against payment therefor, will be, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to any classes or series of preferred stock that we may issue in the future.

Preferred Stock

Our articles of incorporation provide that the board of directors is authorized, without further action by the holders of our common stock, to provide for the issuance of shares of preferred stock in one or more classes or series and to fix the designations, powers, preferences and relative rights and qualifications thereof, including the dividend rate, conversion rights, voting rights, redemption price and liquidation preference, and to fix the number of shares to be included in any such classes or series. Any preferred stock so issued may rank senior to the common stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding-up, or both. In addition, any such shares of preferred stock may have class or series voting rights. We currently do not have any shares of preferred stock outstanding and have no plans to issue any shares of preferred stock.

Issuances of preferred stock, while providing us with flexibility in connection with general corporate purposes, may, among other things, have an adverse effect on the rights of holders of common stock. For example, the issuance of any preferred stock with voting or conversion rights may adversely affect the voting power of the holders of common stock, and could have the effect of decreasing the market price of the common stock. In addition, the existence of authorized shares of preferred stock could have the effect of rendering more difficult or discouraging hostile takeover attempts or facilitating a negotiated acquisition. Such shares, which may be convertible into shares of common stock, could be issued to shareholders or to a third party in an attempt to frustrate or render a hostile takeover more expensive.

Anti-Takeover Effects

The provisions of our articles of incorporation, our bylaws and Georgia law summarized in the following paragraphs may have anti-takeover effects and may delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider to be in such shareholder’s best interest, including those attempts that might result in a premium over the market price for the shares held by shareholders, and may make removal of management more difficult.

Authorized but Unissued Stock.  The authorized but unissued shares of common stock and preferred stock will be available for future issuance without shareholder approval. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved shares of common stock and preferred stock may enable the board of directors to issue shares to persons aligned with current management, which could render more difficult or discourage any attempt to obtain control of our company by means of a proxy contest, tender offer, merger or otherwise, and thereby protect the continuity of our management.

Classified Board of Directors.  Our articles of incorporation divide the board of directors into three classes of directors serving staggered three-year terms. As a result, approximately one-third of the board of directors will be elected at each annual meeting of shareholders. The classification of directors, together with the provisions in the articles and bylaws described below that limit the ability of shareholders to remove directors and that permit the remaining directors to fill any vacancies on the board of directors, have the effect of making it more difficult for shareholders to change the composition of the board of directors. As a result, at least two annual meetings of shareholders will be required for the shareholders to change a majority of the directors, whether or not a change in the board of directors would be beneficial and whether or not a majority of shareholders believe that such a change would be desirable.

Number of Directors.  Our bylaws provide that the number of directors shall be fixed from time to time by resolution by at least a majority of the directors then in office or by shareholder resolution at any annual or special meeting, but may not consist of fewer than four nor more than 25 members. Currently, we have eight directors. Our bylaws further provide that the number of directors may be changed from time to time by the shareholders or by resolution of the board of directors; provided, however, that such increase or decrease may not exceed two directors in any one year.

Removal of Directors and Filling Vacancies.  Our articles of incorporation provide that our shareholders may remove one or more directors only for cause and only by the affirmative vote of the holders of two-thirds (2/3) of the issued and outstanding shares entitled to vote at a meeting of the shareholders duly called for such purpose. Our bylaws also provide that all vacancies on our board may be filled by a majority of the remaining directors for the unexpired term.

Advance Notice Requirements for Shareholder Proposals and Director Nominations.  Our bylaws establish advance notice procedures with regard to shareholder proposals and the nomination, other than by or at the direction of the board of directors or a committee thereof, of candidates for election as directors. These procedures provide that the notice of shareholder proposals must be in writing and delivered to our secretary not less than 60 days and not more than 90 days in advance of the annual meeting. The chairman of any meeting of shareholders may refuse to acknowledge a shareholder proposal or nomination that is not made in accordance with such procedures.

Business Combinations with Interested Shareholders.  Under the Georgia Business Corporation Code, a merger (other than a merger of a subsidiary in which the parent owns at least 90% of each class of outstanding stock), a disposition of all or substantially all of a corporation’s property and a share exchange generally must be approved by a majority of the outstanding shares entitled to vote, unless the articles of incorporation or bylaws requires otherwise. Under our articles of incorporation, certain business combinations in which an interested shareholder or an interested shareholder’s affiliate is involved, as those terms are defined below, require the approval of holders of at least three-quarters (75%) of our outstanding shares of common stock, including the affirmative vote of the holders of at least three-quarters (75%) of the outstanding shares of common stock not owned by the interested shareholder, unless the transaction is approved by at least three-fourths (3/4) of all directors. These business combinations include any merger or consolidation involving the company or the bank or any sale or other disposition of all or any assets of the company or the bank having a fair market value of $1,000,000 or more, or the issuance or transfer of our equity securities or equity securities of our bank having an aggregate fair market value of $1,000,000 or more.

Consideration of Other Constituencies in Mergers.  Our articles of incorporation grant the board of directors the discretion, when considering whether a proposed merger or similar transaction is in the best interests of the company and our shareholders, to take into account the effect of the transaction on our employees, clients and suppliers and upon the communities in which our offices are located, and all other factors the board of directors considers pertinent.

Indemnification and Limitations on Liability.  Our articles of incorporation provide that to the fullest extent permitted by Georgia law and subject to certain exceptions described below, our directors will not be liable to us or our shareholders for monetary damages for breach of duty of care or other duties as a director.

Under our bylaws, we must indemnify any person who becomes subject to a lawsuit or proceeding by reason of service as a director of the company or the bank or any other corporation which the person served as a director at our request. Except as noted in the next paragraph, directors are entitled to be indemnified against judgments, penalties, fines, settlements and reasonable expenses actually incurred by the director in connection with the proceeding. Our directors are also entitled to have us advance any such expenses prior to final disposition of the proceeding, upon delivery of a written affirmation by the director of his good faith belief that the standard of conduct necessary for indemnification has been met and a written undertaking to repay the amounts advanced if it is ultimately determined that the standard of conduct has not been met.

Under our articles of incorporation and bylaws, indemnification will be disallowed for (i) a breach of duty involving appropriation of a business opportunity of the company; (ii) acts or omissions which involve intentional misconduct or a knowing violation of law; (iii) liability imposed under Section 14-2-832 of the Georgia Business Corporation Code; and (iv) any transaction from which the director derived an improper personal benefit.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

Amendments.  Our articles of incorporation provides that neither the articles of incorporation nor the bylaws of the company can be amended by the shareholders without the affirmative vote the holders of two-thirds (2/3) of the shares issued and outstanding and entitled to vote thereon, except for provisions relating to increasing the number of authorized shares of common and preferred stock of the company, and, further, that the bylaws cannot be amended by the board of directors, except upon the affirmative vote of at least two-thirds (2/3) of the directors.

Transfer Agent and Registrar

Registrar and Transfer Company serves as the transfer agent for our common stock. Its address is 10 Commerce Drive, Crawford, New Jersey, 07016-3527 and its telephone number is (800) 368-5498.

SUPERVISION AND REGULATION

Both the company and the bank are subject to extensive state and federal banking laws and regulations that impose specific requirements or restrictions on and provide for general regulatory oversight of virtually all aspects of our operations. These laws and regulations are generally intended to protect depositors, not shareholders. The following summary is qualified by reference to the statutory and regulatory provisions discussed. Changes in applicable laws or regulations may have a material effect on our business and prospects. Beginning with the enactment of the Financial Institutions Reform Recovery and Enforcement Act in 1989 and followed by the FDIC Improvement Act in 1991, the Gramm-Leach-Bliley Act in 1999, and including the USA PATRIOT act of 2002, numerous additional regulatory requirements have been placed on the banking industry in the past several years, and additional changes have been proposed. Our operations may be affected by legislative changes and the policies of various regulatory authorities. We cannot predict the effect that fiscal or monetary policies, economic control, or new federal or state legislation may have on our business and earnings in the future.

The following discussion is not intended to be a complete list of all the activities regulated by the banking laws and regulations or of the impact of such laws and regulations on our operations. It is intended only to briefly summarize some material provisions.

USA PATRIOT Act of 2002

In October 2002, the USA PATRIOT Act of 2002 was enacted in response to the terrorist attacks in New York, Pennsylvania, and Washington D.C. that occurred on September 11, 2001. The PATRIOT Act is intended to strengthen U.S. law enforcement’s and the intelligence communities’ abilities to work cohesively to combat terrorism on a variety of fronts. The potential impact of the PATRIOT Act on financial institutions is significant and wide ranging. The PATRIOT Act contains sweeping anti-money laundering and financial transparency laws and imposes various regulations, including standards for verifying client identification at account opening, and rules to promote cooperation among financial institutions, regulators and law enforcement entities in identifying parties who may be involved in terrorism or money laundering.

Appalachian Community Bancshares, Inc.

We own 100% of the outstanding capital stock of the bank, and therefore we are considered to be a bank holding company under the federal Bank Holding Company Act of 1956. As a bank holding company registered with the Federal Reserve under the Bank Holding Company Act and the Georgia Department of Banking and Finance under the Financial Institutions Code of Georgia, we are subject to supervision, examination and reporting by the Federal Reserve and the Georgia Department of Banking and Finance. The Federal Reserve and Georgia Department of Banking and Finance will also regularly examine us and may examine our bank or other subsidiaries.

The Bank Holding Company Act. Under the Bank Holding Company Act, we are subject to periodic examination by the Federal Reserve and are required to file periodic reports of our operations and any additional information that the Federal Reserve may require. Our activities at the bank and holding company levels are limited to:

•	banking and managing or controlling banks;

•	furnishing services to or performing services for our subsidiaries; and

•	engaging in other activities that the Federal Reserve determines to be so closely related to banking and managing or controlling banks as to be a proper incident thereto.

Investments, Control, and Activities.  With certain limited exceptions, the Bank Holding Company Act requires every bank holding company to obtain the prior approval of the Federal Reserve before:

•	acquiring substantially all the assets of any bank;

•	acquiring direct or indirect ownership or control of any voting shares of any bank if after the acquisition it would own or control more than 5% of the voting shares of such bank (unless it already owns or controls the majority of such shares); or

•	merging or consolidating with another bank holding company.

In addition, and subject to certain exceptions, the Bank Holding Company Act and the Change in Bank Control Act, together with regulations promulgated thereunder, require Federal Reserve approval prior to any person or company acquiring “control” of a bank holding company. Control is conclusively presumed to exist if an individual or company acquires 25% or more of any class of voting securities of a bank holding company. Control is rebuttably presumed to exist if a person acquires 10% or more, but less than 25%, of any class of voting securities and either the company has registered securities under Section 12 of the Securities Exchange Act of 1934 or no other person owns a greater percentage of that class of voting securities immediately after the transaction. Our common stock is registered under the Securities Exchange Act of 1934. The regulations provide a procedure for rebutting control when ownership of any class of voting securities is below 25%.

Under the Bank Holding Company Act, a bank holding company is generally prohibited from engaging in, or acquiring direct or indirect control of more than 5% of the voting shares of any company engaged in, nonbanking activities unless the Federal Reserve Board, by order or regulation, has found those activities to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. Some of the activities that the Federal Reserve Board has determined by regulation to be proper incidents to the business of a bank holding company include:

•	making or servicing loans and certain types of leases;

•	engaging in certain insurance and discount brokerage activities;

•	performing certain data processing services;

•	acting in certain circumstances as a fiduciary or investment or financial adviser;

•	owning savings associations; and

•	making investments in certain corporations or projects designed primarily to promote community welfare.

The Federal Reserve Board imposes certain capital requirements on the company under the Bank Holding Company Act, including a minimum leverage ratio and a minimum ratio of “qualifying” capital to risk-weighted assets. These requirements are described below under “— Appalachian Community Bank — Capital Regulations.” Subject to our capital requirements and certain other restrictions, we are able to borrow money to make a capital contribution to the bank, and these loans may be repaid from dividends paid from the bank to the company. Our ability to pay dividends will be subject to regulatory restrictions as described below in “— Appalachian Community Bank — Dividends.” We are also able to raise capital for contribution to the bank by issuing securities without having to receive regulatory approval, subject to compliance with federal and state securities laws.

Source of Strength; Cross-Guarantee.  In accordance with Federal Reserve Board policy, we are expected to act as a source of financial strength to the bank and to commit resources to support the bank in circumstances in which we might not otherwise do so. Under the Bank Holding Company Act, the Federal Reserve Board may require a bank holding company to terminate any activity or relinquish control of a nonbank subsidiary, other than a nonbank subsidiary of a bank, upon the Federal Reserve Board’s determination that such activity or control constitutes a serious risk to the financial soundness or stability of any depository institution subsidiary of the bank holding company. Further, federal bank regulatory authorities have additional discretion to require a bank holding company to divest itself of any bank or nonbank subsidiaries if the agency determines that divestiture may aid the depository institution’s financial condition.

The Gramm-Leach-Bliley Act.  The Gramm-Leach-Bliley Act was signed into law on November 12, 1999. Among other things, the Act repealed the restrictions on banks affiliating with securities firms contained in sections 20 and 32 of the Glass-Steagall Act. The Act also permits bank holding companies that become financial holding companies to engage in a statutorily provided list of financial activities, including insurance and securities underwriting and agency activities, merchant banking and insurance company portfolio investment activities. The Act also authorizes activities that are “complementary” to financial activities. We have not elected to become a financial holding company.

The Gramm-Leach-Bliley Act is intended, in part, to grant to community banks certain powers as a matter of right that larger institutions have accumulated on an ad hoc basis. Nevertheless, the Act may have the result of increasing the amount of competition that we face from larger institutions and other types of companies. In fact, it is not possible to predict the full effect that the Act will have on us.

Subsidiary Dividends.  We are a legal entity separate and distinct from the bank. A major portion of our revenue results from amounts paid as dividends to us by the bank. The approval of the Georgia Department of Banking and Finance must be obtained before the bank may pay cash dividends out of retained earnings if (i) the total classified assets at the most recent examination of the bank exceeded 80% of the equity capital, (ii) the aggregate amount of dividends declared or anticipated to be declared in the calendar year exceeds 50% of the net profits, after taxes but before dividends for the previous calendar year, or (iii) the ratio of equity capital to adjusted assets is less than 6%.

In addition, we are subject to various general regulatory policies and requirements relating to the payment of dividends, including requirements to maintain adequate capital above regulatory minimums. The appropriate federal regulatory authority is authorized to determine under certain circumstances relating to the financial condition of a bank or bank holding company that the payment of dividends would be an unsafe or unsound practice and to prohibit payment thereof. The appropriate federal regulatory authorities have indicated that paying dividends that deplete a bank’s capital base to an inadequate level would be an unsound and unsafe banking practice and that banking organizations should generally pay dividends only out of current operating earnings.

Georgia State Regulation.  As a Georgia bank holding company under the Financial Institutions Code of Georgia, we are subject to limitations on sale or merger and to regulation by the Georgia Department of Banking and Finance. We must obtain approval by the Department prior to engaging in the acquisition of other banks and financial institutions. Further, as a Georgia corporation, we may be subject to certain limitations and restrictions under applicable Georgia corporate law.

Appalachian Community Bank

General.  The bank, as a Georgia state-chartered bank, is subject to regulation and examination by the State of Georgia Department of Banking and Finance, as well as the FDIC. Georgia state laws regulate, among other things, the scope of the bank’s business, its investments, its payment of dividends to the company, its required legal reserves and the nature, lending limit, maximum interest charged and amount of and collateral for loans. The laws and regulations governing the bank generally have been promulgated by Georgia to protect depositors and not to protect shareholders of the company or the bank.

Federal Deposit Insurance Corporation Improvement Act.  Under the FDIC Improvement Act, all insured institutions must undergo regular on site examinations by their appropriate banking agency. The cost of examinations of insured depository institutions and any affiliates may be assessed by the appropriate agency against each institution or affiliate as it deems necessary or appropriate. Insured institutions are required to submit annual reports to the FDIC, their federal regulatory agency and their state supervisor when applicable. The FDIC Improvement Act directs the FDIC to develop a method for insured depository institutions to provide supplemental disclosure of the estimated fair market value of assets and liabilities, to the extent feasible and practicable, in any balance sheet, financial statement, report of condition or any other report of any insured depository institution. The FDIC Improvement Act also requires the federal banking regulatory agencies to prescribe, by regulation, standards for all insured depository institutions and depository institution holding companies relating, among other things, to the following:

•	internal controls;

•	information systems and audit systems;

•	loan documentation;

•	credit underwriting;

•	interest rate risk exposure; and

•	asset quality.

Interstate Banking and Branching.  The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the “IBBEA”) permits nationwide interstate banking and branching under certain circumstances. This legislation generally authorizes interstate branching and relaxes federal law restrictions on interstate banking. Currently, bank holding companies may purchase banks in any state, and states may not prohibit such purchases. Additionally, banks are permitted to merge with banks in other states as long as the home state of neither merging bank has “opted out.” The IBBEA requires regulators to consult with community organizations before permitting an interstate institution to close a branch in a low-income area. The IBBEA also prohibits the interstate acquisition of a bank if, as a result, the bank holding company would control more than 10% of the total United States insured depository deposits or more than 30%, or the applicable state law limit, of deposits in the acquired bank’s state. Under recent FDIC regulations, banks are prohibited from using their interstate branches primarily for deposit production. The FDIC has accordingly implemented a loan-to-deposit ratio screen to ensure compliance with this prohibition.

Georgia has “opted in” to the IBBEA and allows in-state banks to merge with out-of-state banks subject to certain requirements. Georgia law generally authorizes the acquisition of an in-state bank by an out-of-state bank by merger with a Georgia financial institution that has been in existence for at least 3 years prior to the acquisition. With regard to interstate bank branching, out-of-state banks that do not already operate a branch in Georgia may not establish de novo branches in Georgia.

Deposit Insurance.  The FDIC has adopted a risk-based assessment system for determining an insured depository institutions’ insurance assessment rate. The system takes into account the risks attributable to different categories and concentrations of assets and liabilities. An institution is placed into one of three capital categories: (1) well capitalized; (2) adequately capitalized; or (3) undercapitalized. The FDIC also assigns an institution to one of three supervisory subgroups, based on the FDIC’s determination of the institution’s financial condition and the risk posed to the deposit insurance funds. Assessments range from 0 to 27 cents per $100 of deposits, depending on the institution’s capital group and supervisory subgroup. Our risk-based assessment rate is currently 0.00335%, but may change in the future. The FDIC may increase or decrease the assessment rate schedule on a semiannual basis. An increase in the assessment rate could have a material adverse effect on our earnings, depending on the amount of the increase.

Transactions With Affiliates and Insiders.  The bank is subject to the provisions of Section 23A of the Federal Reserve Act, which places limits on the amount of loans or extensions of credit to, or investments in, or certain other transactions with, affiliates and on the amount of advances to third parties collateralized by the securities or obligations of affiliates. The aggregate of all covered transactions is limited in amount, as to any one affiliate, to 10% of the bank’s capital and surplus and, as to all affiliates combined, to 20% of the bank’s capital and surplus. Furthermore, within the foregoing limitations as to amount, each covered transaction must meet specified collateral requirements. Compliance is also required with certain provisions designed to avoid the taking of low quality assets.

The bank is subject to the provisions of Section 23B of the Federal Reserve Act which, among other things, prohibits an institution from engaging in certain transactions with certain affiliates unless the transactions are on terms substantially the same, or at least as favorable to such institution or its subsidiaries, as those prevailing at the time for comparable transactions with nonaffiliated companies. The bank is subject to certain restrictions on extensions of credit to executive officers, directors, certain principal shareholders and their related interests. Such extensions of credit (i) must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with third parties and (ii) must not involve more than the normal risk of repayment or present other unfavorable features.

The Federal Reserve Board has recently issued Regulation W, which codifies prior regulations under Sections 23A and 23B of the Federal Reserve Act and interpretative guidance with respect to affiliate transactions. Regulation W incorporates the exemption from the affiliate transaction rules but expands the exemption to cover the purchase of any type of loan or extension of credit from an affiliate. In addition, under Regulation W:

•	a bank and its subsidiaries may not purchase a low-quality asset from an affiliate;

•	covered transactions and other specified transactions between a bank or its subsidiaries and an affiliate must be on terms and conditions that are consistent with safe and sound banking practices; and

•	with some exceptions, each loan or extension of credit by a bank to an affiliate must be secured by collateral with a market value ranging from 100% to 130%, depending on the type of collateral, of the amount of the loan or extension of credit.

Regulation W generally excludes all nonbank and nonsavings association subsidiaries of banks from treatment as affiliates, except to the extent that the Federal Reserve Board decides to treat these subsidiaries as affiliates. Concurrently with the adoption of Regulation W, the Federal Reserve Board has proposed a regulation which would further limit the amount of loans that could be purchased by a bank from an affiliate to not more than 100% of the bank’s capital and surplus. This regulation has not yet been adopted.

Community Reinvestment Act.  The Community Reinvestment Act requires that, in connection with examinations of financial institutions within their respective jurisdictions, the FDIC shall evaluate the record of each financial institution in meeting the credit needs of its local community, including low and moderate income neighborhoods. These factors are also considered in evaluating mergers, acquisitions, and applications to open a branch or facility. Failure to adequately meet these criteria could impose additional requirements and limitations on our bank.

The Gramm-Leach-Bliley Act.  Under the Gramm-Leach-Bliley Act, subject to certain conditions imposed by their respective banking regulators, state-chartered banks are permitted to form “financial subsidiaries” that may conduct financial or incidental activities, thereby permitting bank subsidiaries to engage in certain activities that previously were impermissible. The Gramm-Leach-Bliley Act imposes several safeguards and restrictions on financial subsidiaries, including that the parent bank’s equity investment in the financial subsidiary be deducted from the bank’s assets and tangible equity for purposes of calculating the bank’s capital adequacy. In addition, the Gramm-Leach-Bliley Act imposes new restrictions on transactions between a bank and its financial subsidiaries similar to restrictions applicable to transactions between banks and nonbank affiliates.

The Gramm-Leach-Bliley Act also contains provisions regarding consumer privacy. These provisions require financial institutions to disclose their policy for collecting and protecting confidential information. Customers generally may prevent financial institutions from sharing personal financial information with nonaffiliated third parties except for third parties that market an institution’s own products and services. Additionally, financial institutions generally may not disclose consumer account numbers to any nonaffiliated third party for use in telemarketing, direct mail marketing or other marketing to the consumer.

Other Regulations.  Interest and other charges collected or contracted for by the bank are subject to state usury laws and certain federal laws concerning interest rates. The bank’s loan operations are also subject to federal laws applicable to credit transactions, such as:

•	the federal Truth-In-Lending Act, governing disclosures of credit terms to consumer borrowers;

•	the Home Mortgage Disclosure Act of 1975, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;

•	the Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit;

•	the Fair Credit Reporting Act of 1978, governing the use and provision of information to credit reporting agencies;

•	the Fair Debt Collection Act, governing the manner in which consumer debts may be collected by collection agencies; and

•	the rules and regulations of the various federal agencies charged with the responsibility of implementing such federal laws.

In addition, the deposit operations of the bank are subject to:

•	the Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records;

•	the Electronic Funds Transfer Act and Regulation E issued by the Federal Reserve Board to implement that Act, which govern automatic deposits to and withdrawals from deposit accounts and customers’ rights and liabilities arising from the use of automated teller machines and other electronic banking services; and

•	the Check Clearing for the 21st Century Act, also known as Check 21, which gives “substitute checks,” such as a digital image of a check and copies made from that image, the same legal standing as the original paper check.

Capital Regulations.  The federal bank regulatory authorities have adopted risk-based capital guidelines for banks and bank holding companies that are designed to make regulatory capital requirements more sensitive to differences in risk profiles among banks and bank holding companies and account for off-balance sheet items. The guidelines are minimums, and the federal regulators have noted that banks and bank holding companies contemplating significant expansion programs should not allow expansion to diminish their capital ratios and should maintain ratios in excess of the minimums. We have not received any notice indicating that either the company or the bank is subject to higher capital requirements. The current guidelines require all bank holding companies and federally-regulated banks to maintain a minimum risk-based total capital ratio equal to 8%, of which at least 4% must be Tier 1 capital. Tier 1 capital includes common shareholders’ equity, qualifying perpetual preferred stock, and minority interests in equity accounts of consolidated subsidiaries, but excludes goodwill and most other intangibles and excludes the allowance for loan and lease losses. Tier 2 capital includes the excess of any preferred stock not included in Tier 1 capital, mandatory convertible securities, hybrid capital instruments, subordinated debt and intermediate term-preferred stock, and general reserves for loan and lease losses up to 1.25% of risk-weighted assets.

Under these guidelines, banks’ and bank holding companies’ assets are given risk-weights of 0%, 20%, 50% or 100%. In addition, certain off-balance sheet items are given credit conversion factors to convert them to asset equivalent amounts to which an appropriate risk-weight applies. These computations result in the total risk-weighted assets. Most loans are assigned to the 100% risk category, except for first mortgage loans fully secured by residential property and, under certain circumstances, residential construction loans, both of which carry a 50% rating. Most investment securities are assigned to the 20% category, except for municipal or state revenue bonds, which have a 50% rating, and direct obligations of or obligations guaranteed by the United States Treasury or United States Government agencies, which have a 0% rating.

The federal bank regulatory authorities have also implemented a leverage ratio, which is equal to Tier 1 capital as a percentage of average total assets less intangibles, to be used as a supplement to the risk-based guidelines. The principal objective of the leverage ratio is to place a constraint on the maximum degree to which a bank holding company may leverage its equity capital base. The minimum required leverage ratio for top-rated institutions is 3%, but most institutions are required to maintain an additional cushion of at least 100 to 200 basis points.

In addition, the FDIC Improvement Act established a new capital-based regulatory scheme designed to promote early intervention for troubled banks, which requires the FDIC to choose the least expensive resolution of bank failures. The new capital-based regulatory framework contains five categories of compliance with regulatory capital requirements, including “well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized” and “critically undercapitalized.” To qualify as a “well capitalized” institution, a bank must have a leverage ratio of no less than 5%, a Tier 1 risk-based ratio of no less than 6% and a total risk-based capital ratio of no less than 10%, and the bank must not be under any order or directive from the appropriate regulatory agency to meet and maintain a specific capital level. At June 30, 2005, based on our calculations, we qualified as “well capitalized.”

Under the FDIC Improvement Act regulations, the applicable agency can treat an institution as if it were in the next lower category if the agency determines (after notice and an opportunity for hearing) that the institution is in an unsafe or unsound condition or is engaging in an unsafe or unsound practice. The degree of regulatory scrutiny of a financial institution increases, and the permissible activities of the institution decreases, as it moves downward through the capital categories. Institutions that fall into one of the three undercapitalized categories may be required to do some or all of the following:

•	submit a capital restoration plan;

•	raise additional capital;

•	restrict their growth, deposit interest rates and other activities;

•	improve their management;

•	eliminate management fees; or

•	divest themselves of all or a part of their operations.

These capital guidelines can affect us in several ways. If we grow at a rapid pace, our capital may be depleted too quickly, and a capital infusion from the holding company may be necessary, which could impact our ability to pay dividends. Our capital levels currently are more than adequate; however, rapid growth, poor loan portfolio performance, poor earnings performance or a combination of these factors could change our capital position in a relatively short period of time.

Failure to meet these capital requirements would mean that a bank would be required to develop and file a plan with its primary federal banking regulator describing the means and a schedule for achieving the minimum capital requirements. In addition, such a bank would generally not receive regulatory approval of any application that requires the consideration of capital adequacy, such as a branch or merger application, unless the bank could demonstrate a reasonable plan to meet the capital requirement within a reasonable period of time. A bank that is not “well capitalized” is also subject to certain limitations relating to so-called “brokered” deposits. Bank holding companies controlling financial institutions can be called upon to boost the institutions’ capital and to partially guarantee the institutions’ performance under their capital restoration plans.

Enforcement Powers.  The Financial Institutions Reform Recovery and Enforcement Act expanded and increased civil and criminal penalties available for use by the federal regulatory agencies against depository institutions and certain “institution-affiliated parties.” Institution-affiliated parties primarily include management, employees and agents of a financial institution, as well as independent contractors and consultants such as attorneys and accountants and others who participate in the conduct of the financial institution’s affairs. These practices can include the failure of an institution to timely file required reports or the filing of false or misleading information or the submission of inaccurate reports. Civil penalties may be as high as $1,000,000 a day for such violations. Criminal penalties for some financial institution crimes have been increased to 20 years. In addition, regulators are provided with greater flexibility to commence enforcement actions against institutions and institution-affiliated parties. Possible enforcement actions include the termination of deposit insurance. Furthermore, banking agencies’ power to issue cease-and-desist orders were expanded. Such orders may, among other things, require affirmative action to correct any harm resulting from a violation or practice, including restitution, reimbursement, indemnification or guarantees against loss.

A financial institution may also be ordered to restrict its growth, dispose of certain assets, rescind agreements or contracts, or take other actions as determined by the ordering agency to be appropriate.

Effect of Governmental Monetary Policies.  Our earnings are affected by domestic economic conditions and the monetary and fiscal policies of the United States government and its agencies. The Federal Reserve Bank’s monetary policies have had, and are likely to continue to have, an important impact on the operating results of commercial banks through its power to implement national monetary policy in order, among other things, to curb inflation or combat a recession. The monetary policies of the Federal Reserve Board have major effects upon the levels of bank loans, investments and deposits through its open market operations in United States government securities and through its regulation of the discount rate on borrowings of member banks and the reserve requirements against member bank deposits. It is not possible to predict the nature or impact of future changes in monetary and fiscal policies.

Proposed Legislation and Regulatory Action.  New regulations and statutes are regularly proposed that contain wide-ranging proposals for altering the structures, regulations, and competitive relationships of the nation’s financial institutions. We cannot predict whether or in what form any proposed regulation or statute will be adopted or the extent to which our business may be affected by any new regulation or statute.

UNDERWRITING

We and Sandler O’Neill & Partners, L.P. have entered into an underwriting agreement with respect to the shares of common stock being offered. Subject to the terms and conditions in the underwriting agreement, the underwriter has agreed to purchase from us 1,100,000 shares of common stock.

The underwriter is committed to purchase and pay for all such shares of common stock, if any are purchased. Some of our directors and executive officers plan to purchase an aggregate of approximately      shares of our common stock in this offering from the underwriter.

We have granted to the underwriter an option, exercisable no later than 30 days after the date of this prospectus, to purchase up to 165,000 additional shares of common stock at the public offering price less the underwriting discount set forth on the cover page of this prospectus. The underwriter may exercise this option only to cover over-allotments, if any, made in connection with this offering. To the extent the option is exercised and the conditions of the underwriting agreement are satisfied, we will be obligated to sell to the underwriter, and the underwriter will be obligated to purchase, these additional shares of common stock.

The underwriter proposes to offer the shares of common stock directly to the public at the offering price set forth on the cover page of this prospectus and to certain securities dealers at the public offering price less a concession not in excess of $     per share. The underwriter may allow, and these dealers may re-allow, a commission not in excess of $    per share on sales to other dealers. After the public offering of the common stock, the underwriter may change the offering price and other selling terms.

The following table shows the per share and total underwriting discount that we will pay to the underwriter and the proceeds we will receive before expenses. These amounts are shown assuming both no exercise and full exercise of the underwriter’s over-allotment option to purchase additional shares.

	Per Share	Total Without Over-Allotment	Total With Over-Allotment
Price to public	$	$	$
Underwriting discounts(1)	$	$	$
Proceeds to us, before expenses	$	$	$

(1)	The underwriting discount is $ per share, except with respect to shares offered hereby that have been reserved for sale to our directors, officers and employees. The underwriting discount for these shares is $ per share, which will result in a total underwriting discount of $ .

We estimate that the total expenses of the offering, excluding the underwriting discount, will be approximately $ 555,000 and are payable by us. We have agreed to reimburse the underwriter for its actual out-of-pocket expenses incurred in connection with the offering, including certain fees and disbursements of underwriter’s counsel.

The shares of common stock are being offered by the underwriter, subject to prior sale, when, as and if issued to and accepted by the underwriter, subject to approval of certain legal matters by counsel for the underwriter and other conditions specified in the underwriting agreement. The underwriter reserves the right to withdraw, cancel or modify this offer and to reject orders in whole or in part.

The underwriting agreement provides that the obligations of the underwriter are conditional and may be terminated at its discretion based on its assessment of the state of the financial markets. The obligations of the underwriter may also be terminated upon the occurrence of the events specified in the underwriting agreement. The underwriting agreement provides that the underwriter is obligated to purchase all the shares of common stock in this offering if any are purchased, other than those shares covered by the over-allotment option described above.

Lock-up Agreement.  We, and each of our directors and executive officers, have agreed, for a period of 180 days after the date of this prospectus, not to sell, offer, agree to sell, contract to sell, hypothecate, pledge, grant any option to sell, make any short sale or otherwise dispose of or hedge, directly or indirectly, any common stock or securities convertible into, exchangeable or exercisable for any shares of common stock or warrants or other rights to purchase our common stock or other similar securities without, in each case, the prior written consent of the underwriter. These restrictions are expressly agreed to preclude us, and our executive officers and directors, from engaging in any hedging or other transaction or arrangement that is designed to, or which reasonably could be expected to, lead to or result in a sale, disposition or transfer, in whole or in part, of any of the economic consequences of ownership of our common stock, whether such transaction would be settled by delivery of common stock or other securities, in cash or otherwise.

Indemnity.  We have agreed to indemnify the underwriter, and persons who control the underwriter against certain liabilities, including liabilities under the Securities Act of 1933, and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, and to contribute to payments that the underwriter, may be required to make for these liabilities.

Our common stock is currently quoted on the OTC Bulletin Board under the symbol “APAB.OB” and in the Pink Sheets under the symbol “APAB.PK.” We have applied to have our common stock listed on the Nasdaq National Market under the symbol “APAB”.

Stabilization.  In connection with this offering, the underwriter may engage in stabilizing transactions, over-allotment transactions and syndicate covering transactions.

•	Stabilizing transactions permit bids to purchase shares of common stock so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

•	Over-allotment transactions involve sales by the underwriter of shares of common stock in excess of the number of shares the underwriter is obligated to purchase. This creates a syndicate short position which may be either a covered short position or a naked short position. In a covered short position, the number of shares of common stock over-allotted by the underwriter is not greater than the number of shares that it may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriter may close out any short position by exercising its over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriter will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which it may purchase shares through exercise of the over-allotment option. If the underwriter sells more shares than could be covered by exercise of the over-allotment option and, therefore, has a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that after pricing there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in the offering.

These stabilizing transactions and syndicate covering transactions may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriter make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market, or otherwise and, if commenced, may be discontinued at any time.

Passive Market Making.  In connection with this offering, the underwriter and selected dealers, if any, who are qualified market makers on the Nasdaq National Market, may engage in passive market making transactions in our common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Securities Act of 1933. Rule 103 permits passive market making activity by the participants in our common stock offering. Passive market making may occur before the pricing of our offering, or before the commencement of offers or sales of our common stock. Each passive market maker must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for the security. If all independent bids are lowered below the bid of the passive market maker, however, the bid must then be lowered when purchase limits are exceeded. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker’s average daily trading volume in the common stock during a specified period and must be discontinued when that limit is reached. The underwriter and other dealers are not required to engage in passive market making and may end passive market making activities at any time.

We have granted the underwriter a right of first refusal to act as underwriter or placement agent with respect to any public offering or private placement, respectively, of our securities for a period of one year from the closing of this offering. In addition, f rom time to time, the underwriter may continue to provide investment banking services to us in the ordinary course of its business and will receive compensation for its services.

LEGAL MATTERS

The legality of the shares of common stock offered by this prospectus will be passed upon for us by Smith, Gambrell & Russell, LLP, Atlanta, Georgia. Certain legal matters in connection with the offering will be passed upon for the underwriter by Nelson Mullins Riley & Scarborough LLP, Atlanta, Georgia.

EXPERTS

The consolidated financial statements and schedules as of December 31, 2004 and for each of the years in the three-year period ended December 31, 2004 included herein and/or incorporated in this prospectus and registration statement by reference from our Annual Report on Form 10-K for the year ended December 31, 2004, have been audited by Schauer Taylor Cox Vise & Morgan, P.C., independent auditors, as stated in their report, which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

On July 15, 2005, we engaged Mauldin & Jenkins Certified Public Accountants, LLC, as our new independent auditors.

WHERE YOU CAN FIND MORE INFORMATION ABOUT US

We are subject to the informational requirements of the Securities Exchange Act of 1934. Accordingly, we file periodic reports, proxy statements and other information with the SEC. You may inspect or copy these materials at the Public Reference Room at the SEC at Room 1580, 100 F. Street, N.E., Washington, D.C. 20549. For a fee, you may also obtain copies of these materials by writing to the Public Reference Section of the Commission at 100 F. Street, N.E. Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the SEC public reference room. Our filings are also available to the public on the SEC’s website on the Internet at http://www.sec.gov.

We have filed with the SEC a registration statement on Form S-2 (together with all amendments and exhibits thereto, the “Registration Statement”) with respect to the shares of common stock offered by this prospectus. This prospectus does not contain all of the information included in the Registration Statement. For further information about us and the shares of common stock offered by this prospectus, please refer to the Registration Statement and its exhibits and to the documents incorporated by reference into the Registration Statement. You may obtain a copy of the Registration Statement through the public reference facilities of the SEC described above. You may also access a copy of the Registration Statement by means of the SEC’s website at http://www.sec.gov.

DOCUMENTS INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” certain other information that we file with them, which means that we can disclose important information to you by referring to those documents without including or delivering them with this prospectus. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and replace this information. We incorporate by reference the documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (except, with respect to Current Reports on Form 8-K containing Regulation FD disclosure furnished under either Item 2.02 and Item 7.01 including any exhibits relating to information furnished under either Item 2.02 or Item 7.01 on Form 8-K) until we have sold all of the common stock to which this prospectus relates or the offering is otherwise terminated.

1.	Our Annual Report on Form 10-K for the year ended December 31, 2004.

2.	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2005 and June 30, 2005.

3.	Our Current Report on Form 8-K filed on January 31, 2005, May 3, 2005, July 1, 2005, July 15, 2005, July 19, 2005, August 5, 2005 and August 9, 2005.

In addition, we will provide to each person, including any beneficial owner, to whom this prospectus is delivered, a copy of any or all of the information incorporated by reference in the prospectus but not delivered with the prospectus. You may request this information, at no cost, by writing or telephoning us at the following address: Appalachian Bancshares, Inc., 829 Industrial Boulevard, Ellijay, Georgia, 30540, Telephone Number: (706) 276-8000, Attention: Darren M. Cantlay.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Appalachian Bancshares, Inc. and Subsidiaries
Ellijay, Georgia

We have audited the accompanying consolidated statements of financial condition of Appalachian Bancshares, Inc. (a Georgia corporation) and subsidiaries (the Company) as of December 31, 2004 and 2003, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Appalachian Bancshares, Inc. and subsidiaries as of December 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with United States generally accepted accounting principles.

Birmingham, Alabama
March 17, 2005

/s/ Schauer Taylor Cox Vise & Morgan, P.C.

Telephone • 205.822.3488 Fax • 205.822.3541 or 205.822.0645	105 Olde Towne Road Birmingham, Alabama 35216	Wats - 800.466.3488 Email - Firm@schauertaylor.com

APPALACHIAN BANCSHARES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
December 31, 2004 and 2003

	2004	2003
Assets
Cash and due from banks	$4,953,563	$6,530,984
Interest-bearing deposits with other banks	403,532	273,841
Federal funds sold	2,156,000	586,000
Cash and Cash Equivalents	7,513,095	7,390,825

Securities available-for-sale	64,654,722	55,363,327

Loans, net of unearned income	377,351,501	332,306,446
Allowance for loan losses	(4,348,618)	(3,609,794)
Net Loans	373,002,883	328,696,652

Premises and equipment, net	12,988,640	9,161,652
Accrued interest	2,901,737	2,289,994
Cash surrender value on life insurance	7,833,450	2,592,416
Intangibles, net	2,116,558	2,157,433
Other assets	1,800,043	1,965,179
Total Assets	$472,811,128	$409,617,478

Liabilities and Shareholders’ Equity

Liabilities

Noninterest-bearing deposits	$32,896,346	$23,795,787
Interest-bearing deposits	348,601,825	309,123,161
Total Deposits	381,498,171	332,918,948
Short-term borrowings	15,469,540	12,085,992
Accrued interest	540,217	670,614
Long-term debt	31,950,000	25,692,858
Subordinated long-term capital notes	6,186,000	6,186,000
Other liabilities	1,083,878	980,713
Total Liabilities	436,727,806	378,535,125

Shareholders’ Equity
Preferred stock, 20,000,000 shares authorized, none issued	—	—
Common stock, par value $0.01 per share, 20,000,000 shares authorized, 3,840,572 shares issued in 2004 and 3,734,686 shares issued in 2003	38,406	37,347
Paid-in capital	23,731,549	22,727,208
Retained earnings	12,635,174	8,588,160
Accumulated other comprehensive income: net unrealized holding gains (losses) on securities available-for-sale, net of deferred income tax	377,989	429,434
Treasury stock, 75,973 shares at cost	(699,796)	(699,796)
Total Shareholders’ Equity	36,083,322	31,082,353
Total Liabilities and Shareholders’ Equity	$472,811,128	$409,617,478

See notes to consolidated financial statements.

APPALACHIAN BANCSHARES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
Years Ended December 31, 2004, 2003 and 2002

	2004	2003	2002
Interest Income
Interest and fees on loans	$23,652,087	$21,257,660	$20,363,641
Interest on investment securities:
Taxable securities	1,401,522	1,058,688	1,646,592
Nontaxable securities	650,486	706,115	790,127
Interest on deposits with other banks	5,488	30,224	13,039
Interest on federal funds sold	26,369	37,362	78,941
Total Interest Income	25,735,952	23,090,049	22,892,340
Interest Expense
Interest on deposits	6,209,262	6,959,433	9,352,768
Interest on federal funds purchased and securities sold under agreements to repurchase	123,282	82,722	76,968
Interest on long-term debt	941,835	1,129,209	1,995,652
Interest on subordinated long-term capital notes	283,600	85,200	—
Total Interest Expense	7,557,979	8,256,564	11,425,388
Net Interest Income	18,177,973	14,833,485	11,466,952
Provision for loan losses	1,235,107	1,465,000	1,028,000
Net Interest Income After Provision For Loan Losses	16,942,866	13,368,485	10,438,952

Noninterest Income
Customer service fees	1,233,655	844,669	1,058,298
Insurance commissions	47,760	61,824	77,987
Mortgage origination fees	800,981	1,276,787	1,049,443
Investment securities gains (losses)	(22,633)	(16,978)	285,525
Other operating income	769,725	537,093	465,891
Total Noninterest Income	2,829,488	2,703,395	2,937,144
Noninterest Expenses
Salaries and employee benefits	6,884,579	5,645,790	4,854,905
Occupancy expense	814,868	631,235	615,826
Furniture and equipment expense	1,140,815	980,704	921,571
Other operating expenses	4,999,746	4,474,256	3,309,846
Total Noninterest Expenses	13,840,008	11,731,985	9,702,148
Income before income taxes	5,932,346	4,339,895	3,673,948
Income tax expense	1,885,332	1,253,315	1,005,940
Net Income	$4,047,014	$3,086,580	$2,668,008
Earnings Per Common Share
Basic	$1.09	$0.86	$0.81
Diluted	1.04	0.81	0.76
Cash Dividends Declared Per Common Share	0.00	0.00	0.00

Weighted Average Shares Outstanding
Basic	3,724,095	3,609,728	3,277,787
Diluted	3,885,490	3,809,625	3,508,019

See notes to consolidated financial statements.

APPALACHIAN BANCSHARES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
Years Ended December 31, 2004, 2003 and 2002

	Common Stock	Paid-in Capital	Retained Earnings	Accumulated Other Compre- hensive Income (Loss)	Treasury Stock	Total
Balance at December 31, 2001	$34,229	$19,245,956	$3,505,388	$60,822	$(2,255,205)	$20,591,190

Retroactive effect of 10% stock dividend	244	367,166	(367,410)	—	—	—
Net income 2002	—	—	2,668,008	—	—	2,668,008
Unrealized gains on available- for-sale securities, net of reclassification adjustment, net of tax of $199,997	—	—	—	388,228	—	388,228
Comprehensive income	—	—	—	—	—	3,056,236
Proceeds from sale of common stock to 401(k) plan	117	163,543	—	—	—	163,660
Proceeds from exercise of options	1,808	1,019,690	—	—	—	1,021,498
Proceeds from issuance of treasury stock	—	319,201	—	—	467,504	786,705

Balance at December 31, 2002	36,398	21,115,556	5,805,986	449,050	(1,787,701)	25,619,289

Retroactive effect of 10% stock dividend	202	302,273	(304,406)	—	—	(1,931)
Net income 2003	—	—	3,086,580	—	—	3,086,580
Unrealized losses on available-for-sale securities, net of reclassification adjustment, net of tax of ($10,107)	—	—	—	(19,616)	—	(19,616)
Comprehensive income	—	—	—	—	—	3,066,964
Effect of exercise and issuance of stock options	747	528,583	—	—	—	529,330
Proceeds from issuance of treasury stock	—	780,796	—	—	1,142,805	1,923,601
Acquisition of treasury stock	—	—	—	—	(54,900)	(54,900)

Balance at December 31, 2003	37,347	22,727,208	8,588,160	429,434	(699,796)	31,082,353

Net income 2004	—	—	4,047,014	—	—	4,047,014
Unrealized losses on available- for-sale securities, net of reclassification adjustment, net of tax of ($26,501)	—	—	—	(51,445)	—	(51,445)
Comprehensive income	—	—	—	—	—	3,995,569
Proceeds from sale of common stock to 401(k) plan	336	502,855	—	—	—	503,191
Effect of exercise and issuance of stock options	723	501,486	—	—	—	502,209
Balance at December 31, 2004	$38,406	$23,731,549	$12,635,174	$377,989	$(699,796)	$36,083,322

See notes to consolidated financial statements.

APPALACHIAN BANCSHARES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2004, 2003 and 2002

	2004	2003	2002
Operating Activities
Net income	$4,047,014	$3,086,580	$2,668,008
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, amortization, and accretion, net	1,039,402	1,312,067	1,171,023
Provision for loan losses	1,235,107	1,465,000	1,028,000
Deferred tax benefit	(22,000)	(20,000)	(49,000)
Realized security (gains) losses, net	22,633	16,978	(285,525)
Loss on disposition of other real estate	195,181	42,143	40,757
Increase in cash surrender value on life insurance	(241,034)	(109,173)	(113,377)
(Increase) decrease in accrued interest receivable	(611,743)	(49,074)	258,072
Decrease in accrued interest payable	(130,397)	(305,542)	(290,790)
Other, net	304,321	694,584	(51,421)
Net Cash Provided By Operating Activities	5,838,484	6,133,563	4,375,747
Investing Activities
Proceeds from sales of securities available-for-sale	4,261,201	5,368,830	12,597,325
Proceeds from maturity, calls and paydown of securities available-for-sale	12,472,586	23,121,518	34,322,603
Purchase of securities available-for-sale	(26,260,504)	(43,960,542)	(37,442,014)
Net increase in loans to customers	(46,311,074)	(36,321,605)	(49,462,737)
Capital expenditures, net	(4,959,258)	(1,211,594)	(2,605,882)
Proceeds from sales of premises and equipment	241,917	27,746	—
Purchase of insurance contracts	(5,000,000)	—	—
Proceeds from disposition of foreclosed real estate	806,763	1,248,201	236,615
Net Cash Used In Investing Activities	(64,748,369)	(51,727,446)	(42,354,090)
Financing Activities
Net increase in demand deposits, NOW accounts, and savings accounts	32,357,873	2,458,008	45,209,010
Net increase in certificates of deposit	16,221,350	14,178,184	7,045,739
Net increase in short-term borrowings	3,383,548	1,157,368	2,263,925
Issuance of long-term debt	13,500,000	33,736,000	23,000,000
Repayment of long-term debt	(7,242,858)	(31,592,858)	(17,917,857)
Compensation associated with issuance of stock options	42,301	21,739	—
Issuance of common stock	769,941	302,800	889,260
Sale of treasury stock	—	1,923,601	786,705
Purchase of treasury stock	—	(54,900)	—
Cash in lieu of fractional shares on stock dividend	—	(1,931)	—
Net Cash Provided By Financing Activities	59,032,155	22,128,011	61,276,782
Net Increase (Decrease) in Cash and Cash Equivalents	122,270	(23,465,872)	23,298,439
Cash and Cash Equivalents at Beginning of Year	7,390,825	30,856,697	7,558,258
Cash and Cash Equivalents at End of Year	$7,513,095	$7,390,825	$30,856,697

See notes to consolidated financial statements.

APPALACHIAN BANCSHARES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002

Note 1 — Summary of Significant Accounting Policies

The accompanying consolidated financial statements include the accounts of Appalachian Bancshares, Inc. (the “Company”) (a Georgia corporation) and its wholly-owned subsidiaries: Appalachian Community Bank (the “Bank”) and Appalachian Information Management, Inc. (“AIM”). AIM was formed as a wholly-owned subsidiary of the Bank. AIM provided in-house data services to the Bank and offered data processing services to other institutions (see Note 2). In August 2002, management decided to discontinue operations of AIM, which operations ceased on November 12, 2002. Accordingly, the Bank entered into a data processing agreement with Fiserv Solutions, Inc., whereby the Bank outsourced those data services previously provided in-house by AIM. AIM has ceased offering data processing services to other institutions; however, the Bank continues to provide limited, administrative services, formerly provided by AIM, to another bank on a subcontract basis. The discontinuance of AIM’s operations has not had a material effect on the Company’s operations or financial condition. All significant intercompany transactions and balances have been eliminated in consolidation. Unless otherwise indicated herein, the financial results of the Company refer to the Company and the Bank on a consolidated basis. The Bank provides a full range of banking services to individual and corporate customers in North Georgia and the surrounding areas.

The Company operates predominantly in the domestic commercial banking industry. The accounting and reporting policies of the Company conform to generally accepted accounting principles in the United States and to general practice within the banking industry. The following summarizes the most significant of these policies.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The determination of the adequacy of the allowance for loan losses is based on estimates that are particularly susceptible to significant changes in the economic environment and market conditions. In connection with the determination of the estimated losses on loans, management obtains independent appraisals for significant collateral. While management uses available information to recognize losses on loans, further reductions in the carrying amounts of loans may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the estimated losses on loans. Such agencies may require the Bank to recognize additional losses based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the estimated losses on loans may change materially in the near term. However, the amount of the change that is reasonably possible cannot be estimated.

Securities

Securities are classified as either held-to-maturity, available-for-sale or trading.

Held-to-maturity securities are securities for which management has the ability and intent to hold until maturity. These securities are carried at amortized cost, adjusted for amortization of premiums and accretion of discount, to the earlier of the maturity or call date.

Securities available-for-sale represent those securities intended to be held for an indefinite period of time, including securities that management intends to use as part of its asset/liability strategy, or that may be sold in response to changes in interest rates, changes in prepayment risk, the need to increase regulatory capital, or other similar factors. Securities available-for-sale are recorded at market value with unrealized gains and losses net of any tax effect, added or deducted directly from shareholders’ equity.

APPALACHIAN BANCSHARES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002

Note 1 — Summary of Significant Accounting Policies — Continued

Securities carried in trading accounts are carried at market value with unrealized gains and losses reflected in income.

Realized and unrealized gains and losses are based on the specific identification method.

Declines in the fair value of individual held-to maturity and available-for-sale securities below their cost that are other than temporary result in write-downs of the individual securities to their fair value. The related write-downs are included in earnings as realized losses.

The Company has no trading or held-to-maturity securities.

Loans

Loans are stated at unpaid principal balances, less the allowance for loan losses, net deferred loan fees and unearned discounts.

Unearned discounts on installment loans are recognized as income over the term of the loans using a method that approximates the interest method.

Loan origination and commitment fees, as well as certain origination costs, when material, are deferred and amortized as a yield adjustment over the lives of the related loans using the interest method.

Allowance for Loan Losses

A loan is considered impaired, based on current information and events, if it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Uncollateralized loans are measured for impairment based on the present value of expected future cash flows discounted at the historical effective interest rate, while all collateral-dependent loans are measured for impairment based on the fair value of the collateral. Smaller balance homogeneous loans, which consist of residential mortgages and consumer loans, are evaluated collectively and reserves are established based on historical loss experience.

The allowance for loan losses is established through charges to earnings in the form of a provision for loan losses. Increases and decreases in the allowance due to changes in the measurement of the impaired loans are included in the provision for loan losses. Loans continue to be classified as impaired unless they are brought fully current and the collection of scheduled interest and principal is considered probable. When a loan or portion of a loan is determined to be uncollectable, the portion deemed uncollectable is charged against the allowance and subsequent recoveries, if any, are credited to the allowance.

Management’s periodic evaluation of the adequacy of the allowance is based on the Bank’s past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrowers’ ability to repay, estimated value of any underlying collateral, and an analysis of current economic conditions. While management believes that it has established the allowance in accordance with generally accepted accounting principles and has taken into account the views of its regulators and the current economic environment, there can be no assurance that in the future the Bank’s regulators or its economic environment will not require further increases in the allowance.

Income Recognition on Impaired and Nonaccrual Loans

Loans, including impaired loans, are generally classified as nonaccrual if they are past due as to maturity or payment of principal or interest for a period of more than 90 days, unless such loans are well collateralized and in the process of collection. If a loan or a portion of a loan is classified as doubtful or is partially charged

APPALACHIAN BANCSHARES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002

Note 1 — Summary of Significant Accounting Policies — Continued

off, the loan is generally classified as nonaccrual. Loans that are on a current payment status or past due less than 90 days may also be classified as nonaccrual if repayment in full of principal and/or interest is in doubt.

Loans may be returned to accrual status when all principal and interest amounts contractually due are reasonably assured of repayment within an acceptable period of time, and there is a sustained period of repayment performance by the borrower, in accordance with the contractual terms of interest and principal.

While a loan is classified as nonaccrual and the future collectability of the recorded loan balance is doubtful, collections of interest and principal are generally applied as a reduction to principal outstanding, except in the case of loans with scheduled amortizations where the payment is generally applied to the oldest payment due. When the future collectability of the recorded loan balance is expected, interest income may be recognized on a cash basis. In the case where a nonaccrual loan has been partially charged off, recognition of interest on a cash basis is limited to that which would have been recognized on the recorded loan balance at the contractual interest rate. Receipts in excess of that amount are recorded as recoveries to the allowance for loan losses until prior charge offs have been fully recovered. Interest income recognized on a cash basis was immaterial for the years ended December 31, 2004, 2003 and 2002.

Premises and Equipment

Land is carried at cost. Other premises and equipment are carried at cost, net of accumulated depreciation. Depreciation is provided generally by straight-line methods based principally on the estimated useful lives of the respective assets. Maintenance and repairs are expensed as incurred, while major additions and improvements are capitalized. Gains and losses on dispositions are included in current operations.

Foreclosed Real Estate

Foreclosed real estate includes both formally foreclosed property and in-substance foreclosed property. In-substance foreclosed properties are those properties for which the Bank has taken physical possession, regardless of whether formal foreclosure proceedings have taken place.

At the time of foreclosure, foreclosed real estate is recorded at the lower of the carrying amount or fair value less cost to sell, which becomes the property’s new basis. Any write-downs based on the asset’s fair value at date of acquisition are charged to the allowance for loan losses. After foreclosure, these assets are carried at the lower of their new cost basis or fair value less cost to sell.

Costs incurred in maintaining foreclosed real estate and subsequent adjustments to the carrying amount of the property are included in income (loss) on foreclosed real estate.

Advertising Costs

The Company’s policy is to expense advertising costs as incurred. Advertising expense for the years ended December 31, 2004, 2003 and 2002 amounted to approximately $782,000, $516,000 and $567,000, respectively.

Income Taxes

Income taxes are provided for the tax effects of the transactions reported in the consolidated financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of available-for-sale securities, allowance for loan losses, estimated losses on foreclosed real estate, and accumulated depreciation for financial and income tax reporting. The deferred tax assets and liabilities

APPALACHIAN BANCSHARES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002

Note 1 — Summary of Significant Accounting Policies — Continued

represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets and liabilities are reflected at income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. The Company files consolidated income tax returns with its subsidiaries.

Stock-Based Compensation

At December 31, 2004, the Company had a stock-based employee compensation plan, which is more fully described in Note 18. Prior to 2003, the Company accounted for this plan under the recognition and measurement provisions of APB No. 25, Accounting for Stock Issued to Employees, and the related Interpretations. Accordingly, no stock-based compensation cost was included in net earnings for the year ended December 31, 2002, as all options granted under this plan had an exercise price equal to the market value of the underlying common stock on the date of grant. Effective January 1, 2003, the Company adopted the fair value recognition provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123, Accounting for Stock-Based Compensation, as provided by SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure. SFAS No. 148 allows for a prospective method of adoption of SFAS No. 123, whereby the Company can prospectively account for the current expense of options granted during 2003 and thereafter. Results of prior years have not been restated. The following table illustrates the effects on net income and earnings per share if the fair value based method had been applied to all outstanding awards in each period.

	Years Ended December 31,
	2004	2003	2002
Net Income, as reported	$4,047,014	$3,086,580	$2,668,008

Add: Stock-based compensation expense included in net income, net of related taxes	42,301	21,739	—
Deduct: Total stock-based employee compensation expense determined under the fair value method for all awards, net of related taxes	(60,293)	(63,350)	(106,367)
Pro Forma Net Income	$4,029,022	$3,044,969	$2,561,641

APPALACHIAN BANCSHARES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002

Note 1 — Summary of Significant Accounting Policies — Continued

	Years Ended December 31,
	2004	2003	2002
Basic Earnings per Common Share
As reported	$1.09	$0.86	$0.81
Pro Forma	1.08	0.84	0.78

Diluted Earnings per Common Share
As reported	1.04	0.81	0.76
Pro Forma	1.04	0.80	0.73

Weighted average fair value of options granted during the year	3.79	4.20	—

Assumptions:
Average risk free interest rate	4.07%	4.95%	—
Average expected volatility	21.30	22.53	—
Expected dividend yield	1.90	1.90	—
Expected life	7.5 years	7.5 years	—

The effects of applying SFAS No. 123 as amended by SFAS No. 148 for providing pro forma disclosures are not likely to be representative of the effects on reported earnings for future years, nor are the dividend estimates representative of commitments on the part of the Company’s Board.

Employee Benefit Plan

The Company has a 401(k) profit-sharing plan covering substantially all of its employees. Eligible participating employees may elect to contribute tax-deferred contributions. Company contributions to the plan are determined by the board of directors.

Intangibles

Intangibles consist primarily of goodwill, debt issuance costs, and noncompete agreements. The goodwill intangible represents a premium paid on the purchase of assets and deposit liabilities. The asset is stated at cost, net of accumulated amortization, which was provided using the straight-line method over the estimated useful life of 20 years, until the Financial Accounting Standards Board (the “FASB”) issued SFAS No. 142, Goodwill and Other Intangible Assets, in June 2001. Debt issuance costs represent costs incurred in the Trust Preferred transaction which is more fully discussed in Note 12. The noncompete intangible represents an amount paid to a former employee who agreed to certain stipulations concerning future employment spelled out in a noncompete agreement. The asset is stated at cost, net of accumulated amortization, which is provided using the straight-line method over the estimated useful life of 2 years.

The adoption of new accounting standards effective January 1, 2002 mandates the discontinuance of periodic amortization and requires the Company to measure the recorded goodwill for impairment as of January 1, 2002, and at least annually thereafter. The initial assessment of the Company’s intangible asset (Goodwill) as of January 1, 2002, and the annual assessments as of December 31, 2004 and 2003, indicate that no impairment of values existed at those dates.

Off-Balance Sheet Financial Instruments

In the ordinary course of business the Company has entered into off-balance sheet financial instruments consisting of commitments to extend credit, commitments under credit card arrangements, commercial letters

APPALACHIAN BANCSHARES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002

Note 1 — Summary of Significant Accounting Policies — Continued

of credit and standby letters of credit. Such financial instruments are recorded in the consolidated financial statements when they are funded. See Note 16 for a further discussion of these financial instruments.

The Company also has available as a source of short-term financing the purchase of federal funds from other commercial banks from an available line of up to $24 million and a line of credit with the Federal Home Loan Bank (the “FHLB”) of up to approximately $70,040,000 of which approximately $29,000,000 is available and unused, subject to proper collateralization.

Segment Information

All of the Company’s offices offer similar products and services, are located in the same geographic region, and serve the same customer segments of the market. As a result, management considers all units as one operating segment and therefore feels that the basic consolidated financial statements and related footnotes provide details related to segment reporting.

Reclassifications

Certain amounts in 2003 and 2002 have been reclassified to conform with the 2004 presentation.

Recently Issued Accounting Standards

In May 2003, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard (“SFAS”) No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires liability treatment for certain financial instruments which had previously been recognized as equity. The provisions of this statement are effective for financial instruments entered into or modified after May 31, 2003, and otherwise are effective at the beginning of the first interim period beginning after June 15, 2003. It is to be implemented by reporting the cumulative effect of a change in accounting principle for financial instruments created before May 15, 2003, and still existing at the beginning of the interim period of adoption. Restatement is not permitted. The adoption of the provisions of this statement did not have a material effect on the Company’s consolidated operating results or financial position.

In December 2003, the FASB revised previously issued SFAS No. 132, Employers’ Disclosures about Pensions and Other Postretirement. This statement revises employers’ disclosures about pension plans and other postretirement benefit plans. It does not change the measurement or recognition of those plans required by FASB Statements No. 87, Employers’ Accounting for Pensions, No. 88, Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits, and No. 106, Employers’ Accounting for Postretirement Benefits Other Than Pensions. This statement retains the disclosure requirements contained in FASB Statement No. 132, Employers’ Disclosures about Pensions and Other Postretirement Benefits, which it replaces. It requires additional disclosures to those in the original Statement 132 about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. The required information should be provided separately for pension plans and for other postretirement benefit plans. The provisions of this statement are effective for financial statements with fiscal years ending after December 15, 2003. The interim-period disclosures required by this statement are effective for interim periods beginning after December 15, 2003. The adoption of the provisions of this revised statement did not have a material effect on the Company’s consolidated operating results or financial position.

APPALACHIAN BANCSHARES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002

Note 1 — Summary of Significant Accounting Policies — Continued

In December 2003, the FASB revised previously issued Financial Interpretation No. (“FIN”) 46, Consolidation of Variable Interest Entities, which clarifies the application of Accounting Research Bulletin (“ARB”) 51, Consolidated Financial Statements, to certain entities (called variable interest entities) in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The reporting and disclosure requirements of this Interpretation are effective for all financial statements of public companies for the first period ending after December 15, 2003 and for all other types of entities for periods ending after March 15, 2004. The adoption of this interpretation did not have a material impact on the Company’s consolidated financial statements.

In December 2003, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position (“SOP”) 03-3, Accounting for Certain Loans or Debt Securities Acquired in a Transfer, which addresses the accounting for differences between contractual cash flows and expected cash flows for loans acquired in a transfer when those differences are attributable at least in part to a decline in credit quality. The scope of SOP 03-3 includes loans where there is evidence of deterioration in credit quality since origination, and includes loans acquired individually, in pools or as part of a business combination. Under SOP 03-3, the difference between expected cash flows and the purchase price is accreted as an adjustment to yield over the life. The Company does not expect the application of SOP 03-03 to have a material impact on our consolidated financial position or results of operations.

In March 2004, the Emerging Issues Task Force (“EITF”) reached a consensus on the remaining portions of EITF 03-01, The Meaning of Other-Than-Temporary Impairment and It’s Application to Certain Investments, effective for the first fiscal year or interim period beginning after June 15, 2004. EITF 03-01 provides guidance for determining when an investment is considered impaired, whether impairment is other-than-temporary, and measurement of an impairment loss. An investment is considered impaired if the fair value of the investment is less than its cost. Generally, an impairment is considered other-than-temporary unless: (1) the investor has the ability and intent to hold an investment for a reasonable period of time sufficient for an anticipated recovery of fair value up to (or beyond) the cost of the investment, and (2) evidence indicating that the cost of the investment is recoverable within a reasonable period of time outweighs evidence to the contrary. If impairment is determined to be other-than-temporary, then an impairment loss should be recognized equal to the difference between the investment’s cost and its fair value. Certain disclosure requirements of EITF 03-01 were adopted in 2003 and the Company began presenting the new disclosure requirements in its consolidated financial statements for the year ended December 31, 2003. The recognition and measurement provisions were initially effective for other-than-temporary impairment evaluations in reporting periods beginning after June 15, 2004. However in September 2004, the effective date of these provisions was delayed until the finalization of a FASB Staff Position to provide additional implementation guidance. Due to the recognition and measurement provisions being suspended and the final rule delayed, the Company is not able to determine whether the adoption of these new provisions will have a material impact on its consolidated financial position or results of operations.

In March 2004, the Securities and Exchange Commission issued Staff Accounting Bulletin (“SAB”) No. 105, Application of Accounting Principles to Loan Commitments. SAB 105 requires that the fair value measurement of mortgage loan commitments, which are derivatives, exclude any expected future cash flows related to the customer relationship or servicing rights. The guidance in SAB 105 must be applied to mortgage loan commitments entered into after March 31, 2004. The impact on the Company is not material given the declines in mortgage banking volume, but could be in the future. The impact is primarily the timing of when gains should be recognized in the consolidated financial statements.

APPALACHIAN BANCSHARES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002

Note 1 — Summary of Significant Accounting Policies — Continued

In December 2004, the FASB issued SFAS No. 123 (revised 2004), entitled Share-Based Payment (“SFAS No. 123R”) that will require compensation costs related to share-based payment transactions to be recognized in the financial statements. This Statement eliminates the alternative to use Opinion 25’s intrinsic value method of accounting that was provided in Statement 123 as originally issued. Under Opinion 25, issuing stock options to employees generally resulted in recognition of no compensation cost. This statement requires entities to recognize the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value of those awards (with limited exceptions). Recognition of that compensation cost helps users of financial statements to better understand the economic transactions affecting an entity and to make better resource allocation decisions. Effective January 1, 2003, the Company adopted the fair value recognition provisions of SFAS No. 123, Accounting for Stock-Based Compensation, as provided by SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure. SFAS No. 148 allows for a prospective method of adoption of SFAS No. 123, whereby the Company can prospectively account for the current expense of options granted during 2003 and thereafter. The Company is currently evaluating the provisions of SFAS No. 123R and will adopt it on July 1, 2005.

Earnings per Common Share

Basic earnings per common share are computed by dividing earnings available to stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflect per share amounts that would have resulted if dilutive potential common stock had been converted to common stock, as prescribed by SFAS No. 128, Earnings per Share. In July 2003, the Company issued a 10% stock dividend. All per share amounts included in these consolidated financial statements have been retroactively adjusted to give effect to this dividend. The following reconciles the weighted average number of shares outstanding:

	2004	2003	2002
Weighted average of common shares outstanding	3,724,095	3,609,728	3,277,787
Effect of dilutive options	161,395	199,897	230,232
Weighted average of common shares outstanding effected for dilution	3,885,490	3,809,625	3,508,019

APPALACHIAN BANCSHARES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002

Note 1 — Summary of Significant Accounting Policies — Continued

Comprehensive Income

Comprehensive income is generally defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. Comprehensive income is the total of net income and all other non-owner changes in equity. Items that are to be recognized under accounting standards as components of comprehensive income are displayed in statements of shareholders’ equity.

In the calculation of comprehensive income, certain reclassification adjustments are made to avoid double counting items that are displayed as part of net income for a period that also had been displayed as part of other comprehensive income in that period or earlier periods. The disclosure of the reclassification amounts and other details of other comprehensive income (loss) are as follows:

	Years Ended December 31,
	2004	2003	2002
Unrealized gains (losses) on securities
Unrealized holding gains (losses) arising during period	$(100,579)	$(46,701)	$873,750
Reclassification adjustments for (gains) losses included in net income	22,633	16,978	(285,525)
Net unrealized gains (losses)	(77,946)	(29,723)	588,225
Income tax related to items of other comprehensive income	26,501	10,107	(199,997)
Other comprehensive income (loss)	$(51,445)	$(19,616)	$388,228

Statements of Cash Flows

The Company includes cash, due from banks, and short-term investments as cash equivalents in preparing the consolidated statements of cash flows. The following is supplemental disclosure to the statements of cash flows for the three years ended December 31, 2004.

	Years Ended December 31,
	2004	2003	2002
Cash paid during the year for interest	$7,688,376	$8,562,106	$11,716,178
Cash paid during the year for income taxes	1,690,000	836,039	1,050,345

Non-cash Disclosures:
Loans transferred to foreclose real estate	1,563,178	1,517,302	1,477,804
Net increase (decrease) in unrealized gains and losses on securities available-for-sale	(77,946)	(29,723)	588,225
Proceeds from sales of foreclosed real estate financed through loans	793,442	532,192	294,290
Tax benefit of the exercise of non-qualified options	193,158	204,791	295,898

APPALACHIAN BANCSHARES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002

Note 2 — Discontinued Operations

In August 2002, the Company announced its intentions to terminate the operations of its subsidiary, Appalachian Information Management, Inc. (“AIM”). The operations of AIM ceased on November 12, 2002.

Disposition of the assets of the discontinued operations began in September 2002. At December 31, 2004, the remaining assets (primarily fixed assets and prepaid expenses) net of related reserves and other liabilities are included in premises and equipment and other assets in the accompanying consolidated statements of financial condition and continue to be held for productive use.

An impairment loss of approximately $43,000 was recognized by the Company in the year 2002 related to this discontinued function.

In light of the Company discontinuing the operations of AIM, its data processing provider, the Company signed a 5-year contract with Fiserv Solutions, Inc. to provide the Company with data processing services. The contract contains a 3-year renewable option along with a detailed fee schedule for the different services it is likely to perform.

Note 3 — Restrictions On Cash and Due From Bank Accounts

The Company is required to maintain average reserve balances either in vault cash or on deposit with the Federal Reserve Bank. At December 31, 2004 and 2003, the average amount of the required reserves was $623,000 and $302,000, respectively.

Note 4 — Securities

The carrying amounts of securities as shown in the consolidated statements of financial condition of the Company and their approximate fair values at December 31, 2004 and 2003 are presented below.

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Securities Available-for-Sale

December 31, 2004:
U.S. Government and agency securities	$31,982,618	$45,348	$283,784	$31,744,182
State and municipal securities	13,458,279	819,037	—	14,277,316
Mortgage-backed securities	14,934,714	45,047	52,937	14,926,824
Equity securities	3,706,400	—	—	3,706,400
	$64,082,011	$909,432	$336,721	$64,654,722
December 31, 2003:
U.S. Government and agency securities	$20,273,622	$69,052	$268,234	$20,074,440
State and municipal securities	13,572,237	782,726	—	14,354,963
Mortgage-backed securities	19,137,512	115,141	48,029	19,204,624
Equity securities	1,729,300	—	—	1,729,300
	$54,712,671	$966,919	$316,263	$55,363,327

At December 31, 2004, the Company’s available-for-sale securities reflected net unrealized gains of $572,711 that resulted in an increase in stockholders’ equity of $377,989 net of deferred tax liability. At December 31, 2003, the Company’s available-for-sale securities reflected net unrealized gains of $650,656, which resulted in an increase in stockholders’ equity of $429,434, net of deferred tax liability.

APPALACHIAN BANCSHARES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002

Note 4 — Securities — Continued

The following table shows the Company’s investments’ gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2004.

	Less Than 12 Months		12 Months or More		Total
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Securities Available-for-Sale
U.S. Government and agency securities	$15,217,628	$133,822	$5,797,158	$149,962	$21,014,786	$283,784
Mortgage-backed securities	10,496,622	52,937	—	—	10,496,622	52,937
	$25,714,250	$186,759	$5,797,158	$149,962	$31,511,408	$336,721

Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. The losses are in four securities that are insured agencies of the United States Government and the losses can be attributable to changes in interest rates. Because the declines in value are not attributed to credit quality and the Company has the ability and intent to hold the securities until a market price recovery or maturity, these investments are not considered other-than-temporarily impaired.

The contractual maturities of securities available-for-sale at December 31, 2004 are shown as follows. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Estimated Fair Value
Securities Available-for-Sale
Due in one year or less	$—	$—
Due after one year through five years	29,536,735	29,319,713
Due after five years through ten years	6,688,875	6,825,309
Due after ten years	24,150,001	24,803,300
Equity securities	3,706,400	3,706,400
	$64,082,011	$64,654,722

Mortgage-backed securities have been included in the maturity table based upon the guaranteed payoff date of each security.

APPALACHIAN BANCSHARES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002

Note 4 — Securities — Continued

Gross realized gains and losses on the sale of securities available-for-sale for each of the three years in the period ended December 31, 2004, were as follows:

	2004	2003	2002
Gross realized gains	$—	$24,243	$290,227
Gross realized losses	22,633	41,221	4,702

Equity securities include a restricted investment in Federal Home Loan Bank stock, which must be maintained to secure the available line of credit. The amount of investment in this stock amounted to $2,670,400 and $1,543,300 at December 31, 2004 and 2003, respectively. In addition to the restricted investment in Federal Home Loan Bank, the Company also had an investment of $850,000 in Federal Home Loan Bank preferred stock in 2004. Equity securities also include an investment in Appalachian Capital Trust I. The amount of investment in the trust amounted to $186,000 at December 31, 2004 and 2003.

The carrying value of investment securities pledged to secure public funds on deposit, securities sold under agreements to repurchase, and for other purposes as required by law amounted to $44,354,611 and $24,912,754 at December 31, 2004 and 2003, respectively.

Note 5 — Loans

The Company grants loans to customers primarily in the North Georgia area. The major classifications of loans as of December 31, 2004 and 2003 were as follows:

	December 31,
	2004	2003
Commercial, financial and agricultural	$31,919,880	$34,613,388
Real estate — construction	145,587,858	104,619,438
Real estate — mortgage	173,954,978	166,597,728
Consumer	20,956,568	20,534,760
Other loans	4,932,217	5,941,132
	377,351,501	332,306,446
Allowance for loan losses	(4,348,618)	(3,609,794)
Net loans	$373,002,883	$328,696,652

Total loans which the Company considered to be impaired at December 31, 2004 and 2003 were $1,524,541 and $1,126,727, respectively. All of these loans were on nonaccrual status and had related allowances of $546,016 and $169,009, respectively. Impaired loans consisted primarily of real estate — mortgage loans as of December 31, 2004 and 2003. The average recorded investment in impaired loans for the years ended December 31, 2004 and 2003 was approximately $1,353,000 and $2,248,000, respectively. No material amount of interest income was recognized on impaired loans for the years ended December 31, 2004 and 2003. For the year ended December 31, 2004, the difference between gross interest income that would have been recorded in such period if the nonaccruing loans had been current in accordance with their original terms and the amount of interest income on those loans that was included in such period’s net income was approximately $89,000. In the year ended December 31, 2003, the amount was $148,000.

The Company has no commitments to loan additional funds to the borrowers of nonaccrual loans.

At December 31, 2004 and 2003, the Company had loans past due 90 days or more and still accruing interest of $34,263 and $520,741, respectively.

APPALACHIAN BANCSHARES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002

Note 5 — Loans — Continued

Commercial and residential real estate loans pledged to secure Federal Home Loan Bank advances and letters of credit amounted to $64,349,607 and $57,189,899 at December 31, 2004 and 2003, respectively.

Note 6 — Allowance for Loan Losses

Changes in the allowance for loan losses for each of the three years ended December 31, 2004, 2003 and 2002 are as follows:

	December 31,
	2004	2003	2002
Balance at beginning of year	$3,609,794	$3,237,898	$2,995,362
Charge-offs	(555,779)	(1,207,788)	(816,701)
Recoveries	59,496	114,684	31,237
Net charge-offs	(496,283)	(1,093,104)	(785,464)
Provision for loan losses	1,235,107	1,465,000	1,028,000
Balance at end of year	$4,348,618	$3,609,794	$3,237,898

Note 7 — Premises and Equipment

Premises and equipment were as follows:

	December 31,
	2004	2003
Land	$3,853,534	$2,080,417
Buildings and improvements	7,060,222	4,778,078
Furniture and equipment	4,083,395	3,514,899
Computer equipment and software	1,429,038	1,305,985
Automobiles	175,971	175,524
Construction in progress	272,637	676,613
	16,874,797	12,531,516
Allowance for depreciation	(3,886,157)	(3,369,864)
	$12,988,640	$9,161,652

The provision for depreciation charged to occupancy and furniture and equipment expense for the years ended December 31, 2004, 2003 and 2002 was $866,108, $784,918 and $679,960, respectively.

APPALACHIAN BANCSHARES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002

Note 8 — Intangibles

Acquired goodwill and other intangible assets as of December 31, 2004 and 2003 are detailed as follows:

Amortizable Intangibles

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
As of December 31, 2004:
Debt issuance costs	$170,000	$45,333	$124,667
Total	$170,000	$45,333	$124,667
As of December 31, 2003:
Noncompete agreements	$165,000	$158,125	$6,875
Debt issuance costs	170,000	11,333	158,667
Total	$335,000	$169,458	$165,542

Aggregate amortization expense for amortizable intangible assets for the years ended December 31, 2004, 2003 and 2002 was $40,875, $93,831 and $75,627, respectively. Estimated annual amortization expense for the following years ending December 31 is as follows:

	2005	2006	2007	2008	2009
Estimated annual amortization expense	$34,000	$34,000	$34,000	$22,667	$—

Acquired Goodwill:

	2004	2003
Goodwill from bank acquisition	$1,991,891	$1,991,891

APPALACHIAN BANCSHARES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002

Note 9 — Deposits

The aggregate amounts of time deposits of $100,000 or more, including certificates of deposit of $100,000 or more at December 31, 2004 and 2003 were $108,687,921 and $86,556,043, respectively. Time deposits of less than $100,000 totaled $92,340,003 and $98,250,531 at December 31, 2004 and 2003, respectively. Demand deposits reclassified as loan balances as of December 31, 2004 and 2003 amounted to $143,076 and $117,253, respectively.

The maturities of time certificates of deposit and other time deposits issued by the Company at December 31, 2004, are as follows:

Time Certificates of Deposit
Years ending December 31,
2005	$153,951,983
2006	34,371,651
2007	7,011,020
2008	1,616,818
2009	4,076,452
$201,027,924

Note 10 — Short-term Borrowings

Short-term borrowings at December 31, 2004 and 2003 consist of the following:

	2004	2003
Federal funds purchased	$—	$3,000,000
Securities sold under agreements to repurchase	6,263,790	4,085,992
FHLB line of credit	9,205,750	5,000,000
	$15,469,540	$12,085,992

Securities sold under agreements to repurchase are reflected at the amount of cash received in connection with the transaction. Information concerning securities sold under agreements to repurchase is summarized as follows:

	2004	2003
Average balance during the year	$6,093,745	$5,488,443
Average interest rate during the year	1.36%	1.23%
Maximum month-end balance during the year	$13,018,035	$8,211,269

U.S. Agency, municipal and mortgage-backed securities underlying the agreements at year end:

Carrying value	$5,296,047	$5,887,249
Estimated fair value	5,296,047	5,887,249

APPALACHIAN BANCSHARES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002

Note 11 — Long-term Debt

At December 31, 2004 and 2003, the Company had notes payable totaling $31,950,000 and $25,692,858, respectively.

Long-term debt consists of the following at December 31:

	2004	2003
Notes payable on line of credit at FHLB, with varying maturities; from June 2005 through December 2014, interest rate varies from 1.81% to 6.93%, secured by residential mortgages	$31,950,000	$25,692,858

Maturities of long-term debt following December 31, 2004 are as follows:

Years ending December 31,
2005	$4,600,000
2006	2,300,000
2007	3,500,000
2008	6,550,000
2009	5,000,000
Thereafter	10,000,000
$31,950,000

Note 12 — Subordinated Long-term Capital Notes

On August 28, 2003, Appalachian Capital Trust I (“the Trust”), a Delaware statutory trust established by the Company, received $6,000,000 principal amount of the Trust’s floating rate cumulative trust preferred securities (the “Trust Preferred Securities”) in a trust preferred private placement. The proceeds of that transaction were then used by the Trust to purchase an equal amount of floating rate-subordinated debentures (the “Subordinated Debentures”) of the Company. The Company has fully and unconditionally guaranteed all obligations of the Trust on a subordinated basis with respect to the Trust Preferred Securities. In accordance with the provisions of FIN 46R, the Company accounts for the Trust Preferred Securities as a long-term debt liability to the Trust in the amount of $6,186,000. Subject to certain limitations, the Trust Preferred Securities qualify as Tier 1 capital.

The sole asset of the Trust is the Subordinated Debentures issued by the Company. Both the Trust Preferred Securities and the Subordinated Debentures have approximately 30-year lives. However, both the Company and the Trust have options to call their respective securities after five years, subject to regulatory capital requirements.

Note 13 — Shareholders’ Equity

At December 31, 2004 and 2003, shareholders’ equity of the Company consisted of the following:

Preferred Stock:  At December 31, 2004 and 2003, 20,000,000 shares authorized, none issued and none outstanding.

Common Stock:  At December 31, 2004, 20,000,000 shares authorized, 3,840,572 shares issued and 3,764,599 outstanding with a par value of $0.01 per share. At December 31, 2003, 20,000,000 shares authorized, 3,734,686 shares issued and 3,658,713 outstanding with a par value of $0.01 per share.

APPALACHIAN BANCSHARES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002

Note 13 — Shareholders’ Equity — Continued

Paid-in Capital:  Represents the funds received in excess of par value upon the issuance of stock, net of issuance costs, tax benefits of non-statutory stock options and the capitalization out of retained earnings of stock dividends.

Retained Earnings:  Represents the accumulated net earnings of the Company less capitalized stock dividends.

Accumulated Other Comprehensive Income: Represents the change in equity during each period from the effects of unrealized holding gains and losses on securities available-for-sale, net of tax.

Treasury Stock: Represents 75,973 shares of common stock at December 31, 2004 and 2003, at cost.

In 2004, the Company issued 33,546 shares of stock to its 401(k) Plan for aggregrate proceeds of $503,191. In addition, the effects of the stock-based compensation expense as well as the exercise of 72,340 options during 2004 increased equity by $502,209, including tax benefit.

In 2003, the Company purchased 3,660 shares of its common stock for a cost of $54,900, which were added to treasury stock at cost. The Company also sold 128,240 shares of its treasury stock for $1,923,601. In addition, 82,170 options were exercised for an amount equaling $529,330, including tax benefit. A 10% stock dividend of 332,826 shares was also issued in 2003.

In 2002, the Company issued 12,859 shares of stock (retroactively adjusted for 10% stock dividend in 2003) to its 401(k) Plan for aggregate proceeds of $163,660. The Company also sold 52,447 shares of its treasury stock for aggregate proceeds of $786,705. In addition, 198,880 options (retroactively adjusted for 10% stock dividend in 2003) were exercised for aggregate proceeds of $1,021,498, including tax benefit.

The Company is required to maintain minimum amounts of capital to total “risk weighted” assets, as defined by the banking regulators. The Company’s ratios as of December 31, 2004 and 2003 are disclosed in the regulatory matters note following (see Note 19).

The board of directors of any state-chartered bank in Georgia may declare and pay cash dividends on its outstanding capital stock without any request for approval of the Bank’s regulatory agency if the following conditions are met:

1.	Total classified assets at the most recent examination of the Bank do not exceed 80% of equity capital.

2.	The aggregate amount of dividends declared in the calendar year does not exceed 50% of the prior year’s net income.

3.	The ratio of equity capital to adjusted assets shall not be less than 6%.

As of December 31, 2004, the Bank could declare dividends of approximately $2,355,000 without regulatory consent, subject to the Bank’s compliance with regulatory capital restrictions. It is anticipated that any such dividends would be used for the payment of long-term debt service.

APPALACHIAN BANCSHARES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002

Note 14 — Other Operating Expenses

Other operating expenses consist of the following:

	2004	2003	2002
Professional fees	$987,499	$948,335	$675,728
Advertising	782,072	516,036	566,684
Data processing	536,713	569,915	83,572
Director and committee fees	426,505	314,500	306,282
Stationery and supplies	367,507	337,712	307,937
Education	262,190	196,231	95,107
Postage	163,254	150,268	163,746
Taxes and licenses	159,515	275,528	157,459
FDIC and state assessments	101,191	178,917	77,503
Correspondent bank charges	91,251	90,461	77,829
Insurance	71,914	185,182	118,670
Dues and subscriptions	58,182	40,403	45,594
Checking account expense	44,924	41,311	60,286
Amortization	40,875	93,833	75,624
Other	906,154	535,624	497,825
Total other operating expenses	$4,999,746	$4,474,256	$3,309,846

Note 15 — Income Taxes

Federal and state income taxes receivable (payable) as of December 31, 2004 and 2003 included in other assets and other liabilities were as follows:

	2004	2003
Current
Federal	$73,358	$151,850
State	59,763	(89,939)

The components of the net deferred income tax asset included in other assets are as follows:

	2004	2003
Deferred tax asset:
Federal	$1,216,681	$984,391
State	110,632	87,399
Total deferred income tax asset	1,327,313	1,071,790
Deferred tax liability:
Federal	(727,825)	(537,179)
State	(65,210)	(48,834)
Total deferred income tax liability	(793,035)	(586,013)
Net deferred tax asset	$534,278	$485,777

APPALACHIAN BANCSHARES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002

Note 15 — Income Taxes — Continued

The tax effects of each type of income and expense item that gave rise to deferred taxes are:

	2004	2003
Net unrealized gains on securities available-for-sale	$(194,722)	$(221,223)
Depreciation	(595,580)	(364,790)
Allowance for loan losses	1,223,341	975,477
Deferred compensation	103,947	68,277
Other	(2,708)	28,036
	$534,278	$485,777

The components of income tax expense (benefit) for the years 2004, 2003 and 2002 are as follows:

	2004	2003	2002
Current
Federal	$1,717,676	$1,150,739	$960,471
State	189,656	122,576	94,469

Deferred
Federal	(18,000)	(19,000)	(45,000)
State	(4,000)	(1,000)	(4,000)
	$1,885,332	$1,253,315	$1,005,940

Tax effects of securities transactions resulted in an increase (decrease) in income taxes for 2004, 2003 and 2002 of approximately $(7,695), $(5,773) and $97,079, respectively.

The principal reasons for the difference in the effective tax rate and the federal statutory rate are as follows for the years ended December 31, 2004, 2003 and 2002.

	2004	2003	2002
Statutory federal income tax rate	34.0%	34.0%	34.0%

Effect on rate of:
Tax-exempt securities	(3.7)	(5.4)	(7.3)
Tax-exempt loans	(0.2)	(1.0)	(1.0)
Interest expense disallowance	0.3	0.5	0.9
State income tax, net of federal tax	2.1	1.9	1.6
Other	(0.7)	(1.1)	(0.8)
Effective income tax rate	31.8%	28.9%	27.4%

Note 16 — Commitments and Contingencies

In the normal course of business, the Bank offers a variety of financial products to its customers to aid them in meeting their requirements for liquidity, credit enhancement, and interest rate protection. Generally accepted accounting principles recognize these transactions as contingent liabilities and, accordingly, they are not reflected in the Consolidated Financial Statements. Commitments to extend credit, credit card arrangements, commercial letters of credit, and standby letters of credit all include exposure to some credit loss in the event of nonperformance of the customer. The Bank uses the same credit policies and underwriting procedures for making off-balance sheet credit commitments and financial guarantees as it does for on-balance sheet extensions of credit. Because these instruments have fixed maturity dates, and because many of them

APPALACHIAN BANCSHARES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002

Note 16 — Commitments and Contingencies — Continued

expire without being drawn upon, they do not generally present any significant liquidity risk to the Bank. Management conducts regular reviews of these instruments on an individual customer basis, and the results are considered in assessing the adequacy of the Bank’s allowance for loan losses. Management does not anticipate any material losses as a result of these commitments.

Following is a discussion of these commitments:

Standby Letters of Credit:  These agreements are used by the Bank’s customers as a means of improving their credit standings in their dealings with others. Under these agreements, the Bank agrees to honor certain financial commitments in the event that its customers are unable to do so. The amount of credit risk involved in issuing letters of credit in the event of nonperformance by the other party is the contract amount. As of December 31, 2004 and 2003, the Bank has issued standby letters of credit of approximately $1,403,000 and $1,111,000. The Bank records the contract amount of the letters of credit as an asset and records a corresponding liability in the same amount until the letters of credit are exercised. Upon exercise, the amount is recorded as a loan.

Loan Commitments:  As of December 31, 2004 and 2003, the Bank had commitments outstanding to extend credit totaling approximately $59,005,000 and $43,436,000, respectively. These commitments generally require the customers to maintain certain credit standards. Management does not anticipate any material losses as a result of these commitments.

Litigation:  The Bank is party to litigation and claims arising in the normal course of business. Management, after consultation with legal counsel, believes that the liabilities, if any, arising from such litigation and claims are not material to the consolidated financial statements.

Contract:  On November 10, 2004, the Company’s wholly owned subsidiary, Appalachian Community Bank, entered into an agreement for construction of the Bank’s new operations building in Ellijay, Georgia. The total cost of the construction of the building is expected to be approximately $2,715,000. The building is expected to be completed in December 2005.

Note 17 — Concentrations of Credit

All of the Bank’s loans, commitments and standby letters of credit have been granted to customers in the Bank’s market area. Substantially all such customers are depositors of the Bank. The concentrations of credit by type of loan are set forth in Note 6. The commitments to extend credit relate primarily to unused real estate draw lines. Commercial and standby letters of credit were granted primarily to commercial borrowers.

The Bank maintains its cash accounts at various commercial banks in Georgia. The total cash balances are insured by the FDIC up to $100,000. Total uninsured balances held at other commercial banks amounted to $556,213 and $397,576 at December 31, 2004 and 2003, respectively.

Note 18 — Stock Option Plans

The Company has adopted its 1997 Employee Stock Incentive Plan and its 1997 Directors’ Non-qualified Stock Option Plan and the 2003 Stock Option Plan under which it has granted statutory and nonstatutory stock options to certain directors and employees. The options granted provide for these directors and employees to purchase shares of the Company’s $0.01 par value common stock at the market value at the dates of grant. The options granted may be exercised within ten years from the dates of grant subject to vesting requirements.

The following sets forth certain information regarding stock options for the years ended December 31, 2004, 2003 and 2002. Stock option shares and prices have been adjusted to reflect the effects of the 10% stock dividend in 2003.

APPALACHIAN BANCSHARES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002

Note 18 — Stock Option Plans — Continued

Fixed Options

	2004		2003		2002
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	433,140	$5.65	502,810	$5.11	702,790	$4.71
Granted	5,000	15.00	18,000	13.92	—	—
Exercised	(72,340)	3.68	(82,170)	3.69	(198,880)	3.65
Forfeited	(5,500)	12.73	(5,500)	13.64	(1,100)	13.64
Outstanding at end of year	360,300	6.07	433,140	5.65	502,810	5.11
Exercisable at end of year	325,660	5.29	362,780	4.57	417,230	4.18
Weighted average fair value of options granted	$3.79		$4.20		$—

Information pertaining to options outstanding at December 31, 2004 is as follows:

	Outstanding Number	Expiration Date	Options Exercisable
09/09/04 Options with an Exercise Price of $15.00	5,000	09/09/14	5,000
10/07/03 Options with an Exercise Price of $15.00	2,500	10/07/03	500
07/01/03 Options with an Exercise Price of $15.00	10,000	07/01/13	2,000
01/16/03 Options with an Exercise Price of $12.73	5,500	01/16/13	1,100
07/10/01 Options with an Exercise Price of $12.73	49,500	07/10/11	29,700
06/30/00 Options with an Exercise Price of $13.64	2,200	06/30/10	1,760
06/22/99 Options with an Exercise Price of $5.45	85,660	06/22/09	85,660
06/01/97 Options with an Exercise Price of $3.64	199,940	06/01/07	199,940
Total Options Issued	360,300		325,660

The Company’s options outstanding have a weighted average contractual life of 3.89 years.

Note 19 — Regulatory Matters

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company and the Bank and the consolidated financial statements. Under capital adequacy guidelines and the regulatory framework from prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 Capital (as defined in the regulations) to risk weighted assets (as defined), and of Tier 1 Capital (as defined) to average assets (as defined). Management believes, as of December 31, 2004, that the Company and the Bank met all capital adequacy requirements to which they are subject.

APPALACHIAN BANCSHARES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002

Note 19 — Regulatory Matters — Continued

As of December 31, 2004, the most recent notification from the applicable regulatory agencies categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To become well capitalized the Company the Bank must maintain minimum Total Capital, Tier 1 Capital and Tier 1 Leverage ratios as set forth in the table below.

The Company’s and Bank’s actual capital amounts and ratios are also presented in the table.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)
As of December 31, 2004:
Total Capital
Consolidated	$44,062	11.45%	$30,788	8.00%	N/A	N/A
Appalachian Community Bank	41,586	10.82	30,752	8.00	$38,440	10.00%
Tier 1 Capital
Consolidated	39,713	10.32	15,394	4.00	N/A	N/A
Appalachian Community Bank	37,237	9.69	15,376	4.00	23,064	6.00
Tier 1 Leverage
Consolidated	39,713	8.53	18,618	4.00	N/A	N/A
Appalachian Community Bank	37,237	8.01	18,597	4.00	23,246	5.00

As of December 31, 2003:
Total Capital
Consolidated	$38,291	11.55%	$26,531	8.00%	N/A	N/A
Appalachian Community Bank	36,130	10.91	26,491	8.00	$33,114	10.00%
Tier 1 Capital
Consolidated	34,681	10.46	13,266	4.00	N/A	N/A
Appalachian Community Bank	32,520	9.82	13,246	4.00	19,869	6.00
Tier 1 Leverage
Consolidated	34,681	8.58	16,167	4.00	N/A	N/A
Appalachian Community Bank	32,520	8.30	15,663	4.00	19,579	5.00

Note 20 — Employee Benefit Plan

The Company adopted a defined contribution plan covering substantially all employees; that is qualified under Section 401(k) of the Internal Revenue Code. Under the provisions of the plan, eligible participating employees may elect to contribute up to the maximum amount of tax deferred contribution allowed by the Internal Revenue Code. Employer and employee contributions may be made in the form of cash or Company stock. The Company’s contribution to the plan is determined by its board of directors. The Company made discretionary cash contributions to the plan of approximately $313,200 in 2004, $300,238 in 2003 and $215,353 in 2002.

The Company also has a non-qualified deferred compensation plan covering certain employees and directors. Certain directors have a non-qualified director fee deferral plan.

APPALACHIAN BANCSHARES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002

Note 20 — Employee Benefit Plan — Continued

The following table summarizes the benefit obligation, and expense of the plans:

	2004	2003	2002
Change in Benefit Obligation:
Benefit obligation at beginning of year	$191,088	$157,757	$145,392
Service cost	62,155	—	—
Interest cost	13,898	11,731	11,173
Participant contributions	21,600	21,600	21,600
Benefits paid	—	—	(20,408)
Benefit obligation at end of year	$288,741	$191,088	$157,757

The Company also has purchased single premium life insurance policies on certain directors and employees of the bank. The Company is the owner of the policies and the related cash surrender values thereon. The difference in the face value and the cash surrender value of the policies is payable to the employees’ designated beneficiary. Policies with an aggregate cost of $5,000,000 were purchased in 2004. There were no policies purchased in 2003. The cash surrender values recorded as an asset of the bank at December 31, 2004 and 2003 amounted to $7,833,450 and $2,592,416, respectively.

Note 21 — Leases

The Company has a number of operating lease agreements, involving land, buildings and equipment. These leases are noncancellable and expire on various dates through the year 2028. The leases provide for renewal options and generally require the Company to pay maintenance, insurance and property taxes. For the years ended December 31, 2004, 2003 and 2002, rental expense for operating leases was approximately $90,248, $81,500 and $68,412, respectively.

Future minimum lease payments under noncancellable operating leases at December 31, 2004, are as follows:

Years Ending December 31,
2005	$47,685
2006	36,385
2007	35,998
2008	35,074
2009	35,763
Thereafter	819,263
Total minimum lease payments	$1,010,168

APPALACHIAN BANCSHARES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002

Note 22 — Related Party Transactions

Loans:  Certain directors, executive officers and principal shareholders, including their immediate families and associates were loan customers of the Bank during 2004 and 2003. Such loans are made in the ordinary course of business at normal credit terms, including interest rates and collateral and do not represent more than a normal risk of collection. A summary of activity and amounts outstanding are as follows:

	2004	2003
Balance at Beginning of Year	$7,988,488	$7,821,358
New loans	11,237,794	1,273,989
Repayments	(5,754,205)	(238,937)
Participations sold	(2,234,343)	(1,011,183)
Change in related parties	—	143,261
Balance at End of Year	$11,237,734	$7,988,488

Deposits:  Deposits held from related parties were $3,117,444 and $2,224,390 at December 31, 2004 and 2003, respectively.

Lease:  The Bank leases a facility from a partnership which includes directors of the Bank. The lease commenced in May 2001 and had an initial term of 24 months. The Bank exercised its option to renew this lease during 2003 for a period of one year for an annual expense of $33,000. The lease expired in May 2004. The Bank continues to lease this property on a month-to-month basis. The Bank is currently subleasing this property to an unrelated party.

Construction contract:  During 2004, the Bank used as a construction contractor, a company owned by one of the directors of the Company. Amounts paid to this construction contractor in 2004 amounted to $309,791. Also in 2004, the Bank committed to projects with this construction contractor for approximately $431,000, to be paid in 2005.

Note 23 — Litigation

While the Company and its subsidiaries are party to various legal proceedings arising from the ordinary course of business, management believes after consultation with legal counsel that there are no proceedings threatened or pending against the Company that will, individually or in the aggregate, have a material adverse effect on the business or financial condition of the Company.

Note 24 — Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and Short-term Investments:  For those short-term instruments, the carrying amount is a reasonable estimate of fair value.

Securities:  For securities and marketable equity securities held for investment purposes, fair values are based on quoted market prices or dealer quotes. For other securities held as investments, fair value equals quoted market price, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Loans:  For certain homogeneous categories of loans, such as some residential mortgages, credit card receivables, and other consumer loans, fair value is estimated using the quoted market prices for securities backed by similar loans, adjusted for differences in loan characteristics. The fair value of other types of loans

APPALACHIAN BANCSHARES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002

Note 24 — Fair Value of Financial Instruments — Continued

is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Accrued Interest Receivable:  The carrying amount of accrued interest receivable approximates its fair value.

Deposits:  The fair value of demand deposits, savings accounts, and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposit of similar remaining maturities.

Accrued Interest Payable:  The carrying amount of accrued interest payable approximates its fair value.

Short-term Borrowings:  The fair value of short-term borrowings, including securities sold under agreements to repurchase, is estimated to be approximately the same as the carrying amount.

Long-term Debt:  Rates currently available to the Company for debt with similar terms and remaining maturities are used to estimate fair value of existing debt.

Commitments to Extend Credit, Letters of Credit, and Financial Guarantees Written:  The fair value of commitments and letters of credit is estimated to be approximately the fees charged for these arrangements.

APPALACHIAN BANCSHARES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002

Note 24 — Fair Value of Financial Instruments — Continued

The estimated fair values of the Company’s financial instruments as of December 31, 2004 and 2003 are as follows:

	2004		2003
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In thousands)
Financial Assets
Cash and short-term investments	$7,513	$7,513	$7,391	$7,391
Securities	64,655	64,655	55,363	55,363
Loans	377,352	377,116	332,306	332,859
Accrued interest receivable	2,902	2,902	2,290	2,290
Total Financial Assets	$452,422	$452,186	$397,350	$397,903
Financial Liabilities
Deposits	$381,498	$367,583	$332,919	$324,654
Short-term borrowings	15,470	15,470	12,086	12,086
Accrued interest payable	540	540	671	671
Long-term debt	38,136	38,048	31,879	34,022
Total Financial Liabilities	$435,644	$421,641	$377,555	$371,433
Unrecognized financial instruments
Commitments to extend credit	$59,005	$236	$43,436	$326
Standby letters of credit	1,403	6	1,111	8
Total Unrecognized Financial Instruments	$60,408	$242	$44,547	$334

APPALACHIAN BANCSHARES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002

Note 25 — Condensed Parent Information

Statements of Financial Condition

	December 31,
	2004	2003
Assets
Cash and due from banks	$2,150,693	$1,146,218
Investment in subsidiaries (equity method) eliminated upon consolidation	39,607,384	34,948,116
Securities available-for-sale	186,000	186,000
Other assets	498,721	1,127,252
Total Assets	$42,442,798	$37,407,586
Liabilities and Shareholders’ Equity
Subordinated long-term capital notes	$6,186,000	$6,186,000
Other liabilities	173,476	139,233
Total Liabilities	6,359,476	6,325,233
Total Shareholders’ Equity	36,083,322	31,082,353
Total Liabilities and Shareholders’ Equity	$42,442,798	$37,407,586

Statements of Income

	Years ended December 31,
	2004	2003	2002
Income
Interest	$—	$—	$—
Dividends from subsidiaries — eliminated upon consolidation	—	—	—
Other income	9,638	—	—
	9,638	—	—
Expenses
Interest	283,600	201,454	205,218
Other expenses	755,571	729,245	496,725
	1,039,171	930,699	701,943
Loss before income taxes and equity in undistributed earnings of subsidiaries	(1,029,533)	(930,699)	(701,943)
Income tax benefits	365,835	378,685	257,277
Loss before equity in undistributed earnings of subsidiaries	(663,698)	(552,014)	(444,666)
Equity in undistributed earnings of subsidiaries	4,710,712	3,638,594	3,112,674
Net Income	$4,047,014	$3,086,580	$2,668,008

APPALACHIAN BANCSHARES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002

Note 25 — Condensed Parent Information — Continued

Statements of Cash Flow

	Years ended December 31,
	2004	2003	2002
Operating Activities
Net Income	$4,047,014	$3,086,580	$2,668,008
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in undistributed income of subsidiaries	(4,710,712)	(3,638,594)	(3,112,674)
Increase (decrease) in accrued interest payable	(36,938)	85,200	—
Other	892,869	(483,620)	(272,079)
Net Cash Provided by (Used In) Operating Activities	192,233	(950,434)	(716,745)
Investing Activities
Investment in preferred securities trust	—	(186,000)	—
Capital injection in subsidiaries	—	(1,500,000)	(1,150,000)
Net Cash Used In Investing Activities	—	(1,686,000)	(1,150,000)
Financing Activities
Proceeds from issuance of subordinated long-term capital notes	—	6,186,000	—
Repayment of long-term debt	—	(4,600,000)	—
Proceeds from issuance of common stock	769,941	302,800	889,260
Purchases of treasury stock	—	(54,900)	—
Compensation associated with issuance of options	42,301	21,739	—
Proceeds from issuance of treasury stock	—	1,923,601	—
Cash paid in lieu of fractional shares on stock dividend	—	(1,931)	786,705
Net Cash Provided By Financing Activities	812,242	3,777,309	1,675,965
Net Increase (Decrease) in Cash and Cash Equivalents	1,004,475	1,140,875	(190,780)
Cash and Cash Equivalents at Beginning of Year	1,146,218	5,343	196,123
Cash and Cash Equivalents at End of Year	$2,150,693	$1,146,218	$5,343
Cash paid during the year for:
Interest	$320,538	$116,254	$205,218

APPALACHIAN BANCSHARES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002

Note 26 — Quarterly Results of Operations (Unaudited)

Selected quarterly results of operations for the four quarters of each of the years ended December 31, 2004, 2003 and 2002 are as follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
	(In thousands except per share data)
2004:
Total interest income	$6,026	$6,260	$6,536	$6,914	$25,736
Total interest expense	1,739	1,793	1,927	2,099	7,558
Provision for loan losses	360	291	274	310	1,235
Net interest income after provision for loan losses	3,927	4,176	4,335	4,505	16,943
Securities gains (losses)	—	(23)	—	—	(23)
Total noninterest income	675	706	726	745	2,852
Total noninterest expense	3,279	3,437	3,508	3,616	13,840
Income tax expense	427	442	485	531	1,885
Net income	896	980	1,068	1,103	4,047

Per Common Share:
Basic earnings	0.24	0.26	0.29	0.30	1.09
Diluted earnings	0.23	0.25	0.27	0.29	1.04

2003:
Total interest income	$5,727	$5,764	$5,727	$5,872	$23,090
Total interest expense	2,416	2,234	1,897	1,710	8,257
Provision for loan losses	360	360	385	360	1,465
Net interest income after provision for loan losses	2,951	3,170	3,445	3,802	13,368
Securities gains (losses)	(17)	—	—	—	(17)
Total noninterest income	639	733	723	625	2,720
Total noninterest expense	2,690	2,966	3,006	3,069	11,731
Income tax expense	256	291	365	341	1,253
Net income	627	646	797	1,017	3,087

Per Common Share:
Basic earnings	0.18	0.18	0.22	0.28	0.86
Diluted earnings	0.17	0.17	0.21	0.26	0.81

2002:
Total interest income	$5,455	$5,614	$5,883	$5,940	$22,892
Total interest expense	2,890	2,825	2,827	2,883	11,425
Provision for loan losses	146	216	306	360	1,028
Net interest income after provision for loan losses	2,419	2,573	2,750	2,697	10,439
Securities gains (losses)	20	7	1	258	286
Total noninterest income	602	721	881	447	2,651
Total noninterest expense	2,095	2,594	2,605	2,408	9,702
Income tax expense	295	245	351	115	1,006
Net income	651	462	676	879	2,668

Per Common Share:
Basic earnings	0.20	0.14	0.21	0.26	0.81
Diluted earnings	0.18	0.13	0.19	0.26	0.76

APPALACHIAN BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
June 30, 2005 (Unaudited) and December 31, 2004

	June 30, 2005 (Unaudited)	December 31, 2004
Assets
Cash and due from banks	$14,361,360	$4,953,563
Interest-bearing deposits with other banks	4,224,928	403,532
Federal funds sold	767,000	2,156,000
Cash and Cash Equivalents	19,353,288	7,513,095

Securities available-for-sale	64,007,037	64,654,722

Loans, net of unearned income	409,189,884	377,351,501
Allowance for loan losses	(4,936,180)	(4,348,618)
Net Loans	404,253,704	373,002,883
Premises and equipment, net	13,893,795	12,988,640
Accrued interest	3,291,952	2,901,737
Cash surrender value on life insurance	7,971,437	7,833,450
Intangibles, net	2,099,558	2,116,558
Other assets	1,621,344	1,800,043
Total Assets	$516,492,115	$472,811,128

Liabilities and Shareholders’ Equity

Liabilities
Noninterest-bearing deposits	$45,894,864	$32,896,346
Interest-bearing deposits	378,207,617	348,601,825
Total Deposits	424,102,481	381,498,171
Short-term borrowings	14,272,750	15,469,540
Accrued interest	569,134	540,217
Long-term debt	30,950,000	31,950,000
Subordinated long-term capital notes	6,186,000	6,186,000
Other liabilities	1,864,878	1,083,878
Total Liabilities	477,945,243	436,727,806

Shareholders’ Equity
Preferred stock, 20,000,000 shares authorized, none issued	—	—
Common stock, par value $0.01 per share, 20,000,000 shares authorized, 3,956,797 shares issued at June 30, 2005, and 3,840,572 shares issued at December 31, 2004	39,568	38,406
Paid-in capital	24,544,059	23,731,549
Retained earnings	14,860,696	12,635,174
Accumulated other comprehensive income (loss): net unrealized holding gains on securities available-for-sale, net of deferred income tax	(197,655)	377,989
Treasury stock, at cost (75,973 shares at June 30, 2005 and at December 31, 2004)	(699,796)	(699,796)
Total Shareholders’ Equity	38,546,872	36,083,322
Total Liabilities and Shareholders’ Equity	$516,492,115	$472,811,128

See notes to consolidated financial statements.

APPALACHIAN BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF INCOME
Three Months and Six Months Ended June 30, 2005 and 2004
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2005	2004	2005	2004
Interest Income
Interest and fees on loans	$7,539,605	$5,776,538	$14,173,036	$11,281,589
Interest on investment securities:
Taxable securities	391,342	316,348	815,729	670,783
Nontaxable securities	163,986	162,576	326,469	324,966
Interest on deposits with other banks	4,743	1,055	6,459	1,450
Interest on federal funds sold	14,670	3,810	26,096	7,200
Total Interest Income	8,114,346	6,260,327	15,347,789	12,285,988
Interest Expense
Interest on deposits	2,237,268	1,470,413	4,156,792	2,923,016
Interest on short-term borrowings	30,036	24,198	79,789	40,966
Interest expense on long-term debt	319,947	234,289	593,111	440,412
Interest on subordinated long-term capital notes	97,200	64,500	187,200	128,400
Total Interest Expense	2,684,451	1,793,400	5,016,892	3,532,794
Net Interest Income	5,429,895	4,466,927	10,330,897	8,753,194
Provision for loan losses	492,000	291,107	929,000	651,107
Net Interest Income After Provision for Loan Losses	4,937,895	4,175,820	9,401,897	8,102,087
Noninterest Income
Customer service fees	345,405	292,106	652,678	575,324
Insurance commissions	15,718	17,366	29,793	26,331
Mortgage origination fees	233,429	223,547	448,089	443,916
Investment securities gains (losses)	—	(22,633)	—	(22,633)
Other operating income	189,078	172,525	399,244	335,362
Total Noninterest Income	783,630	682,911	1,529,804	1,358,300
Noninterest Expenses
Salaries and employee benefits	2,034,926	1,675,991	3,978,913	3,243,011
Occupancy, furniture and equipment expense	518,928	473,988	1,041,152	917,506
Other operating expenses	1,316,642	1,286,948	2,683,671	2,554,913
Total Noninterest Expenses	3,870,496	3,436,927	7,703,736	6,715,430
Income before income taxes	1,851,029	1,421,804	3,227,965	2,744,957
Income tax expense	590,832	442,000	1,002,443	868,700
Net Income	$1,260,197	$979,804	$2,225,522	$1,876,257
Earnings per Common Share
Basic	$0.33	$0.26	$0.58	$0.51
Diluted	0.32	0.25	0.56	0.48
Cash Dividends Declared per Common Share	0.00	0.00	0.00	0.00
Weighted Average Shares Outstanding
Basic	3,863,917	3,731,399	3,822,056	3,710,836
Diluted	3,983,717	3,885,700	3,957,089	3,874,363

See notes to consolidated financial statements.

APPALACHIAN BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
Three Months and Six Months Ended June 30, 2005 and 2004
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2005	2004	2005	2004
Net Income	$1,260,197	$979,804	$2,225,522	$1,876,257

Other comprehensive income, net of tax:
Unrealized gains (losses) on securities:
Unrealized holding gains (losses) arising during the period	58,517	(1,934,756)	(872,188)	(1,167,736)
Reclassification adjustments for (gains) losses included in net income	—	22,633	—	22,633
Net unrealized gains (losses)	58,517	(1,912,123)	(872,188)	(1,145,103)
Income tax expense (benefit) related to items of other comprehensive income (loss)	(19,896)	650,122	296,544	389,335
Other comprehensive income (loss)	38,621	(1,262,001)	(575,644)	(755,768)

Comprehensive Income (Loss)	$1,298,818	$(282,197)	$1,649,878	$1,120,489

See notes to consolidated financial statements.

APPALACHIAN BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Six Months Ended June 30, 2005 and 2004
(Unaudited)

	Six Months Ended June 30,
	2005	2004
Operating Activities
Net Income	$2,225,522	$1,876,257
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, amortization, and accretion, net	549,184	503,975
Provision for loan losses	929,000	651,107
Loss on disposition of other real estate	82,691	183,857
Realized investment security losses	—	22,633
(Increase) in cash surrender value on life insurance	(137,987)	(80,277)
(Increase) in accrued interest receivable	(390,215)	(177,553)
Increase (decrease) in accrued interest payable	28,917	(142,795)
Other, net	937,425	(23,957)
Net Cash Provided by Operating Activities	4,224,537	2,813,247
Investing Activities
Purchase of securities available-for-sale, net	(285,176)	(2,276,808)
Net (increase) in loans to customers	(31,994,110)	(32,455,297)
Capital expenditures, net	(1,438,404)	(3,028,562)
Purchase of insurance contracts	—	(5,000,000)
Proceeds from disposition of foreclosed real estate	112,154	1,056,900
Net Cash Used in Investing Activities	(33,605,536)	(41,703,767)
Financing Activities
Net increase in demand deposits, NOW accounts, and savings accounts	18,744,053	30,015,865
Net increase in certificates of deposit	23,860,257	1,836,340
Net increase (decrease) in short-term borrowings	(1,196,790)	560,019
Proceeds from long-term debt	2,000,000	25,400,000
Repayment of long-term debt	(3,000,000)	(14,671,429)
Proceeds from issuance of common stock	805,636	405,959
Compensation associated with issuance of stock options	8,036	13,568
Net Cash Provided By Financing Activities	41,221,192	43,560,322
Net Increase in Cash and Cash Equivalents	11,840,193	4,669,802
Cash and Cash Equivalents at Beginning of Period	7,513,095	7,390,825
Cash and Cash Equivalents at End of Period	$19,353,288	$12,060,627
Supplemental Disclosures of Cash Flow Information
Cash paid during the period for:
Interest	$4,987,975	$3,675,589
Income taxes	916,528	955,000

See notes to consolidated financial statements.

APPALACHIAN BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
June 30, 2005 (Unaudited) and December 31, 2004

Note A — Basis of Presentation

The consolidated financial statements include the accounts of Appalachian Bancshares, Inc. (the “Company”) (a Georgia corporation) and its wholly owned subsidiary, Appalachian Community Bank (the “Bank”). The Bank provides a full range of banking services to individual and corporate customers in North Georgia and the surrounding areas.

All significant intercompany transactions and balances have been eliminated in consolidation. Unless otherwise indicated herein, the financial results of the Company refer to the Company and the Bank on a consolidated basis. The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three and six month periods ended June 30, 2005, are not necessarily indicative of the results that may be expected for the year ending December 31, 2005.

The consolidated statement of financial condition at December 31, 2004, has been derived from the audited consolidated financial statements at that date, but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. For further information, refer to the Company’s consolidated financial statements for the year ended December 31, 2004, and footnotes thereto, included in the Company’s Form 10-K, filed with the Securities and Exchange Commission on March 29, 2005.

Note B — Critical Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The determination of the adequacy of the allowance for loan losses is based on estimates that are particularly susceptible to significant changes in the economic environment and market conditions. In connection with the determination of the estimated losses on loans, management obtains independent appraisals for significant collateral. While management uses available information to recognize losses on loans, further reductions in the carrying amounts of loans may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the estimated losses on loans. Such agencies may require the Bank to recognize additional losses based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the estimated losses on loans may change materially in the near term. However, the amount of the change that is reasonably possible cannot be estimated.

APPALACHIAN BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
June 30, 2005 (Unaudited) and December 31, 2004

Note C — Income Taxes

The effective tax rates of approximately 31.1% and 31.6% for the six months ended June 30, 2005 and 2004, respectively, and 31.9% and 31.1% for the three months ended June 30, 2005 and 2004, respectively, are less than the applicable statutory rate due primarily to the effects of tax-exempt income and general business credits.

Note D — Investment Securities

The Company applies the accounting and reporting requirements of Statement of Financial Accounting Standards (“SFAS”) No. 115, Accounting for Certain Investments in Debt and Equity Securities. This pronouncement requires that all investments in debt securities be classified as either “held-to-maturity” securities, which are reported at amortized cost; “trading” securities, which are reported at fair value, with unrealized gains and losses included in earnings; or “available-for-sale” securities, which are reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders’ equity (net of deferred tax effect).

At June 30, 2005, the Company had net unrealized losses of $299,478 in available-for-sale securities, which are reflected in the presented assets and resulted in a decrease in shareholders’ equity of $197,655, net of deferred tax benefit. There were no trading securities. The net decrease in shareholders’ equity, as a result of the SFAS No. 115 adjustment from December 31, 2004 to June 30, 2005, was $575,644.

At December 31, 2004, the Company’s available-for-sale securities reflected net unrealized gains of $572,711 that resulted in an increase in stockholders’ equity of $377,989 net of deferred tax liability.

The following tables show the Company’s investments’ gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at June 30, 2005 and at December 31, 2004.

	Less Than 12 Months		12 Months or More		Total
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Securities Available-for-Sale as of:
June 30, 2005
U.S. Government and agency securities	$17,876,767	$158,535	$12,621,864	$318,396	$30,498,631	$476,931
State and Municipal Securities	310,455	276	—	—	310,455	276
Mortgage-backed securities	6,950,369	49,623	3,399,960	98,018	10,350,329	147,641
Equity securities	364,500	458,270	—	—	364,500	458,270
	$25,502,091	$666,704	$16,021,824	$416,414	$41,523,915	$1,083,118
December 31, 2004
U.S. Government and agency securities	$15,217,628	$133,822	$5,797,158	$149,962	$21,014,786	$283,784
Mortgage-backed securities	10,496,622	52,937	—	—	10,496,622	52,937
	$25,714,250	$186,759	$5,797,158	$149,962	$31,511,408	$336,721

APPALACHIAN BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
June 30, 2005 (Unaudited) and December 31, 2004

Note D — Investment Securities — Continued

Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. At June 30, 2005, there were ten securities that have been in a continuous unrealized loss position for twelve months or more, and at December 31, 2004, there were four such securities, all of which are securities issued by insured agencies of the United States Government. Because the declines in value of these securities are attributable to changes in interest rates and not credit quality, and because the Company has the ability and intent to hold the securities until a market price recovery or maturity, these investments are not considered other-than-temporarily impaired.

Note E — Segment Information

All of the Company’s offices offer similar products and services, are located in the same geographic region, and serve the same customer segments of the market. As a result, management considers all units as one operating segment and therefore feels that the basic financial statements and related footnotes provide details related to segment reporting.

Note F — Intangibles

Amortizable intangible assets and acquired goodwill as of June 30, 2005, and December 31, 2004, are detailed as follows:

Amortizable Intangibles

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
As of June 30, 2005:
Debt issuance costs	$170,000	$62,333	$107,667
Total	$170,000	$62,333	$107,667
As of December 31, 2004:
Debt issuance costs	$170,000	$45,333	$124,667
Total	$170,000	$45,333	$124,667

Aggregate amortization expense for amortizable intangible assets for the six months ended June 30, 2005 and the year ended December 31, 2004 was $17,000 and $40,875, respectively. Aggregate annual amortization expense estimated for each of the years ending December 31, 2005 and 2006 is $34,000.

Acquired Goodwill

	June 30, 2005	December 31, 2004
Goodwill from bank acquisition	$1,991,891	$1,991,891

APPALACHIAN BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
June 30, 2005 (Unaudited) and December 31, 2004

Note G — Stock Based Compensation

The Company has long-term incentive stock option plans and an employee stock purchase plan. Effective January 1, 2003, the Company adopted the fair value recognition provisions of SFAS No. 123, Accounting for Stock-Based Compensation, as provided by SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure. SFAS No. 148 allows for a prospective method of adoption of SFAS No. 123, whereby the Company can prospectively account for the current expense of options granted during 2003 and thereafter. Results of prior years have not been restated. The table set forth below illustrates the effects on net income and earnings per share if the fair value based method had been applied to all outstanding awards each period.

The Company has adopted its 1997 Employee Stock Incentive Plan and its 1997 Directors’ Non-qualified Stock Option Plan under which it has granted statutory and nonstatutory stock options to certain directors and employees. The options granted provide for these directors and employees to purchase shares of the Company’s common stock at the market value at the dates of grant. The options granted may be exercised within ten years from the dates of grant subject to vesting requirements. On April 1, 2003, the Company approved and adopted the 2003 Stock Option Plan, under which it has granted no options.

The Company has issued incentive stock options to certain key employees, of which options to purchase 93,700 shares of the Company’s common stock are outstanding at June 30, 2005, at exercise prices ranging from $3.64 to $16.00 (the fair market values on the grant dates, adjusted for subsequent stock splits and stock dividends). The majority of these options vest over a five-year period at 20% on each of the first five anniversaries of the grant date and expire ten years from the grant date.

The Company has also issued nonqualified stock options, primarily to directors of the Company, of which 174,875 are outstanding at June 30, 2005, at exercise prices ranging from $3.64 to $5.45 (the fair market value on the grant dates, adjusted for subsequent stock splits and stock dividends). These options vest over a five-year period at 20% on each of the first five anniversaries of the grant date and expire ten years from the grant date.

APPALACHIAN BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
June 30, 2005 (Unaudited) and December 31, 2004

Note G — Stock Based Compensation — Continued

The Company’s actual and pro forma information follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2005	2004	2005	2004
Net Income
As reported	$1,260,197	$979,804	$2,225,522	$1,876,257
Add: Stock-based compensation expense included in net income, net of related taxes	3,780	6,195	8,036	13,568
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of tax	(8,862)	(15,521)	(17,450)	(32,323)
Pro forma net income	$1,255,115	$970,478	$2,216,108	$1,857,502
Basic Earnings per Common Share:
As reported	$0.33	$0.26	$0.58	$0.51
Pro forma	$0.32	$0.26	$0.58	$0.50
Diluted Earnings per Common Share:
As reported	$0.32	$0.25	$0.56	$0.48
Pro forma	$0.32	$0.25	$0.56	$0.48

Note H — Post Retirement Plans

The Company has a non-qualified deferred compensation plan covering certain employees and directors. Certain directors have a non-qualified director fee deferral plan.

The following table summarizes the benefit obligation, and expense of the plans:

	Six Months Ended
	June 30, 2005	June 30, 2004
Service cost	$213,431	$—
Interest cost	13,865	6,950
Participant contributions	10,800	10,800
Net periodic benefit cost	$238,096	$17,750

APPALACHIAN BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
June 30, 2005 (Unaudited) and December 31, 2004

Note I — Commitments and Contingencies

In the normal course of business, the Company offers a variety of financial products to its customers to aid them in meeting their requirements for liquidity, credit enhancement, and interest rate protection. Accounting principles generally accepted in the United States of America recognize these transactions as contingent liabilities and, accordingly, they are not reflected in the accompanying consolidated financial statements. Commitments to extend credit, credit card arrangements, commercial letters of credit, and standby letters of credit all include exposure to some credit loss in the event of nonperformance of the customer. The Company’s credit policies and procedures for credit commitments and financial guarantees are the same as those for extension of credit that are recorded on the statements of financial condition. Because these instruments have fixed maturity dates, and because many of them expire without being drawn upon, they do not generally present any significant liquidity risk to the Company. Management conducts regular reviews of these instruments on an individual customer basis, and the results are considered in assessing the adequacy of the Company’s allowance for loan losses. Management does not anticipate any material losses as a result of these commitments and contingencies.

Following is a discussion of these commitments and contingencies:

Standby Letters of Credit:  These are agreements used by the Company’s customers as a means of improving their credit standings in their dealings with others. Under these agreements, the Company agrees to honor certain financial commitments in the event that its customers are unable to do so. The amount of credit risk involved in issuing letters of credit in the event of nonperformance by the other party is the contract amount. As of June 30, 2005 and December 31, 2004, the Company has issued standby letters of credit of approximately $2,668,000 and $1,403,000, respectively. The Company records a liability for the estimated fair value of standby letters of credit based on the fees charged.

Loan Commitments:  As of June 30, 2005, and December 31, 2004, the Company had commitments outstanding to extend credit totaling approximately $68,051,951 and $59,005,000, respectively. These commitments generally require the customers to maintain certain credit standards. Management does not anticipate any material losses as a result of these commitments.

Litigation:  The Company is party to litigation and claims that arise in the normal course of business. Management, after consultation with legal counsel, believes that the liabilities, if any, relating to such litigation and claims are not material to the consolidated financial statements.

APPALACHIAN BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
June 30, 2005 (Unaudited) and December 31, 2004

Note J — Subordinated Long-term Capital Notes

On August 28, 2003, Appalachian Capital Trust I (“the Trust”), a Delaware statutory trust established by the Company, received $6,000,000 principal amount of the Trust’s floating-rate, cumulative, trust-preferred securities (the “Trust Preferred Securities”) in a private placement of the Trust Preferred Securities. The proceeds of that transaction were then used by the Trust to purchase an equal amount of floating rate-subordinated debentures (the “Subordinated Debentures”) of the Company. The Company has fully and unconditionally guaranteed all obligations of the Trust, on a subordinated basis, with respect to the Trust Preferred Securities. In accordance with the provisions of Financial Interpretation No. (“FIN”) 46, the Company accounts for the Trust Preferred Securities as a long-term debt liability to the Trust in the amount of $6,186,000. Subject to certain limitations, the proceeds of the Trust Preferred Securities qualify as additional Tier 1 capital for the Company.

The sole asset of the Trust is the Subordinated Debentures issued by the Company. Both the Trust Preferred Securities and the Subordinated Debentures have 30-year lives. However, both the Company and the Trust have options to call their respective securities after five years, subject to regulatory capital requirements.

1,100,000 Shares

Common Stock

PROSPECTUS

Sandler O’Neill & Partners, L.P.

                 , 2005

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, to be paid in connection with the sale of common stock being registered, all of which will be paid by Appalachian Bancshares, Inc. All amounts are estimates except the Securities and Exchange Commission filing fee , the Nasdaq listing fee and the NASD filing fee .

SEC registration fee	$2,516
Nasdaq listing fee	100,000
NASD filing fee	2,638
Printing expenses	80,000
Legal fees and expenses	300,000
Accounting fees and expenses	50,000
Miscellaneous	20,000
Total	$555,154

Item 15.	Indemnification of Directors and Officers.

Under Article 8, Part 5 of the Georgia Business Corporation Code, our directors, to the extent successful in the defense of any proceeding or claim to which the director is a party because he or she is a director of the Company, are entitled, as a matter of right, to indemnification against reasonable expense, including attorneys’ fees, incurred by him or her in connection therewith. Our bylaws also provide us with the authority to indemnify a director if the director seeking indemnification acted in good faith and reasonably believed (i) in the case of conduct in his or her official capacity, that his or her action was in the best interest of the Company, (ii) in all other cases, that his or her action was not opposed to the best interests of the Company, and (iii) in the case of any criminal proceedings, that he or she had no reasonable cause to believe his or her conduct was unlawful, provided that indemnification in connection with a proceeding by or in the right of the corporation is limited to reasonable expenses incurred in connection with the proceeding. The authority to indemnify a director is not applicable in connection with any proceeding brought by or in the right of the Company in which the director was adjudged liable to the Company (unless such director meets the relevant standard of conduct set forth in the preceding sentence), or in connection with any other proceeding in which he or she is adjudged liable on the basis that personal benefit was improperly received by him. Indemnification in any action brought by or in the right of the Company is limited in any event to reasonable expenses incurred in connection with the proceeding, and does not include the obligation to pay any judgment, settlement, penalty or fine. In addition, our bylaws mandate the indemnification of our officers under certain circumstances, and provide us with the power and authority to indemnify our officers, employees and agents in certain circumstances.

In addition, our articles of incorporation, subject to certain exceptions, provide that no director shall be personally liable to the Company or our shareholders for monetary damages for breach of his or her duty of care or other duty as a director, but only to the extent permitted by the Georgia Business Corporation Code. There is no elimination of liability for (1) a breach of duty involving appropriation of a business opportunity of the company, (2) an act or omission involving intentional misconduct or a knowing violation of law, (3) as to any payment of a dividend or approval of a stock repurchase that is illegal under the Georgia Business Corporation Code, or (4) a transaction from which the director received an improper personal benefit.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Company pursuant to the articles of incorporation or bylaws, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer, or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

Item 16.	Exhibits.

The Exhibit Index filed herewith and appearing immediately before the exhibits hereto is incorporated by reference in response to this Item.

Item 17.	Undertakings.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned in the City of Ellijay, State of Georgia, on September 23 , 2005.

APPALACHIAN BANCSHARES, INC.

By: /s/ Tracy R. Newton Tracy R. Newton, Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Tracy R. Newton Tracy R. Newton	Chief Executive Officer and Director (principal executive officer)	September 23 , 2005

/s/ Darren M. Cantlay Darren M. Cantlay	Chief Financial Officer and Executive Vice President (principal accounting and financial officer)	September 23 , 2005

/s/ J. Ronald Knight * J. Ronald Knight	Chairman of the Board of Directors and Director	September 23 , 2005

/s/ Alan S. Dover * Alan S. Dover	Director	September 23 , 2005

/s/ Charles A. Edmondson * Charles A. Edmondson	Director	September 23 , 2005

/s/ Roger E. Futch * Roger E. Futch	Director	September 23 , 2005

/s/ Frank E. Jones * Frank E. Jones	Director	September 23 , 2005

/s/ Joseph C. Hensley * Joseph C. Hensley	Director	September 23 , 2005

/s/ Kenneth D. Warren * Kenneth D. Warren	Director	September 23 , 2005

* B y: /s/ Tr acy R. Newton Tracy R. Newton, as Attorney-in-Fact

EXHIBIT INDEX

The following exhibits are filed with or incorporated by reference into this registration statement. The exhibits denominated by an asterisk (*) were previously filed as a part of, and are hereby incorporated by reference from either:

(i)	the Annual Report on Form 10-KSB for the year ended December 31, 1996 (“1996 10-KSB”);

(ii)	the Quarterly Report on Form 10-QSB for the quarter ended June 30, 1997 (“6/30/1997 10-QSB”);

(iii)	the Annual Report o n Form 11-K for the year ended December 31, 2001 (“2001 11-K”);

(iv)	the Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 (“6/30/2003 10-Q”);

(v)	the Quarterly Report on Form 10-Q for the quarter ended September 30, 2003 (“9/30/2003 10-Q”);

(vi)	the Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 (“9/30/2004 10-Q”);

(vii)	the Current Report on Form 8-K filed on July 1, 2005 (“7/01/2005 8-K”); or

(viii)	the Quarterly Report on Form 10-Q for the quarter ended June 30, 2005 (“6/30/2005 10-Q”).

Exhibit Number	Description of Exhibit
1.1	Form of Underwriting Agreement among Appalachian Bancshares, Inc., Appalachian Community Bank, and Sandler O’Neill & Partners, L.P.
4.1	Form of Certificate of Common Stock
*4.2	Restated Articles of Incorporation of the Company (Exh. 3.1, 6/30/2003 10-Q)
*4.3	Restated Bylaws of the Company (Exh. 3.2, 6/30/2003 10-Q)
5.1	Opinion of Smith, Gambrell & Russell, LLP
*10.1	1997 Directors’ Non-Qualified Stock Option Plan (Exh. 10.1, 1996 10-KSB)
*10.2	1997 Employee Incentive Stock Incentive Plan (Exh. 10.2, 1996 10-KSB)
*10.3	Adoption Agreement for the Appalachian Bancshares, Inc. Employees’ Savings & Profit Sharing Plan (Exh. 10.1, 2001 11-K)
*10.4	Pentegra Services, Inc. Employees’ Savings & Profit Sharing Plan Basic Plan Document and related documents (Exh. 10.2, 2001 11-K)
*10.5	Form of Deferred Fee Agreement between Gilmer County Bank and certain directors and executive officers, with addendum (Exh. 10.6, 6/30/1997 10-QSB)
*10.6	Form of Data Processing Agreement by and between Appalachian Community Bank and Fiserv Solutions, Inc., effective as of July 26, 2002 (Exh. 10.3, 9/30/2003 10-Q)
*10.7	2003 Stock Option Plan (Exh. 10.1, 6/30/2003 10-Q)
*10.8	Form of Stock Option Agreement(Exh. 10.2, 6/30/2003 10-Q)
*10.9	Form of Change in Control Agreement for Named Executive Officers (and description of benefits for each Named Executive Officer) (Exh. 10.1, 9/30/2004 10-Q)
*10.10	Form of Salary Continuation Agreement for Named Executive Officers (Exh. 10.2, 9/30/2004 10-Q)
*10.13	Form of Salary Continuation Agreement for the Directors of Appalachian Community Bank (Exh. 10.3, 9/30/2004 10-Q)
23.1	Consent of Schauer Taylor Cox Vise & Morgan, P.C.
23.2	Consent of Mauldin & Jenkins, LLC
23.2	Consent of Smith, Gambrell & Russell, LLP (contained in their opinion filed at Exhibit 5.1)
24.1	Power of Attorney (previously filed)